   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000

                                                      REGISTRATION NO. 333-42570
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 6

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             NOVATEL WIRELESS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                                        4812                                      86-0824673
(STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL                       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NUMBER)

                            9360 TOWNE CENTRE DRIVE
                                   SUITE 110
                              SAN DIEGO, CA 92121
                                 (858) 320-8800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                   JOHN MAJOR
                            CHIEF EXECUTIVE OFFICER
                             NOVATEL WIRELESS, INC.
                            9360 TOWNE CENTRE DRIVE
                                   SUITE 110
                              SAN DIEGO, CA 92121
                                 (858) 320-8800
                (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              BLASE P. DILLINGHAM, ESQ.                              J. SCOTT HODGKINS, ESQ.
               PATRICK T. WATERS, ESQ.                                  LATHAM & WATKINS
             JEAN-JACQUES B. DUPRE, ESQ.                              633 WEST FIFTH STREET
         ORRICK, HERRINGTON & SUTCLIFFE LLP                           LOS ANGELES, CA 90071
                 777 SOUTH FIGUEROA                                      (213) 485-1234
                LOS ANGELES, CA 90017
                   (213) 629-2020

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2000


                                7,000,000 Shares

                                 [NOVATEL LOGO]

                                  Common Stock
                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. Subject to notice of issuance, our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "NVTL".

     The underwriters have an option to purchase a maximum of 1,050,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

                                                                            UNDERWRITING
                                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                            PUBLIC           COMMISSIONS     NOVATEL WIRELESS
                                                           --------         -------------    ----------------
Per Share............................................          $                  $                  $
Total................................................          $                  $                  $

     Delivery of the shares of common stock will be made on or about
                    , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
CREDIT SUISSE FIRST BOSTON
                     U.S. BANCORP PIPER JAFFRAY
                                         BANC OF AMERICA SECURITIES LLC

           The date of this prospectus is                     , 2000

     The inside front cover contains a graphic of our product portfolio.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    5
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   16
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
CAPITALIZATION........................   18
DILUTION..............................   19
SELECTED FINANCIAL DATA...............   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   22
BUSINESS..............................   30
MANAGEMENT............................   45
RELATED PARTY TRANSACTIONS............   57

                                        PAGE
                                        ----
PRINCIPAL STOCKHOLDERS................   62
DESCRIPTION OF SECURITIES.............   65
SHARES ELIGIBLE FOR FUTURE SALE.......   68
IMPORTANT UNITED STATES TAX
  CONSEQUENCES TO NON-U.S. HOLDERS OF
  OUR COMMON STOCK....................   70
UNDERWRITING..........................   73
NOTICE TO CANADIAN RESIDENTS..........   76
LEGAL MATTERS.........................   77
EXPERTS...............................   77
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.........................   77
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus, contain a discussion of some of the factors that could contribute to those differences.

                                  OUR COMPANY

     We are a provider of wireless data communications access solutions. We provide wireless data modems and software for use with handheld computing devices and portable personal computers. Our products enable professionals and consumers to access enterprise networks and the Internet "anytime, anywhere." We also provide wireless data modems which can be integrated into other devices for a wide range of vertical applications. We also offer provisioning, activation and systems integration services to our customers to facilitate use of our products.

     We have a strong history of designing innovative wireless access products. We designed and delivered the first products to enable wireless connectivity for the Palm family of handheld computing devices. We have successfully developed and are continuing to develop solutions that enable our customers to wirelessly access data utilizing a wide range of mobile computing devices across a broad range of wireless data network technologies. Our current product portfolio includes the following:


     - The Minstrel line of Wireless Modem cradles, for the Palm family of handheld computing devices, the Handspring family of handheld computing devices and the Casio E-15 Windows Pocket PC handheld device;


     - The Merlin Type II PC Card, for portable and desktop personal computers
       (PCs);

     - The Sage Wireless Modem, for portable and desktop PCs;

     - The NRM-6812 and Expedite Wireless OEM Modem, for custom integration with computers and other devices; and

     - The Lancer 3W Wireless Modem, for vehicle-mounted applications.

     Our core modem technology is easily customized to address a broad range of vertical applications. Our customers include wireless telecommunications operators such as Verizon Wireless and AT&T Wireless, and wireless data content and service providers such as OmniSky Corporation, GoAmerica Communications Corp. and CreSenda Wireless. We also have original equipment manufacturer (OEM) customers such as @Road, Harvest/Coca-Cola and KeyCorp and we have entered into strategic technology and development relationships within the wireless communications industry with Intel Corporation, Hewlett-Packard Company, Metricom, Inc., OmniSky, Symbol Technologies, Inc. and VoiceStream Wireless Corp.

     The convergence of mobile computing, wireless communications and the Internet and enterprise networks is driving the rapidly expanding demand for wireless data access. The explosion of the Internet and enterprise networks has accelerated the development of applications for communications, information access, content and commerce. As professionals and consumers have become increasingly dependent on the growing functionality, productivity and convenience offered by these applications, they are demanding wireless connectivity for their mobile computing devices. We believe that demand for an ever increasing range of wireless data applications will continue to grow as wireless data network coverage, bandwidth and security improve to allow higher quality service.

     To meet this rapidly growing demand, we provide the following advantages to our customers:

     Breadth of Wireless Access Products. Our products enable both handheld computing devices and portable PCs to wirelessly access the Internet and enterprise networks. We also provide wireless modems to enable wireless connectivity to a broad range of devices for vertical applications.

     Price Performance Leadership. We have designed our products to provide high levels of performance and functionality with attractive pricing to drive widespread adoption among users.

     Convenience. Our products provide users with wireless connectivity to the Internet and enterprise networks with a focus on ease-of-use and real-time access to e-mail, online content and critical personal and professional information. We have designed our products to reduce their size and weight without compromising performance.

     Productivity. Our products enhance productivity by enabling handheld devices and portable PCs to be in constant connection with the Internet and enterprise networks. Our products for handheld devices also enable wireless synchronization so users can backup and access personal and professional data from remote locations.

     Customized Solutions. Our technology platform enables us to provide wireless data solutions for a wide range of specialized applications and to adapt our products to specific customer needs. We enable our OEM customers to provide their clients with tailored solutions for vertical market applications such as securities trading, field services and sales, public safety transportation, retail and point of sale terminals, telemetry and vending system monitoring.

     Our objective is to be the leading global provider of wireless data access products. The key elements of our strategy include:

     - Extending our technology leadership to capitalize on the evolution and expansion of global wireless data access technologies;

     - Driving widespread adoption of our products by increasing our sales and marketing activities, continuing to price our products strategically and to improve their ease-of-use;

     - Expanding and developing strategic relationships to improve the design and functionality of our wireless access products and rapidly gain market share;

     - Continuing to target key vertical markets by offering products that increase productivity, reduce costs and create operational efficiencies; and

     - Developing value-added applications to expand the capabilities of our products.

                             CORPORATE INFORMATION

     We were incorporated in Delaware on April 26, 1996 when we acquired certain intellectual property rights relating to wireless communications. Our principal executive offices are located at 9360 Towne Centre Drive, Suite 110, San Diego, California 92121. Our telephone number at that location is (858) 320-8800. References in the prospectus to "we," "our," "us" and the "Company" refer to Novatel Wireless, Inc. together with our consolidated subsidiaries. Our Web site is www.novatelwireless.com. This reference to our website is not an active hyperlink, nor is the information contained in our Web site incorporated by reference into this prospectus and it does not constitute part of this prospectus.


     Our trademarks and service marks include Contact(R), Expedite(TM), Lancer(TM), Lancer 3W(TM), Merlin(TM), Minstrel(R), Minstrel IIIc(TM), Minstrel III(TM), Minstrel V(TM), Minstrel Plus(TM), Minstrel S(TM), Minstrel 540(TM), MissionONE(TM), Sage(R) and Viking(TM), each with its accompanying design, and the Novatel Wireless logo. Novatel Wireless, our logo and other trademarks and service marks mentioned in this prospectus are the property of Novatel Wireless, Inc. or its subsidiaries. All other brand names, trademarks, or service marks of other companies and products appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Common stock offered by us..........     7,000,000 shares of our common stock


Common stock to be outstanding after
  the offering......................     52,113,581 shares of our common stock


Use of proceeds.....................     For working capital and general
                                         corporate purposes, including increased
                                         research and development and sales and
                                         marketing expenditures. See "Use of
                                         Proceeds."

Nasdaq National Market symbol.......     NVTL


     The number of shares of our common stock to be issued and outstanding immediately after this offering is based on the number of shares issued and outstanding as of November 10, 2000. It also reflects a three-for-one split of each share of our common stock and preferred stock, which we effected in September 2000, and the automatic conversion into shares of our common stock upon completion of this offering of (i) all series of preferred stock outstanding as of the date of this prospectus and (ii) all shares of preferred stock of our subsidiary Novatel Wireless Technologies, Ltd. an Alberta, Canada corporation (NWT) (discussed below). In addition to the shares of common stock to be outstanding after this offering, there are:



     - 10,228,094 shares of common stock that could be issued upon the exercise of options outstanding as of November 10, 2000 at a weighted average exercise price of $4.62 per share;



     - 10,542,090 shares of common stock that could be issued upon the exercise of warrants outstanding as of November 10, 2000 at a weighted average exercise price of $2.79 per share;



     - 5,781,883 shares of common stock that could be issued in the future under our stock option plans as of November 10, 2000;


     - 1,500,000 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan.

     Prior to this offering, the authorized capital stock of our subsidiary, NWT, consisted of an unlimited number of Series A preferred shares, an unlimited number of Series B preferred shares and an unlimited number of common shares. In September 2000, all the NWT Series A preferred shares and all the NWT Series B preferred shares were exchanged for an equal number of shares of our Series A preferred stock and our Series B preferred stock, respectively, and upon consummation of this offering will automatically convert into an aggregate of 4,396,236 shares of our common stock. Additionally, all the outstanding warrants to purchase NWT common stock have been exchanged for warrants to purchase an equal number of shares of our common stock. In this prospectus, we refer to these exchanges, together, as the "NWT Exchange."

     Except as otherwise specified in this prospectus, all information in this prospectus assumes:

     - the three-for-one split of each share of our common stock and preferred stock which we effected in September 2000, after the occurrence of the NWT Exchange;

     - the automatic conversion of all the outstanding shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering;

     - the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State;

     - the effectiveness of our 2000 stock incentive plan and our 2000 employee stock purchase plan; and

     - no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP and which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception to December 31, 1996 is derived from audited consolidated financial statements not included in this prospectus. The balance sheet data at September 30, 2000 and consolidated statements of operations data for the nine months ended September 30, 1999 and 2000 are derived from unaudited consolidated financial statements which are included elsewhere in this prospectus. See notes 4 and 14 of the notes to the consolidated financial statements for an explanation of the number of shares used to compute net loss per share and pro forma net loss per share. The historical financial information may not be indicative of our future performance, and results of interim periods may not be indicative of results that may be expected for any other interim period or for the year as a whole.

                                        PERIOD FROM                                                  NINE MONTHS
                                       APRIL 26, 1996                                                   ENDED
                                       (INCEPTION) TO      FISCAL YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                        DECEMBER 31,    ------------------------------------   ------------------------
                                            1996           1997         1998         1999         1999         2000
                                       --------------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                                      (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue..............................    $      277     $    3,354   $    5,378   $    9,556   $    5,514   $    33,408
Cost of revenue......................           168          1,856        3,433       11,955        5,751        34,970
                                         ----------     ----------   ----------   ----------   ----------   -----------
Gross margin.........................           109          1,498        1,945       (2,399)        (237)       (1,562)
Operating expenses:
  Research and development...........         2,650          1,995        2,333        3,717        1,926         8,902
  Sales and marketing................           256          2,058        2,685        4,480        2,630        10,468
  General and administrative.........           656          1,944        2,496        4,443        3,335         3,345
  Amortization of deferred stock
    compensation.....................            --             --          115          220          166         6,523
Net loss.............................        (3,462)        (4,476)      (5,506)     (18,469)      (9,530)      (30,270)
Net loss per common share:
  Basic and diluted..................    $    (0.37)    $    (0.51)  $    (0.69)  $    (2.04)  $    (1.09)  $     (3.31)
  Weighted average shares
    outstanding......................     9,711,630      9,711,630    9,711,630    9,728,421    9,723,737    10,138,695
Pro forma net loss per share
  (unaudited)(1):
  Basic and diluted..................                                             $    (0.73)  $    (0.39)  $     (0.75)
  Weighted average shares
    outstanding......................                                             27,199,269   27,164,387    44,494,326

                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(2)
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 13,893    $ 86,403
Working capital.............................................    20,003      92,513
Total assets................................................    48,061     120,571
Total long-term liabilities.................................       289         289
Stockholders' equity........................................   (24,556)     99,446

---------------
(1) See notes 4 and 14 of the notes to the consolidated financial statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

(2) "As adjusted" reflects the application of the net proceeds from the sale of 7,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses (See "Use of Proceeds" and "Capitalization") and the sale of 434,782 shares of our Series D preferred stock that we issued and sold in October 2000 for net proceeds of $2,500,000.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before you decide whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may cause the trading price of our common stock to decline after this offering, and you could lose part or all of the money you paid to purchase our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED SIGNIFICANT OPERATING LOSSES SINCE OUR INCEPTION AND WE EXPECT TO CONTINUE TO INCUR SIGNIFICANT NET LOSSES AND NEGATIVE CASH FLOWS FOR THE FORESEEABLE FUTURE.

     We have experienced operating losses and net losses in each quarterly and annual period since our inception, and we expect to continue to incur significant losses for the foreseeable future. We incurred net losses of $3.5 million for the eight months ended December 31, 1996, $4.5 million for the year ended December 31, 1997, $5.5 million for the year ended December 31, 1998, $18.5 million for the year ended December 31, 1999 and $30.3 million for the nine months ended September 30, 2000. In addition, we had negative cash flows from operations of $3.5 million for the year ended December 31, 1997, $5.0 million for the year ended December 31, 1998 and $5.2 million for the year ended December 31, 1999 and $38.7 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of $68.7 million. We expect our operating expenses and negative cash flows will increase substantially as we continue to attempt to expand our business. We also expect to significantly increase our product development, sales and marketing, research and development, manufacturing, and general and administrative expenses in future periods. We have entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. These contracts may place significant demands on our resources. If we are unable to increase our revenue sufficiently to offset these expected increases in our expenses, we will not achieve profitability and our operating losses, net losses and negative cash flows will increase.

BECAUSE WE HAVE BEEN OPERATING ONLY SINCE 1996, OUR HISTORIC OPERATING RESULTS MAY NOT BE MEANINGFUL TO AN INVESTOR EVALUATING OUR COMPANY.

     We launched our first wireless modem in 1996. Because we have a limited operating history for you to evaluate when considering an investment in our company, it may be difficult for you to evaluate our current business and prospects. You must consider the risks, expenses and uncertainties that an early stage company like ours faces, particularly in the new and rapidly evolving wireless communications market. These considerations include our ability to continue to expand our customer base, maintain our current strategic-relationships and develop new ones, deliver products associated with our key contracts in a profitable and timely manner, attract and retain qualified personnel and manage our growth. Because we have only recently commenced commercial sales of our products, our past results and rates of growth may not be meaningful, and you should not rely on them as an indication of our future performance.

IF WE DO NOT CORRECTLY ANTICIPATE DEMAND FOR OUR PRODUCTS, WE MAY NOT BE ABLE TO ARRANGE COST-EFFECTIVE PRODUCTION OF OUR PRODUCTS OR WE COULD HAVE COSTLY EXCESS INVENTORIES OR PRODUCTION.

     Historically, we have experienced steady increases in demand for our products and generally have been able to arrange for increased production to meet that demand. However, the demand for our products depends on many factors and is difficult to predict. We expect that it will become more difficult to predict demand for specific products as we introduce and support multiple wireless communications products and as competition in the market for our products intensifies. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

     - If demand increases beyond what we anticipate, we would have to rapidly arrange for increased production at our third-party manufacturers. Our manufacturers depend on suppliers to provide additional volumes of components. If these suppliers cannot provide the additional volumes of components, our manufacturers may not be able to increase production rapidly enough to meet the unexpected demand. Even if our manufacturers are able to procure enough components, they may not be able to produce enough of our products to allow us to deliver them in a timely manner to our customers. The inability of our suppliers to provide material components or of our manufacturers to increase production rapidly enough or to sufficient levels could cause us to fail to meet customer demand.

     - Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower our profit margins.

     - If anticipated demand does not develop, we could have excess inventories of finished products and components, which would reduce our cash flow and could lead to write-offs of some or all of the excess inventories. Lower than anticipated demand could also result in manufacturing activity at our third-party manufacturers below the minimum manufacturing activity level for which we are financially committed, which could result in higher costs of goods sold and lower profit margins.

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH OUR SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER, OUR REPUTATION COULD BE HARMED AND OUR REVENUE AND PROFIT MARGINS MAY DECREASE.

     Our ability to generate future revenue under many of our significant supply contracts depends upon our ability to manufacture and supply products that meet defined specifications. To realize the benefits of these agreements, we will have to manage the following risks successfully:

     - We have priced these contracts on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease and these contracts may not be as profitable as they otherwise may have been.

     - If we are unable to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, we might not recover any costs that we incurred for research and development, sales and marketing, production and otherwise and we may incur additional costs as contractual penalties.

     - If we fail to meet a delivery deadline, or a customer determines that the products we delivered do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, or we may be liable to pay damages to the customer.

If we are unable to successfully manage these risks or meet required deadlines in connection with one or more of our key contracts, our reputation could be harmed and our business, financial condition, results of operations and liquidity could be materially adversely affected.

IF THE MARKET FOR WIRELESS ACCESS TO THE INTERNET DOES NOT CONTINUE TO GROW, OUR REVENUE WILL LIKELY DECLINE.

     The market for wireless access to the Internet has experienced significant growth in recent years. However, we cannot assure you that the market for our existing products will continue to grow, that potential customers within the industry will adopt our products for integration with their wireless data communications solutions, or that we will be successful in independently establishing markets for our products. If the wireless data communications market fails to grow, or grows more slowly than we currently anticipate, or if we are unable to establish markets for our new products, our business, financial condition, results of operations and liquidity could be materially adversely affected.

THE MARKETABILITY OF OUR PRODUCTS MAY SUFFER IF WIRELESS TELECOMMUNICATIONS OPERATORS DO NOT DELIVER ACCEPTABLE WIRELESS SERVICES.

     The success of our business depends on the capacity, affordability and reliability of wireless data access provided by various wireless telecommunications operators. Currently, various wireless telecommunications operators such as Verizon Wireless and AT&T Wireless, either directly or jointly with us, sell our products in connection with the sale of their wireless data access services to their customers. Growth in demand for wireless data access may be limited if wireless telecommunications operators fail to offer services which customers consider valuable, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively. If any of these occurs, or if for any other reason the demand for wireless data access fails to grow, sales of our products will decline and our business, financial condition and results of operations could be materially adversely affected.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, including those networks for which we currently are developing products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our financial condition and results of operations and liquidity could be materially adversely affected.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MANAGE ADDITIONAL GROWTH SUCCESSFULLY.


     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have continued to increase the scope of our operations domestically and have grown our shipments and headcount substantially. At November 10, 2000, we had a total of approximately 281 employees, representing an increase from 36 employees on March 31, 1997. In addition, we expect to continue to hire a significant number of employees during the remainder of 2000. Our growth has resulted, and any future growth will result, in increased responsibilities for our management and increased demands on our resources. To be successful, we will need to:


     - implement additional management information systems;

     - improve our operating, administrative, financial and accounting systems, procedures and controls;

     - maintain and expand our manufacturing capacity;

     - continue to train, motivate, manage and retain our existing employees and attract and integrate new employees; and

     - maintain close coordination among our executive, engineering, professional services, accounting, finance, marketing, sales and operations organizations.

     We may not adequately anticipate all the demands that growth may impose on our systems, procedures and structure. If we fail to anticipate and respond adequately to these demands or if we are otherwise unable to manage our growth effectively, we may not be able to compete effectively and our business, financial condition, results of operations and liquidity could be materially adversely affected.

WE CURRENTLY RELY EXCLUSIVELY ON THIRD-PARTY MANUFACTURERS TO PRODUCE OUR PRODUCTS, AND OUR ABILITY TO CONTROL THEIR OPERATIONS IS LIMITED.

     We currently outsource all our manufacturing to Sanmina Corporation, GVC Corporation and Solectron de Mexico, S.A. de C.V. Because we only recently entered into our agreements with GVC Corporation and Solectron, we have not had any significant working experience with either of these manufacturers. We expect GVC and Solectron to begin manufacturing some of our products at their facilities in Taiwan and Mexico, respectively, in the near future. We expect to continue to depend exclusively on third-party manufacturers to produce our products in a timely fashion and at satisfactory quality levels. Neither of these third-party manufactures is obligated to supply products to us for any specific quantity, except as may be provided in particular purchase orders which we submit to them from time to time. If our third-party manufacturers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our revenues and our competitive position and reputation. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. Our reliance on our third-party manufacturers exposes us to a number of risks which are outside our control:

     - unexpected increases in manufacturing costs;

     - interruptions in shipments if our third-party manufacturers are unable to complete production timely;

     - inability to control quality of finished products;

     - inability to control delivery schedules;

     - inability to control production levels and to meet minimum volume commitments to our customers;

     - inability to control manufacturing yield;

     - inability to maintain adequate manufacturing capacity; and

     - inability to secure adequate volumes of components.

     If we are unable to manage successfully our relationships with these third-party manufacturers, the quality and availability of our products may be harmed. If any of our third-party manufacturers stopped manufacturing our products or reduced its manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely basis. In addition, if any of our third-party manufacturers changed the terms under which they manufacture for us, our manufacturing costs could significantly increase. We generally place orders with our third-party manufacturers at least three months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately anticipate demand for our products, we may be unable to obtain adequate quantities of components to meet our customers' delivery requirements or we may accumulate excess inventories. If one or more of these events were to occur, our business, financial condition and results of operations could be materially adversely affected by increased costs, reduced revenue and lower profit margins.

IF WE FAIL TO ADOPT NEW TECHNOLOGY AND FAIL TO DEVELOP AND INTRODUCE NEW PRODUCTS SUCCESSFULLY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     We operate in a highly competitive environment, characterized by rapidly changing technology and industry standards. New products based on emerging technologies or evolving industry standards may quickly render an existing product obsolete and unmarketable. Our growth and future operating results depend in part upon our ability to enhance existing products and introduce newly developed products that conform to prevailing and evolving industry standards, meet or exceed technological advances in the marketplace, meet changing customer requirements, achieve market acceptance and respond to our competitors' products.

     The development of new products can be very difficult and requires technological innovation. The development process is also lengthy and costly. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. If we fail to anticipate our customers' needs and technological trends accurately or are otherwise unable to complete the development of products on time and within budgeted amounts, we will be unable to introduce new products into the market on a timely basis, if at all.

If we are unsuccessful at developing and introducing new products that are appealing to consumers, we may be unable to recover our significant research and development costs and our business, financial condition and results of operations could be materially adversely affected. In addition, as we introduce new versions of our products or new products, our current customers may not require the technological innovations of our new products and may not purchase them.

     To grow our revenue and achieve profitability, we must retain our current customers and develop new ones. If consumers view our competitors' products as superior to ours, or if our products are unable to meet their expectations or requirements, we may be unable to retain our existing customers or to develop new customers which would materially and adversely effect our business, financial condition and results of operations.

THE FLUCTUATION OF OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the market price of our stock would likely decline. The following factors may cause fluctuations in our operating results:

     - INCREASES IN OPERATING EXPENSES. We expect that our operating expenses, particularly our sales and marketing, and our research and development costs, will increase. We budget our operating expenses based on anticipated sales, and a significant portion of our sales and marketing, research and development and general and administrative costs are fixed, at least in the short term. If revenue decreases and we are unable to reduce our operating costs quickly and sufficiently, our operating results could be materially adversely affected. We have entered into and expect to continue to enter into significant customer contracts for the development and supply of our products. We expect to incur significant research and development, sales and marketing and other costs relating to the development, manufacture and sale of these products prior to receiving revenue from these contracts.

     - PRODUCT MIX. The product mix of our sales affects profit margins in any given quarter. As our business evolves and the revenue from the product mix of our sales varies from quarter to quarter, our operating results will likely fluctuate.

     - NEW PRODUCT INTRODUCTIONS. As we introduce new products, the timing of these introductions will affect our quarterly operating results. We may have difficulty predicting the timing of new product introductions and the market acceptance of these new products. If products and services are introduced earlier or later than anticipated, or if market acceptance is unexpectedly high or low, our quarterly operating results may fluctuate unexpectedly. Our quarterly operating results also fluctuate because we incur substantial upfront research and development, sales and marketing, production and other costs to support new product introductions prior to the periods in which we will recognize revenue from new products.

     - USE OF SUPPLY CONTRACTS WITH CUSTOMERS. We rely on long-term supply contracts with our distributor customers. These contracts typically have minimum purchase volumes, and also typically include a non-binding, forward-looking rolling forecast and allow the customer to make certain volume changes within specified periods of time in advance of scheduled production dates. We use these forecasts for internal planning of material procurement and required manufacturing capacity, but cannot predict with certainty incoming orders or changes in forecasts. Our operating results may fluctuate as a result of deviations from forecasted amounts, the timing of substantial orders, decreases in orders, failure to fulfill orders, possible delays or shortages in component supplies, or possible delays in the manufacture or shipment of current or new products.

     - LENGTHY SALES CYCLE. In addition, the length of time between the date of initial contact with a potential customer and the execution of a contract may take several months, and is subject to delays over which we have little or no control. The sale of our products is subject to delays from our customers' budgeting, approval and competitive evaluation processes that typically accompany significant information technology purchasing decisions. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase a product. We commit substantial time and resources to educate potential customers on the use and benefits of our products. Customers may also defer orders as a result of anticipated releases of newer or enhanced products by us or our competitors. As a result, our ability to anticipate the timing and volume of sales to specific customers is limited, and the delay or failure to complete one or more large transactions could cause our operating results to vary significantly from quarter to quarter.

     We believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful in predicting our future performance. If we do not achieve our expected revenue, it is possible that our operating results will fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the trading price of our common stock.

WE DEPEND UPON A SMALL NUMBER OF OUR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUE.

     A significant portion of our revenue comes from a small number of customers. Our top ten customers for the year ended December 31, 1999 and the nine months ended September 30, 2000 accounted for approximately 83.7% and 79.1% of our revenue, respectively. @Road, OmniSky and AirLink Communications, Inc. accounted for 23.1%, 14.3% and 9.2% of our revenue, respectively, for the year ended December 31, 1999. OmniSky, @Road, and Global Wireless Data accounted for 32.4%, 14.2% and 6.1% of our revenue, respectively, for the nine months ended September 30, 2000. We expect that a small number of customers will continue to account for a substantial portion of our revenue for the foreseeable future. If there is a downturn in the business of any of these customers, if we are unable to continue to retain their business, or if we are unable to diversify our customer base, our revenue may decline.


     The term of our agreement with OmniSky expired on May 1, 2000. Although we are currently negotiating a new agreement, there can be no assurance that we will arrive at a new agreement with OmniSky or that we will arrive at a new agreement with terms substantially similar to those contained in the expired agreement. Also, although we have been shipping and provisioning modems to OmniSky pursuant to an open purchase order while observing the same terms as those contained in the expired agreement (with the exception of the per unit activation services fee), there can be no assurance that we will continue to do so. If we fail to negotiate a new agreement with OmniSky or if we discontinue shipping and provisioning to OmniSky, our revenue may decline.


WE DEPEND ON SOLE SOURCE SUPPLIERS FOR SOME OF OUR COMPONENTS, AND OUR PRODUCT AVAILABILITY AND SALES WOULD BE HARMED IF THESE SUPPLIERS ARE NOT ABLE TO MEET OUR DEMAND AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

     Our products contain a variety of components that are procured from a variety of suppliers. These components include both tooled parts and industry-standard parts, many of which are similar to parts used in cellular telephone handsets. The cost, quality and availability of components are essential to the successful production and sale of our products. Some of these components come from sole or single source suppliers for which alternative sources may not be available. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for a substitute is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed. Currently, some components and certain integrated circuits are in short supply world-wide due to the explosive growth in demand for cellular-telephone handsets. If the shortage of such components or any other key component persists or worsens, we may not be able to deliver sufficient quantities of our products to satisfy demand.

IF WE FAIL TO DEVELOP AND MAINTAIN STRATEGIC ALLIANCES, WE MAY NOT BE ABLE TO PENETRATE NEW MARKETS.

     A key element of our business strategy is to penetrate new markets by developing new products through strategic alliances with leading companies. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating new markets for our products will depend in part on our ability to maintain these relationships and to cultivate additional or alternative relationships. We cannot assure you that we will be able to develop additional strategic alliances, that existing relationships will continue or be successful in achieving their purposes or that strategic partners will not form competing arrangements.

ANY SIGNIFICANT REDUCTION IN DEMAND FOR HANDHELD COMPUTING DEVICES OR FOR OUR PRODUCTS DESIGNED FOR THOSE DEVICES MAY HARM OUR BUSINESS.

     A significant amount of our revenue is generated by our products for handheld computing devices and portable PCs. Although the demand for handheld computing devices and portable PCs has historically increased at a steady rate, we cannot assure you that the demand for those devices will continue to grow in the future. In addition, certain recent models of handheld computing devices and portable PCs include internal wireless modems installed by the manufacturer which reduce the need for consumers to purchase our wireless modem products. If demand for handheld computing devices and portable PCs declines or as more consumers purchase handheld computing devices and PCs with internal wireless modems, the demand for our products would materially decrease and our revenue would decline.

WE MAY NOT BE ABLE TO MAINTAIN AND EXPAND OUR BUSINESS IF WE ARE NOT ABLE TO INTEGRATE OUR MANAGEMENT TEAM AND RETAIN, HIRE, INTEGRATE AND MANAGE ADDITIONAL QUALIFIED PERSONNEL.

     Many members of our senior management have joined our company within the last nine months. In particular, John Major, our chief executive officer, joined us in July 2000. Melvin Flowers, our chief financial officer, and Steven Schlief, our vice president of operations, joined us in February 2000 and July 2000, respectively. Peter Leparulo, our senior vice president of corporate and strategic development and general counsel, joined us in September 2000. As a result, our current management team has worked together for only a relatively short time and is in the process of integrating as a management team. Our ability to execute our strategies will depend upon our ability to integrate these and future managers into our operations, and there can be no assurance that we will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products.

     Our success in the future depends in part on the continued contribution of our executive, technical, engineering, sales, marketing, manufacturing and administrative personnel. Recruiting and retaining skilled personnel, including software and hardware engineers, is highly competitive, especially in the San Diego area. Cash compensation is likely to increase for employees with these skills whom we hire after our initial public offering because prospective employees may perceive that the stock option component of our compensation package is not as valuable as it was prior to the offering. In addition, most of our senior management and other key personnel are not bound by employment agreements. If we are not able to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers, we will not be able to maintain and expand our business.

     Over the past year, we have rapidly expanded our direct sales force and expect to hire additional sales personnel commensurate with our sales objectives. We may experience difficulty in integrating the new members of our sales team into our operations. We have limited experience in managing a large, expanding, geographically dispersed sales force. We cannot be certain that we will be able to effectively manage the growing sales force in the future or that newly-hired employees will achieve levels of productivity necessary to sustain our sales and revenue growth.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     As part of our business strategy, we intend to review on an ongoing basis acquisition opportunities that we believe would be advantageous to the development of our business. While we have no current agreements or current discussions with respect to any acquisitions, we may acquire businesses, products, or technologies in the future. If we make any acquisitions, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition, results of operations and the price of our common stock:

     - issue equity securities that would dilute existing stockholders' percentage ownership;

     - use a substantial portion of our available cash, including proceeds from this offering;

     - incur substantial debt, which may not be available to us on favorable terms and may adversely affect our liquidity;

     - assume contingent liabilities; and

     - take substantial charges in connection with the amortization of goodwill and other intangible assets.

     Acquisitions also entail numerous risks, including: difficulties in assimilating acquired operations, products and personnel; unanticipated costs; diversion of management's attention from other business concerns; adverse effects on existing business relationships with suppliers and customers; risks of entering markets in which we have limited or no prior experience; and potential loss of key employees from either our preexisting business or the acquired organization. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business and operating results.

OUR FUTURE RESULTS COULD BE HARMED BY RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

     We plan to expand our international sales and marketing activities in the future. We have limited experience in marketing, selling, distributing and manufacturing our products and services internationally. For the year ended December 31, 1999 and the nine months ended September 30, 2000, only approximately 12% and 9%, respectively, of our revenue was derived from international accounts. As we expand international sales, we expect to become subject to a number of risks which may increase our costs, lengthen our sales cycle and require significant management attention. These risks associated with doing business internationally generally include:

     - changes in foreign currency exchange rates;

     - changes in a specific country's or region's political or economic conditions, particularly in emerging markets, and changes in diplomatic and trade relationships;

     - less effective protection of intellectual property;

     - trade protection measures and import or export licensing requirements;

     - potentially negative consequences from changes in tax laws;

     - increased expenses associated with customizing products for foreign countries;

     - unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

     - longer collection cycles and difficulties in collecting accounts receivable; and

     - difficulty in managing widespread sales and research and development operations.

     Our sales and invoices are currently denominated in U.S. dollars. In the future, however, we may record sales and invoice customers in the applicable local foreign currency. If that occurs, we may be exposed to international currency fluctuations.

THE WIRELESS COMMUNICATIONS MARKET IS HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

     We compete in the wireless communications markets. The markets for wireless data access products are highly competitive and we expect competition to increase. Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They also may devote greater resources than we do to the development, promotion and sale of their products.

     Many of our competitors have more extensive customer bases and broader customer relationships and industry alliances that they could leverage to establish relationships with many of our current and potential customers. These companies also have significantly more established customer support and professional services organizations. In addition, these companies may adopt aggressive pricing policies or offer more attractive terms to customers, may bundle their competitive products with broader product offerings and may introduce new products and enhancements. Current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     Our wireless communications products compete with a variety of devices, including wireless modems, traditional wired modems, wireless handsets, wireless handheld computing devices and other wireless devices. Our current and potential competitors include:

     - Wireless modem manufacturers, such as Sierra Wireless, Uniden, NextCell and Tellus;

     - Traditional wired modem manufacturers, such as 3Com and Xircom;

     - Wireless device manufacturers, such as Handspring, Palm and Research in Motion;

     - Wireless handset manufacturers and next generation wireless technology providers, such as Ericsson, Motorola and Nokia; and

     - Non-CDPD private communications network providers, such as Emotiant, Bell South and Metricom.

     We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce our sales and the market acceptance of our products, cause intense price competition and make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of our market share. Our failure to compete successfully could seriously harm our business, financial condition and results of operations.

OUR PRODUCTS MAY CONTAIN ERRORS OR DEFECTS WHICH COULD DECREASE THEIR MARKET ACCEPTANCE.

     Our products are technologically complex and must meet stringent user requirements. We must develop our software and hardware products quickly to keep pace with the rapidly changing and technologically advanced wireless communications market. Products as sophisticated as ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, and increased customer service and support costs and warranty claims.

WE COULD INCUR SUBSTANTIAL COSTS DEFENDING OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT OR A CLAIM OF INFRINGEMENT.

     Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. Before we do so, we may not be able to detect infringement and we may lose competitive position in the market. Intellectual property rights also may be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

     Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property and refrain from selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

     If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, and our business, financial condition and results of operations may be materially adversely affected.

WE MAY NOT BE ABLE TO DEVELOP PRODUCTS THAT COMPLY WITH APPLICABLE GOVERNMENT REGULATIONS.


     Our products must comply with government regulations. For example, in the United States, the Federal Communications Commission (FCC) regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone networks. Radio frequency devices, which include our modems, must be approved under the above regulations by obtaining equipment authorization from the FCC prior to being offered for sale. Additionally, we cannot anticipate the effect that changes in government regulations may have on our ability to develop products in the future. Failure to comply with existing or evolving government regulations or to obtain timely regulatory approvals or certificates for our products could materially adversely affect our business, financial condition and results of operations. An inability or delay in obtaining FCC authorization could result in a decline in future revenue.


                        --------------------------------

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE COULD BE ADVERSELY AFFECTED BY SHARES BECOMING AVAILABLE FOR SALE UNDER RULE 144 AND AS A RESULT OF REGISTRATION RIGHTS AGREEMENTS WE HAVE ENTERED INTO WITH SOME OF OUR INVESTORS.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock under Rule 144, or the perception that these sales could occur, could cause our common stock price to fall and could impair our ability to raise capital through the sale of additional equity securities. In addition, we have entered into registration rights agreements with some investors that entitle these investors to have their shares registered for sale in the public market. The exercise of these rights could affect the market price of our common stock. See "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering, including information concerning Rule 144 and the registration rights we have granted.

OUR STOCK PRICE MAY BE VOLATILE, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE.

     The market price of our common stock could be subject to significant fluctuations after this offering as a result of factors many of which are beyond our control. Among the factors that could affect our stock price are:

     - quarterly variations in our operating results;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community about our business or the wireless communications industry generally;

     - changes in market valuations of similar companies and stock market price and volume fluctuations generally;

     - strategic actions by us or our competitors such as acquisitions or restructurings;

     - regulatory developments;

     - additions or departures of key personnel;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.

     The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. We cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL IN OUR COMPANY.

     Our certificate of incorporation and bylaws contain anti-takeover provisions that could prevent or delay an acquisition of our business at a premium price. These provisions:

     - provide for a staggered board;

     - prevent stockholders from taking action by written consent;

     - limit the persons who may call special meetings of stockholders; and

     - authorize our board of directors to approve the issuance of undesignated preferred stock without stockholder approval.

In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF YOUR SHARES.

     The initial public offering price per share of our common stock is substantially higher than the average net tangible book value per share of common stock. As a result, if you purchase shares of common stock in this offering your interest will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of your shares since any shares of our common stock that you purchase in this offering will be at a substantially higher per share price than the current average net tangible book value per share of our common stock. The dilution will be $9.13 per share in the net tangible book value of the common stock from the assumed initial public offering price of $11.00 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, any shares of our common stock that you may purchase in this offering will be subject to further dilution. As a result of this dilution, in the event of a liquidation, common stockholders purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares they purchased in this offering.

OUR DIRECTORS, EXECUTIVE OFFICERS AND EXISTING STOCKHOLDERS AND THEIR AFFILIATES WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING, AND THEIR INTERESTS MAY DIFFER FROM AND CONFLICT WITH YOURS.


     Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, 56.5% of our outstanding common stock. As a result, these stockholders, whose interests may be different from and may conflict with yours, will be able to influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company or otherwise cause us to take action that may not be in the best interests of all stockholders, either of which in turn could reduce the market price per share of our common stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that relate to future events or to our future business or performance. In some cases, you can identify forward-looking statements by words such as "anticipates, " "believes," plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, assumptions, limitations, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in "Risk Factors" and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $70 million from the sale of 7,000,000 shares of common stock at an assumed price of $11.00 per share and an additional $10.7 million from the sale of 1,050,000 shares if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including in management's estimation continued investment in research and development of between $20 million and $30 million and sales and marketing expenditures of between $20 million and $30 million. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. While we have no specific plans for any remaining proceeds, we may also use a portion of the net proceeds to acquire businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture.

     Pending the uses described above, we intend to invest the net proceeds in short-term, interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

     We may find it necessary or advisable to use portions of the net proceeds for other purposes, and our management will maintain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, will be at the discretion of our board of directors, after taking into account various factors our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, expansion plans and debt covenants. Our revolving line of credit with Venture Banking Group, a division of Cupertino National Bank, currently prohibits us from paying dividends without its prior approval.

                                 CAPITALIZATION

     The following table sets forth our consolidated total capitalization as of September 30, 2000. You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our financial statements appearing elsewhere in this prospectus. This information is presented:

     - on an actual basis at September 30, 2000;

     - on a pro forma basis at September 30, 2000 after giving effect to the automatic conversion of all the outstanding shares of our preferred stock upon the closing of this offering, including a total of 434,782 shares of our Series D preferred stock that we issued and sold in October 2000, and the receipt of net proceeds of $2,500,000 as a result thereof.

     - on a pro forma as adjusted basis to give effect to the receipt of the net proceeds from the sale by us of shares of common stock in this offering at an assumed price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                     SEPTEMBER 30, 2000
                                                                        (UNAUDITED)
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
(IN THOUSANDS)                                              --------    ---------    -----------
Cash and cash equivalents.................................  $ 13,893    $ 16,393      $ 86,403
                                                            ========    ========      ========
Capital lease obligations, current portion................  $     71    $     71      $     71
Capital lease obligations, net of current portion.........       289         289           289
                                                            --------    --------      --------
Total indebtedness........................................       360         360           360
                                                            --------    --------      --------
Convertible and redeemable preferred stock................    51,492          --            --
                                                            --------
Stockholders' equity (deficit):
  Preferred stock.........................................         6          --            --
  Common stock............................................        10          45            52
  Additional paid in capital..............................    68,136     122,099       192,102
  Deferred stock compensation.............................   (24,013)    (24,013)      (24,013)
  Accumulated deficit.....................................   (68,695)    (68,695)      (68,695)
                                                            --------    --------      --------
     Total stockholders' equity (deficit).................   (24,556)     29,436        99,446
                                                            --------    --------      --------
     Total capitalization.................................  $ 27,296    $ 29,796      $ 99,806
                                                            ========    ========      ========

---------------
The common stock outstanding as shown excludes:


     - 10,228,094 shares of common stock that could be issued upon the exercise of options outstanding as of November 10, 2000 at a weighted average exercise price of $4.62 per share;



     - 10,542,090 shares of common stock that could be issued upon the exercise of warrants outstanding as of November 10, 2000 at a weighted average exercise price of $2.79 per share;



     - 5,781,883 shares of common stock that could be issued in the future under our stock option plans as of November 10, 2000;


     - 1,500,000 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The pro forma net tangible book value of our common stock as of September 30, 2000 was approximately $27.7 million or $0.61 per share of common stock including proceeds of $2.5 million from the issuance of 434,782 shares of our Series D preferred stock in October 2000. Pro forma net tangible book value per share represents the dollar amount of our total tangible assets reduced by the dollar amount of our total liabilities and divided by the total number of shares of our common stock including shares issuable upon conversion of our preferred stock outstanding as of the date of this prospectus.

     After giving effect to the receipt of the estimated net proceeds from this offering, based upon an assumed initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses and the adjustments, the pro forma net tangible book value of our common stock as of September 30, 2000 would have been $97.7 million or $1.87 per share. This represents an immediate increase in net tangible book value of $1.26 per share to existing stockholders and an immediate dilution of $9.13 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $11.00
  Pro forma net tangible book value per share as of
     September 30, 2000.....................................  $0.61
  Increase per share attributable to new investors..........   1.26
                                                              -----
Pro forma as adjusted net tangible book value per share
  after the offering........................................             1.87
                                                                       ------
Dilution per share to new investors.........................           $ 9.13
                                                                       ======

     Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value at September 30, 2000 would have been approximately $2.04 per share, representing an immediate increase in net tangible book value of $1.43 per share to our existing stockholders and an immediate dilution in net tangible book value of $8.96 per share to new investors.

     The following table summarizes, at September 30, 2000, on a pro forma basis, the total number of shares purchased from us, and consideration paid to us and the average price per share paid by existing holders of common stock and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

                                                 SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                               --------------------    ----------------------      PRICE
                                                 NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                               ----------   -------    ------------   -------    ---------
Existing stockholders........................  45,105,000    86.6%     $ 85,116,000     52.5%     $ 1.89
New investors................................   7,000,000    13.4        77,000,000     47.5      $11.00
                                               ----------    ----      ------------    -----      ------
  Total......................................  52,105,000     100%     $162,116,000    100.0%
                                               ==========    ====      ============    =====

     The foregoing discussion and table assume no exercise of the underwriters' overallotment option and exclude the effect of:


     - 10,228,094 shares of common stock that could be issued upon the exercise of options outstanding as of November 10, 2000 at a weighted average exercise price of $4.62 per share;



     - 10,542,090 shares of common stock that could be issued upon exercise of warrants outstanding as of November 10, 2000 at a weighted average exercise price of $2.79 per share;



     - 5,781,883 shares of common stock that could be issued in the future under our stock option plans as of November 10, 2000; and


     - 1,500,000 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan.

To the extent that any of our these options or warrants are exercised or shares are issued, there will be further dilution to new public investors. See "Capitalization," "Management -- Compensation Plans," "Description of Securities," and notes 8 and 9 of notes to consolidated financial statements contained elsewhere in this prospectus.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and notes to our consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statement of operations data for each of the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP and which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception to December 31, 1996 and the balance sheet data at December 31, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. The consolidated balance sheet data at September 30, 1999 is derived from unaudited consolidated financial statements not included in this prospectus. The consolidated balance sheet data at September 30, 2000 is derived from unaudited consolidated financial statements included elsewhere in this prospectus. See notes 4 and 14 of the notes to consolidated financial statements for an explanation of the number of shares used to compute net loss per share and pro forma net loss per share. The historical financial information may not be indicative of our future performance and results of interim periods may not be indicative of results that may be expected for any other interim period or for the year as a whole.

                               PERIOD FROM                                                   NINE MONTHS ENDED
                             APRIL 26, 1996            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                             (INCEPTION) TO     --------------------------------------   -------------------------
                            DECEMBER 31, 1996      1997         1998          1999          1999          2000
                            -----------------   ----------   ----------   ------------   -----------   -----------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue...................     $      277       $    3,354   $    5,378   $      9,556   $     5,514   $    33,408
Cost of revenue...........            168            1,856        3,433         11,955         5,751        34,970
                               ----------       ----------   ----------   ------------   -----------   -----------
Gross margin..............            109            1,498        1,945         (2,399)         (237)       (1,562)
                               ----------       ----------   ----------   ------------   -----------   -----------
Operating expenses:
  Research and
    development...........          2,650            1,995        2,333          3,717         1,926         8,902
  Sales and marketing.....            256            2,058        2,685          4,480         2,630        10,468
  General and
    administrative........            656            1,944        2,496          4,443         3,335         3,345
  Amortization of deferred
    stock compensation....             --               --          115            220           166         6,523
                               ----------       ----------   ----------   ------------   -----------   -----------
    Total operating
      expenses............          3,562            5,997        7,629         12,860         8,057        29,238
                               ----------       ----------   ----------   ------------   -----------   -----------
Loss from operations......         (3,453)          (4,499)      (5,684)       (15,259)       (8,294)      (30,800)
Other income (expense)
  net.....................             (9)              23          178         (3,210)       (1,236)          530
                               ----------       ----------   ----------   ------------   -----------   -----------
Net loss..................     $   (3,462)      $   (4,476)  $   (5,506)  $    (18,469)  $    (9,530)  $   (30,270)
                               ==========       ==========   ==========   ============   ===========   ===========
Net loss per common share:
  Basic and diluted.......     $    (0.37)      $    (0.51)  $    (0.69)  $      (2.04)  $     (1.09)  $     (3.31)
                               ==========       ==========   ==========   ============   ===========   ===========
  Weighted average shares
    outstanding...........      9,711,630        9,711,630    9,711,630      9,728,421     9,723,737    10,138,695
                               ==========       ==========   ==========   ============   ===========   ===========
Pro forma net loss per
  share (unaudited)(1):
  Basic and diluted.......                                                $      (0.73)  $     (0.39)  $     (0.75)
                                                                          ============   ===========   ===========
  Weighted average shares
    outstanding...........                                                  27,199,269    27,164,387    44,494,326
                                                                          ============   ===========   ===========

                                                                DECEMBER 31,                 SEPTEMBER 30,
                                                   ---------------------------------------   -------------
                                                    1996      1997       1998       1999         2000
                                                   -------   -------   --------   --------   -------------
(IN THOUSANDS)                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 1,262   $ 1,927   $  3,497   $ 25,455     $ 13,893
Working capital..................................      274       937      3,383     15,769       20,003
Total assets.....................................    3,065     3,879      6,184     38,118       48,061
Long-term obligations, net of current portion....       --        --         --        106          289
Convertible and redeemable preferred stock.......    2,258     6,724     14,812     43,805       51,492
Preferred stock..................................       --        --         --         --            6
Common stock.....................................       10        10         10         10           10
Accumulated deficit..............................   (3,462)   (7,937)   (15,249)   (35,122)     (68,695)
Stockholders' equity (deficit)...................     (752)   (1,100)   (14,625)   (31,128)     (24,556)

---------------
(1) See notes 4 and 14 of the notes to the consolidated financial statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This prospectus contains certain statements of a forward-looking nature relating to future events or our future financial performance. We caution prospective investors that such statements involve risks and uncertainties, and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this prospectus, including the matters set forth under the caption "Risk Factors" contained elsewhere in this prospectus which could cause actual results to differ materially from those indicated by such forward-looking statements.

OVERVIEW

     We are a provider of wireless data access solutions. Since our inception in April 1996, we have been focused on the development and commercialization of two-way wireless data communications technologies. We launched our NRM-6812 OEM module in September 1996, our Sage and first Minstrel products in 1997, our Minstrel III Wireless Modem and Expedite Wireless Modem in April 1999 and our Merlin Type II Wireless Modem in August 1999. In addition, we announced our Minstrel V Wireless Modem for the Palm V handheld computing device in October 1999 and our Lancer 3W Modem in April 2000.


     Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our product development, sales and marketing and professional services departments, and to establish our administrative infrastructure. Historically, our operating expenses have exceeded the revenue generated by our products and services. As a result, we have incurred net operating losses in each quarter since inception and had an accumulated deficit of $68.7 million as of September 30, 2000. In addition, we have increased our number of employees and independent contractors from 56 as of December 31, 1998 to 281 as of November 10, 2000.


     We have entered into, and expect to continue to enter into, significant customer contracts for the development and supply of our products. These contracts may place significant demands on our resources. As a result, we expect research and development, sales and marketing and other costs relating to the development, manufacture and sale of our products to increase. We also expect to continue to incur these expenses in periods prior to recognizing revenue from these contracts.

     Revenue. Our revenue has been generated from the sale of wireless modems to wireless telecommunications operators, wireless data content and service providers, resellers and OEM customers. We also generate revenue from product activation services we provide prior to shipping; through September 30, 2000, such revenue has not been significant. Revenue from product sales and services, which includes product activation, is recognized upon the latter of transfer of title or upon shipment of the product to the customer or upon rendering product activation services, if applicable. Revenues from long-term supply contracts are recognized as products are shipped to customers over the period of the contract. We record deferred revenue for cash payments received from customers in advance of product shipment. We grant price protection provisions to certain customers and we track pricing and other terms offered to customers buying similar products to assess compliance with these provisions. To date, the Company has not incurred material price protection expenses. We establish reserves for estimated product returns and warranty allowances in the period in which revenue is recognized. Reserves for product returns were $0, $0 and $167,000 at December 31, 1998, 1999 and September 30, 2000, respectively.

     During 1997 and 1998 we generated revenue of $1.4 million and $650,000, respectively, under a contract research and development and license agreement. Revenue on this agreement was recognized under the contractual terms, which in 1997 included customer acceptance of our design and a license to use our technology and in 1998 included successful manufacturing of the product by the customer. Costs of revenue incurred under the agreement totaled approximately $720,000 and $294,000 in 1997 and 1998, respectively.

     Cost of Revenue. Our cost of revenue typically consists of material components, labor for system assembly and testing, product activations, technical support, warranty costs and overhead expenses. We currently outsource our manufacturing operations to third parties to minimize our capital expenditures and to benefit from contract manufacturer economies of scale.

     Gross Margin. Our overall gross margin, or revenue less cost of revenue, may fluctuate from quarter to quarter as a result of the availability and costs of components, shifts in product mix, the proportion of direct and indirect sales, anticipated decreases in average selling prices and our ability to manage manufacturing costs.

     We have reported negative gross margins since our margins are at or near break-even levels based on contracted purchase and sales prices, and our cost of revenues includes costs to support operations well in excess of our current revenue and units processed in anticipation of future growth. We consider these excess capacity costs to be a period expense rather than a capitalizable inventory cost, and we account for them accordingly. These factors have resulted in negative gross margins for the year ended December 31, 1999 and for the first half of 2000. We had positive gross margins during the third quarter of 2000 and anticipate this trend to continue. This is primarily due to increased sales volume and changes in product mix.

     Research and Development. Our research and development expenses consist of employee compensation, related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our products. Our research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to achieving our strategic product development and cost reduction objectives and, as a result, expect these expenses to continue to increase significantly in absolute dollars in the future.

     Sales and Marketing. Our sales and marketing expenses consist of employee compensation, sales commissions and related expenses for personnel engaged in marketing, sales and field service support and advertising and promotional materials. We anticipate that sales and marketing expenses will increase in future quarters as we increase sales and marketing operations, expand distribution channels, increase the number of sales and marketing personnel and increase our international sales efforts.

     General and Administrative. Our general and administrative expenses consist of employee compensation and related personnel expenses, recruiting and relocation expenses, professional and consulting fees, and other general corporate expenses. We expect these expenses to increase as we increase the number of personnel and incur additional costs related to our operation as a public company.

     Stock-Based Compensation Expense. We recorded cumulative deferred compensation expense of $30.9 million as a result of stock options granted below fair value for accounting purposes through September 30, 2000. This amount represents the difference between the exercise price of these stock option grants and the estimated fair value of the underlying common stock at the time of grant. Of this amount, we have amortized approximately $6.9 million through September 30, 2000. The remaining $24.0 million will be amortized in future periods over the vesting period of the options, which is generally four years. We estimate that our stock compensation expense from options granted or issued from our inception in April 1996 through September 30, 2000 will be $6.3 million in the fourth quarter of 2000, $10.4 million in 2001, $4.6 million in 2002, $2.1 million in 2003 and $600,000 in 2004, assuming no cancellations or additional stock option grants below deemed fair value. This expense has no impact on our cash flow. With respect to stock-based compensation, we are using the attribute method prescribed by FASB Interpretation No. 28 and SFAS 123.

RESULTS OF OPERATIONS

     The following table sets forth our consolidated statements of operations expressed as a percentage of revenue for the periods indicated. Data for the period from inception through December 31, 1996 is not presented because revenue for that period was not material.

                                                                              NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                --------------------------    ------------------
                                                 1997      1998      1999      1999       2000
                                                ------    ------    ------    -------    -------
                                                           (AS A PERCENT OF REVENUE)
Revenue.....................................     100.0%    100.0%    100.0%    100.0%     100.0%
Cost of revenue.............................      55.3      63.8     125.1     104.3      104.7
                                                ------    ------    ------    ------     ------
Gross margin................................      44.7      36.2     (25.1)     (4.3)      (4.7)
                                                ------    ------    ------    ------     ------
Operating expenses:
  Research and development..................      59.5      43.4      38.9      34.9       26.7
  Sales and marketing.......................      61.4      49.9      46.9      47.7       31.3
  General and administrative................      58.0      46.4      46.5      60.5       10.0
  Amortization of deferred stock
     compensation...........................        --       2.1       2.3       3.0       19.5
                                                ------    ------    ------    ------     ------
     Total operating expenses...............     178.9     141.8     134.6     146.1       87.5
                                                ------    ------    ------    ------     ------
Loss from operations........................    (134.2)   (105.6)   (159.7)   (150.4)     (92.2)
                                                ------    ------    ------    ------     ------
Interest income.............................       0.7       3.3       0.5       0.6        1.7
Interest expense............................        --        --     (34.2)    (23.0)      (0.1)
Other, net..................................        --        --       0.1        --         --
                                                ------    ------    ------    ------     ------
Net loss....................................    (133.5)%  (102.3)%  (193.3)%  (172.8)%    (90.6)%
                                                ======    ======    ======    ======     ======

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue. Revenue for the nine months ended September 30, 2000 increased $27.9 million, or 506%, to $33.4 million compared to $5.5 million for the same period in 1999. In 2000, sales of existing products increased by $7.2 million due to the overall increase in demand for wireless products. New products contributed to the overall sales increases by $20.7 million with the introduction of the Expedite Wireless Modem in April 1999, the Merlin Type II Wireless Modem in August 1999 and the Minstrel V Wireless Modem in October 1999.

     Cost of Revenue. Our cost of revenue for the nine months ended September 30, 2000 increased $29.2 million, or 508%, to $35.0 million compared to $5.8 million in the same period in 1999. The increase in cost of revenue was primarily the result of increased sales of existing products (approximately $5.8 million), costs associated with the production and sales of new products (approximately $17.8 million) and costs associated with increasing our operating capacity.

     Gross Margin. Our gross margin for the nine months ended September 30, 2000 decreased by $1.3 million, or 559%, to negative $1.6 million compared to negative $237,000 in the same period in 1999.

     Research and Development. Our research and development expenses for the nine months ended September 30, 2000 increased $7.0 million, or 362%, to $8.9 million compared to $1.9 million in the same period in 1999. The increase was due to an increase in personnel expenses of $2.8 million and an increase in expenses relating to projects in development of $4.2 million.

     Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 2000 increased $7.8 million, or 298%, to $10.5 million compared to $2.6 million in the same period in 1999. The increase was the result of increased personnel expenses of $2.8 million, expanded advertising expenses of $1.6 million, increased participation in trade shows resulting in a $1.6 million increase and increased expenditures to support new products and expand distribution channels.

     General and Administrative. General and administrative expenses for the nine months ended September 30, 2000 remained consistent at $3.3 million compared to the same period in 1999.

     Amortization of deferred stock compensation. Amortization of deferred stock compensation for the nine months ended September 30, 2000 increased $6.4 million to $6.5 million compared to $166,000 in the same period in 1999. This increase is due to additional stock options issued during 2000, resulting in a deferred compensation charge of $29.7 million.

     Interest Income. Interest income for the nine months ended September 30, 2000 increased $521,000 to $554,000 compared to $33,000 in 1999. The increase was due to income on the proceeds from the Series C financing which closed on December 31, 1999 and the proceeds from the Series D financing which closed in June and July of 2000.

     Interest Expense. Interest expense amounted to $1.3 million for the nine months ended September 30, 1999 due to the non-cash charges we incurred in connection with the convertible subordinated debentures that we issued and sold in 1999 and the related common stock warrants issued in connection with these debentures. Interest expense of $30,000 for the nine months ended September 30, 2000 is due to capital leases entered into during 2000.

     Net Loss. The net loss for the nine months ended September 30, 2000 increased $20.8 million, or 218%, to $30.3 million compared to $9.5 million in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue for 1999 increased $4.2 million, or 78%, to $9.6 million compared to $5.4 million in 1998. In 1999, sales of existing products increased by $1.5 million due to the overall increase in demand for wireless products. New products also contributed to the overall sales by $3.3 million with the introduction of the Expedite Wireless Modem in April 1999 and the Merlin Type II Wireless Modem in August 1999. This increase is partially offset by a decrease of $650,000 in contract research revenue during 1999 compared to 1998 as the Company did not have any research contracts.

     Cost of Revenue. Our cost of revenue for 1999 increased $8.5 million, or 248%, to $12.0 million compared to $3.4 million in 1998. The increase in cost of revenue was primarily the result of increased sales of existing products (approximately $1.4 million), costs associated with the production and sales of new products (approximately $2.8 million) and costs associated with changing manufacturers and moving production during the year (approximately $1.0 million) offset in part by a decrease in contract research costs of $720,000 as the Company did not have any research contracts. Prior to 1999, we used offshore contract manufacturers. In the first quarter of 1999, our principal manufacturer experienced financial difficulties as a result of the general downturn in the Asian economies and, as a result, ceased production of our finished goods. To maintain production levels in the short-term, we and our new manufacturer were forced to purchase raw materials for immediate delivery at premium prices.

     Gross Margin. Gross margin for 1999 decreased by $4.3 million, or 223%, to negative $2.4 million compared to $1.9 million in 1998.

     Research and Development. Research and development expenses for 1999 increased $1.4 million, or 59%, to $3.7 million compared to $2.3 million in 1998. The increase was primarily due to an increase in personnel expenses of $703,000 and an increase in expenses relating to projects in development of $697,000.

     Sales and Marketing. Sales and marketing expenses for 1999 increased $1.8 million, or 67%, to $4.5 million compared to $2.7 million in 1998. The increase was the result of increased personnel expenses of $1.1 million, expanded advertising expenses of $388,000 and expenditures to support new products and to expand our distribution channels resulting in a $171,000 increase.

     General and Administrative. General and administrative expenses for 1999 increased $1.9 million, or 78%, to $4.4 million compared to $2.5 million in 1998. This increase was due to an increase in the number of personnel from 1998 to 1999 resulting in a $434,000 increase, our relocation of the administrative functions from Calgary to San Diego which amounted to an increase of $750,000 and an increase in professional fees of $440,000.

     Amortization of deferred stock compensation. Amortization of deferred stock compensation for 1999 increased $105,000, or 91% to $220,000 compared to $115,000 in 1998. This increase is due to stock options issued towards the end of 1998, which were amortized for a full year in 1999, in addition to deferred compensation expense recorded as a result of stock options issued in 1999 at a price below fair value.

     Interest Expense. Interest expense amounted to $3.3 million for 1999 due to the non-cash charges we incurred in connection with the convertible subordinated debentures that we issued and sold in 1999 and the related common stock warrants issued in connection with these debentures. We did not incur any interest expense during 1998.

     Interest Income. Interest income for 1999 decreased $131,000, or 74%, to $47,000 compared to $178,000 in 1998. The decrease was due to lower average cash invested in 1999 compared to 1998.

     Net Loss. The net loss for the year ending December 31, 1999 increased $13.0 million, or 235%, to $18.5 million compared to $5.5 million in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     Revenue. Revenue for 1998 increased $2.0 million, or 60%, to $5.4 million compared to $3.4 million in 1997. In 1998, sales of existing products increased by $800,000 due to the overall increase in demand for wireless products. New products also contributed to the overall sales by $2.5 million with the introduction of the original Minstrel, Sage and Contact products in late 1997. This increase was partially offset by a decrease of $750,000 in license and research contract revenue during 1998 compared to 1997.

     Cost of Revenue. Our cost of revenue for 1998 increased $1.5 million, or 85%, to $3.4 million compared to $1.9 million in 1997. The increase in cost of revenue was the result of the costs of increased units sold and the start-up costs associated with the production of new products, offset by a decrease in costs related to research contact of approximately $426,000.

     Gross Margin. Gross margin for 1998 increased by $400,000, or 30%, to $1.9 million compared to $1.5 million in 1997.

     Research and Development. Research and development expenses for 1998 increased $300,000, or 17%, to $2.3 million compared to $2.0 million in 1997. Fiscal year 1997 included approximately $500,000 for research and development costs to further projects we commenced in 1996.

     Sales and Marketing. Sales and marketing expenses for 1998 increased $600,000, or 30%, to $2.7 million compared to $2.1 million in 1997. The increase was the result of increased headcount. During 1998, we also increased marketing expenditures to support new products and expand our distribution channels.

     General and Administrative. General and administrative expenses for 1998 increased $600,000, or 28%, to $2.5 million compared to $1.9 million in 1997. This increase was due to additions to our senior management team and administrative personnel.

     Amortization of deferred stock compensation. Amortization of deferred stock compensation amounted to $115,000 for 1998 compared to none in 1997. During 1997, the Company did not issue any stock options at a price below fair value and therefore did not record deferred compensation expense. In 1998, the Company issued stock options at a price below fair value and therefore recorded deferred compensation expense associated with those options.

     Interest Income. Interest income for 1998 increased $155,000, or 674%, to $178,000 compared to $23,000 in 1997. This increase was due to additional interest income earned on our increased average cash and short-term investment balances.

     Net Loss. The net loss for the year ending December 31, 1998 increased $1.0 million or 23% to $5.5 million compared to $4.5 million in 1997.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our historic unaudited quarterly consolidated statements of operations data for each of the eleven fiscal quarters ended September 30, 2000, and such information expressed as a percentage of our revenue. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                     QUARTER ENDED
                               -----------------------------------------------------------------------------------------
                               MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                 1998        1998       1998        1998       1999        1999       1999        1999
                               ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue......................   $ 1,285    $ 1,732     $ 1,275    $ 1,086     $ 1,205    $ 1,096     $ 3,213    $ 4,042
Cost of revenue..............       626      1,290         787        730       1,025      1,752       2,974      6,204
                                -------    -------     -------    -------     -------    -------     -------    -------
Gross margin.................       659        442         488        356         180       (656)        239     (2,162)
                                -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development...       536        551         480        766         484        682         760      1,791
  Sales and marketing........       640        507         799        739         391        990       1,249      1,850
  General and
    administrative...........       425        644         385      1,042         893      1,289       1,141      1,120
  Amortization of deferred
    stock compensation.......        --         --          46         69          69         71          38         42
                                -------    -------     -------    -------     -------    -------     -------    -------
Total operating expense......     1,601      1,702       1,710      2,616       1,837      3,032       3,188      4,803
                                -------    -------     -------    -------     -------    -------     -------    -------
Loss from operations.........      (942)    (1,260)     (1,222)    (2,260)     (1,657)    (3,688)     (2,949)    (6,965)
Interest income..............        17         25          37         99          17          8           8         14
Interest expense.............        --         --          --         --          --         --      (1,268)    (1,999)
Other, net...................        --         --          --         --          (1)        --          --         11
                                -------    -------     -------    -------     -------    -------     -------    -------
Net loss.....................   $  (925)   $(1,235)    $(1,185)   $(2,161)    $(1,641)   $(3,680)    $(4,209)   $(8,939)
                                =======    =======     =======    =======     =======    =======     =======    =======

AS A PERCENTAGE OF REVENUE:
Revenue......................     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of revenue..............      48.7       74.5        61.7       67.2        85.1      159.8        92.6      153.5
                                -------    -------     -------    -------     -------    -------     -------    -------
Gross margin.................      51.3       25.5        38.3       32.8        14.9      (59.8)        7.4      (53.5)
                                -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and development...      41.7       31.8        37.6       70.5        40.2       62.2        23.7       44.3
  Sales and marketing........      49.8       29.3        62.7       68.0        32.4       90.3        38.9       45.8
  General and
    administrative...........      33.1       37.2        30.2       96.0        74.1      117.6        35.5       27.7
  Amortization of deferred
    stock compensation.......        --         --         3.6        6.3         5.7        6.5         1.2        1.0
                                -------    -------     -------    -------     -------    -------     -------    -------
Total operating expense......     124.6       98.3       134.1      240.8       152.4      276.6        99.3      118.8
                                -------    -------     -------    -------     -------    -------     -------    -------
Loss from operations.........     (73.3)     (72.8)      (95.8)    (208.0)     (137.5)    (336.4)      (91.9)    (172.3)
Interest income..............       1.3        1.4         2.9        9.1         1.4        0.7         0.2        0.3
Interest expense.............        --         --          --         --          --         --       (39.5)     (49.5)
Other, net...................        --         --          --         --          --         --          --        0.3
                                -------    -------     -------    -------     -------    -------     -------    -------
Net loss.....................     (72.0)%    (71.4)%     (92.9)%   (198.9)%    (136.1)%   (335.7)%    (131.2)%   (221.2)%
                                =======    =======     =======    =======     =======    =======     =======    =======

                                        QUARTER ENDED
                               --------------------------------
                               MARCH 31,   JUNE 30,   SEPT. 30,
                                 2000        2000       2000
                               ---------   --------   ---------
                                        (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue......................   $ 6,837    $ 9,094    $ 17,477
Cost of revenue..............     7,865     10,149      16,956
                                -------    -------    --------
Gross margin.................    (1,028)    (1,055)        521
                                -------    -------    --------
Operating expenses:
  Research and development...     2,076      3,127       3,699
  Sales and marketing........     2,319      4,153       3,996
  General and
    administrative...........       946      1,246       1,153
  Amortization of deferred
    stock compensation.......       120        142       6,261
                                -------    -------    --------
Total operating expense......     5,461      8,668      15,109
                                -------    -------    --------
Loss from operations.........    (6,489)    (9,723)    (14,588)
Interest income..............       215         75         264
Interest expense.............       (11)        (9)        (10)
Other, net...................        17        (11)         --
                                -------    -------    --------
Net loss.....................   $(6,268)   $(9,668)   $(14,334)
                                =======    =======    ========
AS A PERCENTAGE OF REVENUE:
Revenue......................     100.0%     100.0%      100.0%
Cost of revenue..............     115.0      111.6        97.0
                                -------    -------    --------
Gross margin.................     (15.0)     (11.6)        3.0
                                -------    -------    --------
Operating expenses:
  Research and development...      30.4       34.4        21.2
  Sales and marketing........      33.9       45.7        22.9
  General and
    administrative...........      13.8       13.7         6.6
  Amortization of deferred
    stock compensation.......       1.8        1.6        35.8
                                -------    -------    --------
Total operating expense......      79.9       95.4        86.5
                                -------    -------    --------
Loss from operations.........     (94.9)    (107.0)      (83.5)
Interest income..............       3.1        0.8         1.5
Interest expense.............      (0.2)      (0.1)       (0.1)
Other, net...................       0.2       (0.1)         --
                                -------    -------    --------
Net loss.....................    (91. 8)%   (106.4)%     (82.1)%
                                =======    =======    ========


     We have experienced and expect to continue to experience significant fluctuations in quarterly operating results. We believe that quarter-to-quarter comparisons of our operating results should not be relied upon as an indication of our future performance. See "Risk Factors -- Because we have been operating only since 1996, our historic operating results may not be meaningful to an investor evaluating our company" and " -- The fluctuation of our quarterly operating results may cause our stock price to decline."

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded our operations primarily through private sales of our equity securities and the issuance of debt instruments, and to a lesser extent, capital lease arrangements and borrowings under various lines of credit. To date, gross proceeds from these transactions have totaled approximately $85.1 million. These transactions included sales of our common stock since inception of $0.8 million, the sale between August 1996 and December 1997 of preferred stock for total proceeds of approximately $7.5 million, the sale between December 1997 and September 1998 of preferred stock and warrants to purchase common stock for total proceeds of approximately $9.8 million, the sale in June and July 1999 of convertible subordinated debentures and warrants to purchase shares of our common stock in the total original principal amount of approximately $3.1 million, the sale in December 1999 of preferred stock and warrants to purchase common stock for total proceeds of approximately $27.5 million, the sale in June and July 2000 of preferred stock and warrants to purchase common stock for total proceeds of approximately $33.9 million and the sale in October 2000 of preferred stock for total proceeds of approximately $2.5 million. All the preferred stock will automatically convert into shares of our common stock immediately prior to the completion of this offering. See "Related Party Transactions" for more information about these transactions. At September 30, 2000 we had approximately $13.9 million in cash and cash equivalents.

     For the years ended December 31, 1997, 1998 and 1999, we used net cash in operating activities of $3.5 million, $5.0 million and $5.2 million, respectively. Our operating activities included major uses of cash to fund our 1999 net loss of $18.5 million which included a $3.1 million non-cash charge for interest expenses related to the warrants we issued with our convertible subordinated debentures. During 1999, we used cash in operating activities by purchasing inventory in the amount of $4.7 million which was later transferred to our contract manufacturer and classified as due from contract manufacturer on the consolidated balance sheet. Additionally, we used cash by increasing inventories by $4.1 million and accounts receivable by $900,000, and generated cash flows by increasing accounts payable and accrued expenses by approximately $11.0 million and our deferred revenue increased by $8.1 million. Substantially all of the increase in deferred revenue represents cash received from customers for advanced payments under long-term supply contracts. Our net cash used in operating activities in the first nine months of 2000 amounted to $38.7 million. Our operating activities included major uses of cash to fund our 2000 net loss of $30.3 million, which included a $6.5 million non-cash stock compensation charge. During 2000, we used cash in operating activities by increasing accounts receivable in the amount of $10.9 million, increasing deferred revenues by $5.1 million, purchasing inventory in the amount of $4.2 million and increasing prepaid expenses and other assets by $2.8 million. We generated cash flows by increasing accounts payable and accrued expenses by approximately $5.0 million and decreased our due from manufacturer receivable by $2.1 million.

     Our net cash used in investing activities in 1999 was $600,000, which was primarily for purchases of property and equipment. Our net cash used in investing activities in 1997 and 1998 was $800,000 and $300,000, respectively, and $6.7 million during the nine months ending September 30, 2000, and was also primarily for purchases of property and equipment. These capital expenditures were primarily investments for equipment to test our products and to support our business.

     Cash provided from financing activities, consisting primarily of net proceeds from the sale of our equity securities, was approximately $4.7 million for the year ending December 31, 1997, $7.2 million for the year ending December 31, 1998, $27.7 million for the year ending December 31, 1999 and $33.8 million during the nine months ending September 30, 2000.

     We believe that our available cash reserves, which includes proceeds from the sale of our Series D preferred stock completed in June, July and October 2000, together with the estimated net proceeds of this offering, will be sufficient to fund operations and to meet our working capital needs and anticipated capital expenditures for at least the next twelve months. We do not anticipate significant capital expenditures over the course of the next twelve months. We may also use a portion of the net proceeds to invest in complementary products, to license other technology or to make acquisitions. Thereafter, we may raise additional funds to fund more rapid expansion of our business, fund unexpected expenditures, continue to develop new products and enhancements to our current products, or acquire technologies or businesses. Additional financing may not be available when needed, on favorable terms, or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not currently use derivative financial instruments. We generally place our marketable security investments in high credit quality instruments, primarily U.S. Government obligations and corporate obligations with contractual maturities of less than one year. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material; however, these investments are subject to interest rate risk. We do not currently enter into foreign currency hedge transactions. Through September 30, 2000, foreign currency fluctuations have not had a material impact on our financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 1999 issued SFAS No. 137, "Accounting for Derivatives and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133." Under SFAS No. 133, derivatives not meeting hedge criteria are recorded in the balance sheet as either an asset or liability measured at fair value and changes in fair value are recognized currently in earnings. The Company will be required to implement SFAS No. 133, as amended by SFAS No. 137, in fiscal 2001. The Company does not anticipate that the implementation of SFAS No. 133 and SFAS No. 137 will have a material impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 is effective during the fourth quarter of fiscal 2000. Management has reviewed and adopted the provisions of SAB No. 101 which did not have a material impact on the Company's financial position or results of operations.

YEAR 2000 COMPLIANCE

     As a result of the change over from 1999 to 2000, none of our systems or products was affected nor are we aware of any significant issues that have affected our third-party suppliers or customers.

                                    BUSINESS

OVERVIEW

     We are a leading provider of wireless data modems and software for use with handheld computing devices and portable personal computers. We also provide wireless data modems which can be integrated into other devices for a wide range of vertical applications. We also offer provisioning, activation and systems integration services to our customers to facilitate use of our products.

     We have a strong history of designing innovative wireless access products. We designed and delivered the first products to enable wireless connectivity for the Palm family of handheld computing devices. We have successfully developed and are continuing to develop solutions that enable our customers to wirelessly access data utilizing a wide range of mobile computing devices across a broad range of wireless data network technologies. Our current product portfolio includes the following:


     - The Minstrel line of Wireless Modem cradles, for the Palm family of handheld computing devices, the Handspring family of handheld computing devices and the Casio E-15 Windows Pocket PC handheld device;


     - The Merlin Type II PC Card for portable and desktop PCs;

     - The Sage Wireless Modem for portable and desktop PCs;

     - The NRM-6812 and Expedite Wireless OEM Modems for custom integration with computers and other devices; and

     - The Lancer 3W Wireless Modem for vehicle-mounted applications.

     Our core modem technology is easily customized to address a broad range of vertical applications. Our customers include wireless telecommunications operators such as Verizon Wireless and AT&T Wireless (which services our products, through its distribution partner Global Data Wireless) as well as wireless data content and service providers such as OmniSky, GoAmerica and CreSenda. We also have OEM customers such as @Road, Harvest/Coca-Cola and KeyCorp and we have entered into strategic technology and development relationships within the wireless communications industry with Intel Corporation, Hewlett-Packard, Metricom, OmniSky, Symbol and VoiceStream.

INDUSTRY BACKGROUND

     The convergence of mobile computing, wireless communications and the Internet and enterprise networks is driving the rapidly expanding demand for wireless data access. The explosion of the Internet and enterprise networks has accelerated the development of applications for communications, information access, content and commerce. As professionals and consumers increasingly depend on the growing functionality, productivity and convenience that these applications afford, they are demanding "anytime, anywhere" connectivity for their mobile computing devices. International Data Corporation projects that by the end of 2002, the number of worldwide mobile users with two-way communications to the Internet could exceed the number of wired users.

Growth in Mobile Computing

     Competition and productivity demands are requiring an increasing number of professionals to maintain remote and mobile access to the Internet, e-mail and enterprise networks. International Data Corporation forecasts that the remote and mobile workforce in the United States, defined as employees spending more than 20% of their time on the job away from the office, will grow from 34 million individuals at the end of 1998 to 47 million at the end of 2003. This trend towards mobile computing has led to the increased use of handheld computing devices and portable PCs both on the road and in the office. International Data Corporation projects that worldwide shipments of handheld companions will grow from approximately 4 million in 1998 to approximately 19 million units in 2003, and that portable PC shipments will grow from approximately 16 million in 1998 to approximately 35 million in 2003.

Growth in Wireless Communications

     The adoption of digital wireless voice communications has grown rapidly due to improved service, declining prices, expanding network coverage and the availability of extended service features such as voice and text messaging. DataQuest projects that the number of worldwide digital wireless subscribers will grow from approximately 217 million at the end of 1998 to approximately 828 million by the end of 2003. Recent developments in wireless data technology, increased network coverage and deployment of digital data networks combined with price reductions for data communications have enabled the adoption of wireless data applications such as e-mail, financial services, news and lifestyle content.

     There are currently several standards-based technologies for the transmission and reception of wireless data. Existing digital wireless communications technologies such as Time Division Multiple Access (TDMA), Code Division Multiple Access (CDMA) and Global System for Mobile Communications
(GSM), collectively known as second generation, or 2G, wireless technologies, offer low speed transmission rates. The transmission rates afforded by these circuit-switched technologies are adequate for limited content applications such as short messaging, financial services, news and other text-based applications. Cellular Digital Packet Data (CDPD) technology is a packet-switched standard that is deployed over traditional analog networks and provides a continuous network connection at slightly higher transmission speeds.

     A new set of technologies, often referred to as 2.5G, is under development to provide high-speed packet-based data services over GSM, CDMA and TDMA networks. These 2.5G technologies are expected to support a broader set of data applications, such as streaming media and Web browsing. Packet-based technology affords its users several advantages over circuit-switched systems, including continuous connectivity and higher bandwidth performance, leading to significant cost savings for data transmission. As a result, the 2.5G standards are expected to generate even wider use of wireless data access devices. Third generation, or 3G, systems are being developed for longer-term deployment eventually to replace 2G and 2.5G digital wireless systems. 3G networks will provide for broadband transmission rates enabling enhanced multimedia applications.

Growth in the Internet and Enterprise Networks

     The Internet has emerged as a global communications medium enabling millions of people to deliver and share information and conduct business electronically. The development of applications for the digital delivery of products and services such as news, weather, stock quotes and trading, books, music, driving directions and lifestyle information is increasing the everyday use of the Internet. International Data Corporation estimates that the number of worldwide Internet users will grow from approximately 144 million in 1998 to 602 million by the end of 2003. This dramatic growth has led to a proliferation of information and services available on or through the Internet. As access speed and the breadth of applications for the Internet increase, we believe the Internet is quickly becoming a necessary medium for information access, commerce and communication.

     Similarly, the proliferation of enterprise networks continues to drive the increasing need for the remote retrieval and use of information. As wireless data communications improve, and as business computing systems are redesigned to integrate and manage wireless enterprise solutions, wireless Internet access applications and services will increasingly play a key role in providing mobile access to corporate information.

Convergence of Mobile Computing, Wireless Communications and the Internet and Enterprise Networks

     The increase in demand for "anytime, anywhere" access is driving the convergence of mobile computing, wireless communications and the Internet and enterprise networks, creating new opportunities for wireless data products and services. We have designed our wireless products to capitalize on these opportunities and to afford increased mobile access to enterprise networks and the Internet. Although there can be no assurances that the estimates of International Data Corporation or DataQuest will be achieved or that we will realize similar growth, we believe that demand for wireless data applications will continue to increase as wireless data network coverage, bandwidth and security improve to allow higher quality service. New wireless technologies that enable high speed access to the Internet allow service providers to offer end-users greater access to a vast array of services and content. These offerings are expected to increase usage, attract new customers and improve customer loyalty. Dataquest estimates that the number of wireless data subscribers worldwide will grow from approximately 14 million at the end of 1998 to approximately 102 million by the end of 2003.

     As this convergence evolves, a large opportunity exists to develop wireless connectivity applications for a wide range of vertical industry segments, such as:

     - Securities Trading;

     - Enterprise Networking, for access to corporate databases and intranets and the facilitation of virtual office applications;

     - Field Services and Sales, to provide Web access, enterprise network access and contact management in the field;

     - Public Safety, for police, fire and ambulance related applications such as remote database access, information dissemination, police substation communication and electronic monitoring;

     - Transportation, for applications related to trucking and mobile dispatch, vehicle fleet management and location, driver communications, order entry and vehicle location and tracking;

     - Retail and Point of Sale Terminals, for applications such as remote credit card verification and automated teller machines; and

     - Vending System Monitoring.

Need for Cost-Effective Wireless Data Access for Mobile Computing Devices

     We believe that as mobile professionals and consumers increasingly depend on the Internet and other enterprise computing applications, they will demand convenient, cost-effective and user-friendly wireless data solutions for all mobile computing devices. Until now, devices such as smart phones and two-way pagers have been introduced to address this demand. Smart phones are enhanced cellular telephones that are designed for voice applications rather than data applications, and two-way paging devices allow users to access e-mail and other information, but are not currently suited for interactive or large display applications. While these products may adequately address low bandwidth applications, such as messaging, we believe devices that allow greater display and interactive capabilities, such as handheld computing devices and portable PCs, are better suited for wireless data applications.

OUR SOLUTION

     We are a provider of integrated wireless data access solutions. We provide a suite of wireless data modems and enabling software for use with handheld computing devices and portable PCs and for vertical applications. We provide our customers the following advantages:

Breadth of Wireless Access Products

     Our products enable both handheld computing devices and portable PCs to access the Internet and enterprise networks wirelessly. We also provide wireless modems which enable connections to a broad range of appliances for vertical applications. We are developing additional capabilities for emerging wireless networks in order to afford our customers maximum flexibility in choosing their wireless data access solutions.

Price Performance Leadership

     We have designed our products to provide high levels of performance and functionality at an attractive price to drive widespread adoption among users. We use software solutions where others still use hardware and we build our products around a core common hardware and software platform. As a result, we are able to offer products which present a substantially better value proposition than do other wireless data access products with similar functionality.

Convenience

     Our products provide users with a wireless connection to the Internet and enterprise networks with a focus on ease-of-use and real-time access to e-mail, online content and critical personal and professional information. We have designed our products to reduce their size and weight without sacrificing performance. For example, our Minstrel modems for handheld computing devices are lightweight and slip easily into a suit pocket or purse. We have also designed our products to enhance range and functionality with low power requirements, so that they can be used for extended periods of time without needing to recharge. Moreover, we offer activation services to service providers prior to shipping so that our products are ready for immediate use upon their delivery.

Productivity

     Our products improve productivity by enabling handheld computing devices and portable PCs to be continuously connected to the Internet and enterprise networks. Our products for handheld computing devices also enable wireless synchronization so users can backup and access personal and professional data from remote locations. These features allow mobile professionals to access and manage data and information even while they are away from traditional work settings, thereby significantly increasing their productivity.

Customized Solutions

     Our technology platform enables us to provide wireless data solutions for a wide range of specialized applications and to adapt our products to specific customer needs. We enable our OEM customers to provide their clients with tailored solutions for vertical market applications such as securities trading, public safety, transportation and retail and point of sale terminals. Our engineering group assists with the integration of our wireless products to provide comprehensive solutions to our customers.

OUR STRATEGY

     Our objective is to be the leading global provider of wireless data access products. The key elements of our strategy are to:

Extend Our Technology Leadership

     We intend to continue developing higher speed integrated wireless data access solutions to capitalize on the expansion of global wireless data access technologies. We plan to rapidly develop new modem technologies based on evolving wireless data standards and to offer customers a comprehensive range of wireless access products for mobile computing devices. We also intend to continue to apply our technological expertise to reduce the overall size, weight, cost and power consumption of our products, while increasing their capabilities and performance.

Drive Widespread Adoption of Our Products and Increased Market Penetration

     We intend to drive widespread adoption of our products through increased global marketing activities, strategic pricing and expansion of our international and direct sales distribution networks. We believe these efforts will increase our revenue and our brand recognition. Our product pricing is an important part of this strategy and we will continue to adjust our prices to ensure market penetration by offering value to our customers. We also intend to promote and extend our technology integration services which, in simplifying customer use, will help ensure the widespread adoption of our products.

Expand and Develop Strategic Relationships

     We plan to build and expand on strategic relationships to improve the design and functionality of our wireless access products and rapidly gain market share. We intend to establish and maintain relationships with a strategic focus on:

     - Wireless computing communications companies, such as our existing relationships with Hewlett-Packard, Symbol and VoiceStream, to extend our platform and expand distribution of our products;

     - Software applications companies, such as our existing relationships with FusionOne, Inc. AvantGo, Inc., Puma Technologies, Inc. and JP Systems, Inc. to offer a wide array of value-added applications for our customers; and

     - Technology companies, such as our existing relationships with Metricom, Inc. and TPP Communications Ltd. to accelerate the time to market and expand the capabilities of our new products.

Continue to Target Key Vertical Markets

     We market our products to key vertical industry segments by offering them products that increase productivity, reduce costs and create operational efficiencies. We are currently working with, among others, Harvest in vending system monitoring, KeyCorp in retail/point of sale, @Road in vehicle tracking and Symbol in inventory control. We believe that continuing improvements in wireless computing technologies will create additional vertical markets and more applications for our products.

Focus on Developing Value-added Applications

     Developing value-added applications to expand the capabilities of our products will be an important factor in increasing the overall demand for and the use of our products. As competition in our marketplace intensifies, we believe that developing proprietary value-added applications for our products in vertical enterprise markets will give us a competitive advantage and differentiate us from our competitors. To this end, we may pursue acquisition opportunities to extend our product lines and provide additional solutions to our customers.

PRODUCTS

     We successfully deliver innovative and comprehensive solutions to our customers. We currently offer a variety of wireless data access solutions to OEMs, VARs, systems integrators, wireless telecommunications operators, enterprise, mobile professionals and consumers. We delivered the first wireless cradle modem for the Palm family of handheld computing devices and currently provide the only commercially available wireless cradle modem for the Palm III and Palm V product families. We also offer a Type II PC Card modem for portable personal computers and Windows Pocket PC mobile computing devices.

     The following table describes our principal product lines:


                 PRODUCT                                  APPLICATION
                 -------                                  -----------

WIRELESS CRADLE DEVICES
- Minstrel III Wireless Modem              - Palm III handheld device
- Minstrel E-15 Wireless Modem             - Casio E-15 Palm-Size PC
- Minstrel V Wireless Modem                - Palm V handheld device
- Minstrel S Wireless Modem                - Handspring handheld device

WIRELESS PC CARD AND MODEMS
- Merlin Type II Wireless Modem            - Portable and desktop PCs
- Sage Wireless Modem                      - Portable and desktop PCs

OEM PRODUCTS
- Expedite Wireless Modem                  - point of sale terminals, automated
                                             teller machines, vehicle tracking
- NRM-6812 Wireless Modem                  - utility monitoring, vending system
- Lancer 3W Wireless Modem                   monitoring
                                           - public safety vehicle mounted
                                             applications


Wireless Cradle Devices


     Our Minstrel family of wireless data modems adds two-way communications capability to the Palm family of handheld computing devices, the Handspring family of handheld computing devices, private labeled derivatives and the Casio E-15 Windows Pocket PC handheld device. The Minstrel wireless "cradles" maintain the key advantages of these devices: size, ease-of-use, synchronization and customization. Minstrel provides users with complete portable access to enterprise networks, e-mail and the Internet without the limitation of wired connections. The Minstrel/Palm handheld computing device integrated product is lightweight and slips easily into a suit pocket or purse. Minstrel can also be used with most third-party software developed for the Palm family of handheld computing devices.



     The Minstrel III Wireless Modem offers two-way wireless data communications on the Palm III connected organizers. Improvements to prior versions include a smaller and thinner form factor, lighter weight and improved battery life. The Minstrel E-15 Wireless Modem, which is designed exclusively for the Casio E-15 Windows Pocket PC handheld computer, offers two-way wireless data communications. The Minstrel V Wireless Modem, which is designed for the Palm V connected organizer and is currently branded by OmniSky for sales and distribution, also offers two-way wireless data communications. The Minstrel S Wireless Modem offers two-way wireless data communications on the Handspring family of handheld devices.


Wireless PC Cards and Modems

     Our Merlin Type II Wireless Modem, which was designed for Windows 95/98/2000/NT/Pocket PC computers, allows mobile professionals and consumers to send and receive e-mail, and to connect wirelessly to their enterprise networks and to the Internet.

     Our Sage Wireless Modem is a self-powered, external, wireless modem for desktop PCs. The key strengths of Sage include its low price, extended battery life and versatility. Sage provides its users with wireless access to e-mail, enterprise networks and the Internet. Sage is also well suited for fixed installations, particularly in situations where telephone lines are unavailable or inconvenient.

OEM Products and Devices

     The Expedite Wireless Modem offers 0.6-watt full-duplex wireless CDPD modem capabilities with minimal power requirements and a form factor almost four times smaller than its predecessor. The Expedite's 3.6 volt power supply has an extended battery life and is compatible with more integrated products. The Expedite is currently used in numerous applications, including wireless telemetry monitoring, inventory monitoring, point-of-sale terminals, automated teller machines and automated vehicle location and tracking. The Expedite is also priced below comparable products offered by our competitors, making it extremely attractive to OEMs, VARs and systems integrators that require wireless CDPD solutions. The Expedite's small form factor, standards-based interfaces and adherence to specifications, together with its simple design, make it easy for OEM customers to incorporate a wireless CDPD solution into their existing or new product lines.

     The forerunner of the Expedite, the NRM-6812 Wireless Modem, remains an industry leader in terms of size, performance and cost. The NRM-6812 has a wider temperature range and differing voltage levels than the Expedite, making it preferable for certain types of wireless applications such as oil and gas telemetry and vehicle tracking.

     The Lancer 3W is a wireless CDPD modem with extreme temperature tolerance capabilities, high vibration tolerance and a ruggedized form factor which, with input power voltage capabilities from 9 to 30 volts, is ideally suited for a variety of applications ranging from public safety vehicle mounted applications to field service and wireless telemetry monitoring. In addition, the Lancer 3W has power saving capabilities offered by the "sleep mode," which maintains network connection at low battery levels and reduces battery drainage. The Lancer 3W is equipped with modem manager software and remote diagnostics which allow users to monitor and control the modem remotely.

CURRENT WIRELESS TECHNOLOGY

     Wireless data communications are currently transmitted over various public and private networks utilizing either circuit-switched data or packet-switched data, such as Cellular Digital Packet Data (CDPD), ARDIS and Mobitex. The following table outlines these technologies.

      TECHNOLOGY STANDARD         DATA TRANSMISSION ATTRIBUTES      NOMINAL DATA RATES
      -------------------         ----------------------------      ------------------
Analog Circuit-Switched Data     Analog Circuit                      9.6 Kbps
Cellular Digital Packet Data     Digital Packet                      19.2 Kbps
ARDIS                            Digital Packet                      19.2 Kbps
Metricom                         Digital Packet                      28.8 Kbps
Mobitex                          Digital Packet                      9.6 Kbps

     In a circuit-switched system the user is temporarily connected to the network and pays for the total connection time. Although circuit-switched systems cover a very broad geographical area, the newer packet networks have significant performance, technical and economic advantages over circuit-switched systems. CDPD uses a packet system which sends and receives content consisting of individually addressed segments or "packets." The user is continually connected to the network and pays either a flat monthly service fee or a fee based on the amount of data transferred.

     We believe that one of our competitive advantages is our broad base of core technologies. Currently, we offer products based on the CDPD standard. We have developed and continue to build on the following key current technology areas:

     CDPD. CDPD is one of the most widely adopted wide-area wireless packet data systems in North and South America. CDPD technology enhances the efficiency of a cellular channel, but is transparent within it, allowing the voice system's capability and quality to remain unaffected. CDPD technology improves the efficiency of existing cellular channel infrastructure as it detects idle moments when cellular channels are unused, packages data in small packets and sends it in short bursts. As a result, CDPD is an extremely cost-effective solution for cellular carriers to use to offer data services. CDPD provides for access at speeds up to 19.2 Kbps.

     Metricom. Metricom designs, provisions and operates digital networks and services for mobile users. Metricom's Ricochet network, which is based upon modified CDPD network technology, works by broadcasting signals back and forth from transceivers mounted on utility poles to small radio modems connected to subscribers' computers. Ricochet is generally available at speeds up to 28.8 Kbps in the greater San Francisco Bay Area, Seattle, Washington DC, selected areas of New York City and selected airports and college campuses. Metricom is currently under construction in 21 major service areas to bring its higher speed Ricochet II 128 Kbps network to market, and ultimately expects to deploy a network in 46 markets covering 100 million in population.

EMERGING STANDARDS

     Current wireless data technologies work well with text-based applications such as messaging and securities trading. Next generation wireless data technologies are expected to allow for higher interaction levels, making multi-media applications, such as Web browsing, appeal to a broader group of wireless data users. 2.5G and 3G technologies based on GSM, TDMA, CDMA and W-CDMA standards, will offer much higher bandwidth performance than existing technology. These emerging standards, summarized in the following table, will enable service providers to offer a broader range of wireless data services relative to those currently available.

TECHNOLOGY      DEVELOPMENT STAGE FOR           DATA TRANSMISSION        CURRENT/EXPECTED    2.5G/3G
 STANDARD         DATA TRANSMISSION                 ATTRIBUTES              DATA RATES      STANDARDS
----------   ----------------------------  ----------------------------  ----------------   ---------
GSM          Circuit-Switched and short    Digital Packet, Circuit-       14.4 Kbps/ 384    GPRS/
             messaging offered, standard   Switched                       Kbps              EDGE
             published for packet data

TDMA         Circuit-Switched and short    Digital Packet, Circuit-       9.6 Kbps/ 384     IS136
             messaging offered             Switched                       Kbps              GPRS/
                                                                                            EDGE

CDMA         Circuit-Switched and short    Digital Packet, Internet       14.4 Kbps/ 384    1XRTT/
             messaging offered, standard   Protocol, Circuit-Switched     Kbps 1-2 Mbps     3XRTT
             published for packet data

W-CDMA       Standard published for        Digital Packet                 115 Kbps/ 2       3Gpp
             digital packet voice, data                                   Mbps
             and multimedia

     In addition to the products we offer based on current technology standards, we are in the process of developing second and third generation versions of our branded and OEM products that will include new technologies to enhance customer usability and performance, as well as address new market opportunities. We intend to develop solutions that build on the following emerging key technology areas:

     GPRS. General Packet Radio Service (GPRS), commonly referred to as a 2.5G standard, is a high-speed wireless packet data service that runs on GSM or TDMA networks. GPRS is being adopted by many GSM and TDMA networks in North America, Europe and Asia. GPRS is a packet network, allowing for always-on connectivity, that offers data speeds up to 115 Kbps. This technology is expected to be developed by major GSM carriers by the end of 2000.

     1XRTT. CDMAOne 2000 Phase 1 or 1XRTT, commonly referred to as a 2.5G standard, is a spread spectrum technology, based on CDMA technology standards, that forms the basis for 3G. CDMA is used primarily in North and South America, Japan and South Korea. 1XRTT offers access speeds of up to 144 Kbps. This technology is expected to be implemented by major CDMA carriers by the middle of 2001.

     W-CDMA. Wideband CDMA (W-CDMA), commonly referred to as a 3G standard, is a high-speed wireless packet voice, data and multi-media services based on CDMA technology. W-CDMA offers data speeds of up to 2 Mbps. W-CDMA technology meets requirements adopted by major carriers and standard organizations as the global standard for 3G. This technology is expected to be implemented in Japan by the end of 2001 and in Europe and North America in 2003.

OUR TECHNOLOGY FOCUS

     In addition to developing products based on the technology standards mentioned above, we have developed and continue to build on the following key technology areas:

     Advanced Radio Frequency Design. Advanced Radio Frequency (RF) design is the key technology that determines the performance of wireless devices. We have specialized in the 800/900 MHz designs for analog and digital cellular, packet data and spread spectrum systems. Our proprietary RF technology contributes to the performance, small size and low cost of products. We are currently developing the 1800 and 1900 MHz RF technology for future high speed wireless systems including GPRS, 1XRTT and 3G technologies.

     Miniaturization and System Integration. Small systems integration is the integration of application specific integrated circuits, RF, baseband and packaging technologies. The complete wireless modem is packaged into a sub-credit card module with the advent of proprietary integrated circuit design, embedded software modem and multi-layer RF stripline technologies. We have one of the smallest wireless modems available, the only pocket-sized wireless modem for the Palm family of personal computing devices, and a Type II PC card modem. We will continue to augment the miniaturization technology to drive down the size and cost of current and future products.

CUSTOMERS

     Our customers include wireless telecommunications operators, wireless data content and service providers, OEM customers, professionals and consumers. The following is a representative selection of our customers:

         WIRELESS
    TELECOMMUNICATIONS        WIRELESS DATA CONTENT AND SERVICE
    OPERATOR CUSTOMERS         PROVIDER AND RESELLER CUSTOMERS             OEM CUSTOMERS
    ------------------        ---------------------------------            -------------
Verizon Wireless              GoAmerica Communications Corp.     AirLink
AT&T Wireless(1)              CreSenda (Internet content         @Road (vehicle tracking)
Cellcom (Middle East)         provider)                          Harvest/Coca-Cola (vending)
Movilnet (Latin America)      OmniSky                            IVI Checkmate
NTE (China)                                                      KeyCorp (mobile point of sale)
                                                                 Pivot International (voting
                                                                 booths)
                                                                 Symbol (inventory control)

---------------
(1) AT&T currently sources our products through its distribution partner, Global Wireless Data.

     Each of the customers listed in the table above has accounted for at least $50,000 in revenue to us since January 1, 1999. OmniSky, @Road and Global Wireless Data accounted for 32.4%, 14.2% and 6.1% of our revenue, respectively, for the nine months ended September 30, 2000. @Road, OmniSky and Global Wireless Data accounted for 23.1%, 14.3% and 8.2% of our revenue, respectively, for the year ended December 31, 1999.

     Many of our customer relationships provide us with the opportunity to expand our customer base and market reach. Among those mutually beneficial relationships that augment our sales opportunities are the following:

     Wireless Telecommunications Operators. We work closely with our carrier customers to generate demand for our products. Our carrier customers serve as an important sales channel for our products. Verizon Wireless, which was recently formed by AirTouch Communications, Bell Atlantic Mobile, GTE Wireless and PrimeCo, sources our products through Global Wireless Data. AT&T Wireless also sources our products, through its distribution partner Global Wireless Data. Verizon Wireless and AT&T Wireless both maintain large sales forces that develop sales opportunities for us. These sales leads are either consummated directly by the carrier or jointly with our account executives. This approach allows us to combine our wireless data expertise with the carriers' vast end-customer relationships and broad sales reach. Our carrier customers also provide us and our customers with important services, including field trial participation, first-tier technical support, wireless data marketing and access to additional indirect distribution channels. To leverage these services, we provide carriers with early access to new products, technical training and co-marketing resources.

     Wireless Data Content and Service Providers. Wireless data content and service providers purchase our products either directly from us or from a distributor and resell them to end-users. These providers typically integrate our products with other elements and provide an overall wireless access solution to the end-user in a particular field or vertical market. These solutions include hardware, software and ongoing service components. Examples of our content and service-provider customers include OmniSky and CreSenda.

     OEM Customers. Our OEM customers integrate our products into devices that they manufacture and sell to end-users through their own direct sales forces and indirect distribution channels. Our products are integrated into a broad range of devices, including but not limited to, handheld computing devices, laptops, vehicle location devices (AVLs), electric meters, vending machines, industrial equipment, wireless credit processing and point of sale (POS). Major customers include @Road, Harvest and KeyCorp. We build strong relationships with our OEM customers because they rely heavily on our application engineering support during the process of integrating our products into theirs.

STRATEGIC ALLIANCES

     We intend to develop and maintain strategic relationships within the wireless communications industry which complement and expand our existing distribution network and extend our technology and market reach. These arrangements include strategic technology and marketing relationships with providers of next generation wireless technology, application software developers focused on wireless products, OEM customers which integrate our products into other devices, value-added resellers, distributors, systems integrators and cellular carriers. These strategic relationships allow us to develop the most compelling wireless data products and provide us with access to additional markets, channels of distribution and increased sales opportunities. Our principal strategic alliances to date include the following:

     Intel Corporation. In October 2000, we entered into a five-year product purchase and license agreement with Intel Corporation. Under the agreement we will sell to Intel a variety of wireless modem modules for use in Intel's future products and provide related technical support. We will also collaborate with Intel on technology development and system architecture relating to the agreement. The agreement also grants Intel the option to license from us a manufacturing package relating to certain modems for a royalty fee, and a design package relating to certain modems and PC Card modules for a fixed fee. The agreement contains no volume commitment from Intel, and Intel is not currently selling products that require our modems.


     Hewlett-Packard Company. Hewlett-Packard is a leading global provider of computing and imaging solutions and services and focuses on capitalizing on the opportunities of the Internet and the proliferation of electronic services. In March 2000, we entered into a one-year supply agreement under which we will sell the Minstrel 540 modem and provide technical support for its use with the HP Jornada 540 Series Color Pocket PC. We started shipping our Minstrel 540 Wireless Modem for the HP Jornada 540 Series Pocket PC in November 2000.



     Metricom, Inc. Metricom designs, provisions and operates networks and services for mobile users. Metricom operates a Ricochet wireless network, which is a system that broadcasts signals back and forth from transceivers mounted on utility poles to small radio modems connected to subscribers' computers. Ricochet network coverage is generally available at speeds up to 28.8 Kbps in the greater San Francisco Bay Area, Seattle, Washington, DC, selected areas of New York City and selected airports and college campuses. Metricom is currently under construction in 21 major service areas to bring the higher speed Ricochet 128 Kbps network to market, and ultimately expects to deploy a network in the markets covering 100 million in population. In October 1999, we entered into a two-year license, manufacturing and purchase agreement with Metricom under which we will custom develop a wireless radio modem compatible with Metricom's Ricochet network. Metricom will also purchase modems during the term of the agreement, which lasts until October 2001. We currently expect to begin shipping our Merlin Wireless PC Card Modem for Ricochet in November 2000.



     OmniSky Corporation. OmniSky offers a wireless service under its own brand for use on handheld mobile devices. In July 1999, we entered into an agreement with OmniSky, a wireless Internet service provider, for the development and sale of our Minstrel III and Minstrel V cradle modems for the Palm III and Palm V handheld computing devices. In November 1999, we began shipments to OmniSky. Although the term of this agreement expired on May 1, 2000, we have been shipping and provisioning modems to OmniSky pursuant to an open purchase order while observing the same terms as those contained in the expired agreement (with the exception of the per unit activation services fee).



     Symbol Technologies, Inc. Symbol is a manufacturer of bar code-driven data transaction systems and is engaged in the design, manufacture and marketing of bar code reading equipment, handheld computers and radio frequency (RF) data communications systems. In March 2000, we entered into a two-year agreement with Symbol to integrate our Merlin OEM CDPD modems into Symbol's radio frequency data communications systems.


     VoiceStream Wireless Corporation. VoiceStream is a leading provider of digital wireless communications. Through a license from the FCC, VoiceStream constructs and operates Personal Communication Service (PCS) networks. Nearly three out of every four people in the United States live in areas licensed to be served by VoiceStream or its affiliates. In March 2000, we entered into an agreement with VoiceStream, under which we will develop three types of wireless GPRS-PCS PC card modems for wireless mobile computing devices. The modems may be co-branded by VoiceStream. VoiceStream will also purchase our modems during the term of the agreement, which lasts until March 2003.

     Novatel Wireless Developer Program. Because of our commitment to mobile computing platforms such as the Palm family of handheld computing devices, Microsoft Windows Pocket PC, and Microsoft Windows 9x/NT, we formed the Novatel Wireless Developer Program, which is a forum for us to work with application software developers to develop wireless data products and markets. The mission of the Developer Program is to encourage development of the best wireless data solutions using our products, and successfully to market those solutions to our customers. There are currently over 100 software developers enrolled in the Novatel Wireless Developer Program. We have established a partner community working together to create, deliver and support the best and most compelling wireless data applications. Once these companies have a commercial software package or service available, they are listed and promoted in the Wireless Solutions Guide. This guide is available on our Web site and is frequently used as a resource by internal sales personnel as well as carrier staff.

SALES AND MARKETING


     As of November 10, 2000, our sales and marketing organization consisted of 72 employees, including those located in six sales offices throughout the United States.


Sales

     We sell our products using a multi-channel distribution model which includes both direct and indirect sales. In order to maintain strong sales relationships, we provide co-marketing, trade show, low-cost sales demo unit and joint press release support. In addition to our direct sales relationships with carriers and service providers, OEMs and VARs, we sell our products through the following channels:


     - Domestic Distributors. In the United States, we sell our products through dedicated domestic distributors. As of November 10, 2000, our domestic distributors include D&H Distributing Company, Global Wireless Data and Ingram Micro.



     - International Distributors. We sell our products through international distributors in Latin America, Israel, the Far East and New Zealand. As of November 10, 2000, our international distributors include Bismark, Insite, Cellcom and Golden Net.

     - Mail-Order and Internet Catalogs. We sell our products to mail-order and Internet catalogues, including CDW, Mobile Planet, Multiple Zone, Outpost.com, PC Connection and PC Mall.

     - Direct End-User Sales. Some end-users purchase products directly from us. Direct sales are facilitated through our Web site and our toll-free telephone number.

Marketing

     We support our sales efforts through a variety of marketing initiatives. Our marketing organization focuses on creating market awareness of and promoting our products, generating sales leads, maintaining strong customer relationships, and developing interest in and demand for our products in new market segments.

     We engage in a wide variety of marketing initiatives, which include:

     - conducting marketing programs in conjunction with industry, business and trade publications;

     - building awareness for our products and the Novatel Wireless brand through a wide variety of media;

     - participating in industry and technology related trade shows, associations and conferences; and

     - engaging in cooperative marketing programs and partnerships.

     We also conduct extensive market research through our end-users, third-party developer community and channel customers. We use this information on a continuous basis to refine our product development and the position and assortment of our products in our sales channels.

PRODUCT DEVELOPMENT

     Our product development efforts are focused on developing innovative products and improving the functionality, design and performance of our existing products. We intend to continue to identify and respond to our customers' needs by introducing new product designs with an emphasis on innovations in the ease-of-use, performance, size, weight, cost and power consumption of our products. We are also currently developing technology and products for high bandwidth wireless applications to address opportunities presented by the next generation of public and private wireless networks.

     Our product development effort is driven by a highly skilled and experienced team. The core members of our research and development team have worked together for over 16 years, and the entire team has benefited from a low turnover rate in an intensely competitive environment for skilled engineers. While we have developed most new products and enhancements to existing products internally, we have also licensed technology from third parties.

     We manage our products through a structured life cycle process, from identifying customer requirements through development and commercial introduction to eventual phase-out. Product development emphasis is placed on time-to-market, meeting industry standards and end-item product specifications, ease of integration, cost reduction, manufacturability, quality and reliability.

     We believe that our future success will depend, in part, on our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive products, enhance our existing products by adding features and functionality that differentiate them from those of our competitors, and bring products to market on a timely basis. As a result, we have devoted a significant portion of our resources to product development, and we intend to continue making substantial investments in research and development.


     For the nine months ended September 30, 2000, our research and development expense totaled $8.9 million. Our research and development expense totaled approximately $3.7 million for the year ended December 31, 1999, $2.3 million for the year ended December 31, 1998 and $2.0 million for the year ended December 31, 1997. As of November 10, 2000, we had 167 engineering and technical professionals in product development and manufacturing, which includes purchasing, fulfillment, quality assurance, quality control, reliability, technical documentation and technical publication.

MANUFACTURING

     We currently have agreements to outsource our manufacturing operation with Sanmina Corporation, GVC Corporation and Solectron de Mexico, S.A. de C.V. In September 1999, April 2000, and August 2000, we entered into agreements with Sanmina, GVC and Solectron, respectively, for the manufacture of our products. The Sanmina and GVC agreements are for a term of two years, and the Solectron agreement is for a term of one year with automatic successive one-year renewals. Under the agreements, Sanmina, GVC and Solectron provide all component procurement, product manufacturing, final assembly, testing, quality control and delivery services for us. Under these agreements, we are required to provide each manufacturer with firm purchase orders covering a minimum period of three months. Recently, we moved our principal manufacturing operations from Sanmina's facility in Calgary, Canada to its facility in Guntersville, Alabama. We expect GVC and Solectron to begin manufacturing some of our products at their facilities in Taiwan and Mexico, respectively, in the near future.

     Our outsourced manufacturing activity allows us to:

     - focus on our core competencies;

     - minimize our capital expenditures;

     - participate in contract manufacturer economies of scale and achieve rapid production scalability by adjusting to manufacturing volumes quickly to meet changes in demand;

     - access best-in-class manufacturing resources; and

     - operate without dedicating any space to manufacturing operations.

     We believe that additional assembly line efficiencies are realized due to our product architecture and our commitment to process design. The components that make up our products are supplied by a number of vendors. Direct materials for our products consist of tooled parts such as printed circuit boards, molded-plastic components, unique metal components and application-specific integrated circuits (ASICs), as well as industry-standard components such as transistor, integrated circuits, piezo-electric filters, duplexers, inductors, resistors and capacitors, many of which are similar to components used in cellular telephone handsets. Although we generally use standard components for our products and try to maintain alternative sources of supply, some components, such as printed-circuit boards, molded plastic components, unique metal components and ASICs, are purchased from suppliers for which alternative sources are not currently available in the quantities and at the prices we require.

     We employ our own manufacturing staff that focuses on managing the relationship with our third-party manufacturers and particularly on design-for-manufacturing, test procedures, quality, procurement and cost optimization, production scheduling and continuous improvement. We also perform certain manufacturing related functions internally, including manufacturing engineering and the development of manufacturing test procedures and fixtures.

GOVERNMENT REGULATION

     Our products are subject to certain mandatory regulatory approvals. In the United States, the FCC regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone networks. Radio frequency devices, which includes our modems, must be approved under the above regulations by obtaining FCC equipment authorization prior to being offered for sale. FCC equipment authorization is obtained by submitting a technical description of the product and report showing compliance with FCC technical standards. We have obtained from the FCC all necessary equipment authorization for all products we currently manufacture and sell.

COMPETITION

     The wireless data communications market is intense, rapidly evolving and highly competitive. It is subject to technological changes and is significantly affected by new product introductions and the market activities of industry participants. We compete in this market on the basis of price, form factor, time to market, functionality, quality and variety of product offerings. Moreover, we expect that this market will experience several new entrants in the future. To maintain and improve our competitive position, we must continue to develop new products, expand our customer base, grow our distribution network and leverage our strategic partnerships.

     Our current and prospective competitors generally fall within the following categories:

     - Wireless modem manufacturers, such as Sierra Wireless, Uniden, NextCell and Tellus;

     - Traditional wired modem manufacturers, such as 3Com and Xircom;

     - Wireless device manufacturers, such as Handspring, Palm and Research In Motion;

     - Wireless handset manufacturers and next generation wireless technology providers, such as Ericsson, Motorola, and Nokia; and

     - Non-CDPD private communications network providers, such as Emotiant, Bell South and Metricom.

     We believe the principal competitive factors impacting the market for our products are functionality, features, performance, convenience, availability, brand and price. We believe that we compete better than many of our current competitors with respect to some or all of these factors due to the broad range of products we offer, the ease-of-use in design and engineering of our products, our ability to adapt our products to specific customer needs and our price leadership.

     There can be no assurance that our current or potential competitors will not develop products comparable or superior to those developed by us or adapt more quickly to new technologies, evolving industry standards, new product introductions, or changing customer requirements. As a result, we must continuously introduce new products and educate existing and prospective customers as to the advantages of our products versus those of our competitors.

     Many of our current and potential competitors have had longer operating histories and significantly greater financial, manufacturing, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed products and technologies base. In addition, the global acceptance of our products could lead to increased competition as third parties develop products competitive with our own. Any of these competitors may be able to respond faster than we can to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than we can. We cannot assure you that our current or potential competitors will not develop products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing customer requirements.

     In addition, as the wireless data communications product market develops, a number of companies with significantly greater resources than we have could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors, resulting in increased competition.

PROPRIETARY TECHNOLOGY

     Our software, hardware and operations rely on and benefit from an extensive portfolio of intellectual property. We currently hold 11 United States patents issued for our technology and have four United States patent applications pending. We also have four foreign patents issued and four foreign patent applications pending.


     We own a number of trademarks and servicemarks, including Contact(R), Expedite(TM), Lancer(TM), Lancer 3W(TM), Merlin(TM), Minstrel(R), Minstrel III(TM), Minstrel IIIc(TM), Minstrel V(TM), Minstrel Plus(TM),

Minstrel S(TM), Minstrel 540(TM), MissionONE(TM), Sage(R) and Viking(TM), each with its accompanying designs, and the Novatel Wireless logo.


     We license CDMA technology from QUALCOMM, Incorporated for integration into our products. This license allows us to manufacture CDMA-based wireless modems and sell or distribute them worldwide. The license does not have a specified term and may be terminated by us or by QUALCOMM for cause or upon the occurrence of other specified events. In addition, we may terminate the license for any reason upon 60 days' prior written notice. We have also granted to QUALCOMM a nontransferable, worldwide, nonexclusive, fully paid and royalty-free license to use, in connection with wireless communications applications, certain intellectual property of ours that is used in our products which incorporate the CDMA technology licensed to us by QUALCOMM. This license allows QUALCOMM to make, use, sell or dispose of such products and the components therein.

     In October 2000 we entered into a five-year product purchase and license agreement with Intel Corporation. In connection with the agreement, under certain circumstances we will not assert our patent rights against certain Intel products which do not involve our core technology and, if we assign or sell any of our patents that pertain to certain Intel products which do not involve our core technology, we will grant Intel a nontransferable, worldwide, royalty-free license to those patents.

     We primarily rely on a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. In addition, as part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, consultants, distributors and corporate partners and limit access to and distribution of our software, documentation and other proprietary information. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology. In addition, our products are licensed in foreign countries and the laws of such countries may treat the protection of proprietary rights differently from and may not protect our proprietary rights to the same extent as do laws in the United States.

EMPLOYEES


     As of November 10, 2000, we had a total of approximately 281 employees, including 72 in sales and marketing, 167 in engineering, manufacturing, research and development and 42 in general and administrative functions. Our future performance depends, in significant part, upon our ability to attract new personnel and retain existing personnel in key areas including engineering, technical support and sales. Competition for personnel is intense, especially in the San Diego area where we are headquartered, and we cannot be sure that we will be successful in attracting or retaining personnel in the future. Our employees are not represented by any collective bargaining unit, and we consider our relationship with our employees to be good.


LEGAL PROCEEDINGS

     We are not a party to any legal proceedings which, if adversely determined, would have a material adverse effect on our business, financial condition and results of operations. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

FACILITIES

     Our principal executive offices are located in San Diego, California where we lease approximately 20,000 square feet under a lease that expires in July 2005. We also lease approximately 4,500 square feet in San Diego under a lease that expires in March of 2005. In addition, we lease approximately 20,000 square feet in Calgary, Alberta, Canada for our research and development organization under a lease that expires in January 2002, and 14,500 square feet in Carlsbad, California utilized for distribution purposes under a lease that expires in August 2002. We also lease space in various geographic locations primarily for sales and support personnel or for temporary facilities. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional or substitute space will be available as needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors:

            NAME              AGE                           POSITION(S)
            ----              ---                           -----------
John Major..................  54    Chairman of the Board and Chief Executive Officer
Ambrose Tam.................  44    President, Chief Operating Officer and Chief Technology
                                    Officer
Bruce Gray..................  45    Senior Vice President, Sales and Marketing
Melvin Flowers..............  47    Vice President of Finance, Chief Financial Officer and
                                    Secretary
Peter Leparulo..............  41    Senior Vice President, Corporate and Strategic Development
                                    and General Counsel
Steven G. Schlief...........  44    Vice President, Operations
Robert Getz(1)..............  38    Director
Nathan Gibb(1)..............  30    Director
H.H. Haight(1)(2)...........  66    Director
David Oros..................  41    Director
Mark Rossi(2)...............  44    Director
Steven Sherman..............  54    Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     John Major has served as our Chairman of the Board and Chief Executive since July 2000. From November 1999 until July 2000, Mr. Major was Chief Executive Officer of Wireless Internet Solutions Group, a strategic consulting services firm. From November 1998 to November 1999, Mr. Major was President and Chief Executive Officer of WirelessKnowledge, a joint venture between Microsoft Corporation, a software and Internet technology company, and QUALCOMM, Incorporated, a digital wireless communications company. From May 1997 to November 1998, he was an Executive Vice-President of QUALCOMM and served as President of QUALCOMM Infrastructure Products Division. From 1977 until he joined QUALCOMM in 1997, Mr. Major held a number of executive positions at Motorola, Inc., a communications and electronics company, ultimately serving as Senior Vice President and Chief Technical Officer. Mr. Major currently serves on the board of directors of Littelfuse Corporation, a circuit protection technology company; Verilink, an intelligent edge connection wireline modem company; Identix, Inc., an identification technology company; Advanced Remote Communications Solutions, Inc., a communications systems company, and Lennox Corporation, an HVAC products company. He also serves on the Board of Directors' Executive Committee for the Telecommunications Industry Association and the Electronics Industry Association. Mr. Major holds a Bachelor of Science degree in Mechanical and Aerospace Engineering from the University of Rochester, and a Master of Science degree in Mechanical Engineering from the University of Illinois. He also holds a Master of Business Administration degree, with distinction, from Northwestern University and a Juris Doctor from Loyola University.

     Ambrose Tam has served as the President, Chief Operating Officer and Chief Technology Officer of our company since August 1996. From 1990 to 1993, he was the Research and Development Director of NovAtel Communications Ltd., which is now NovAtel, Inc., and in 1994 he became the General Manager of the Personal Communications Products division of NovAtel Communications. Our company was founded when we acquired the assets of this division from NovAtel Communications Ltd. Prior to joining NovAtel Communications, Mr. Tam spent 12 years in various electronic and radio frequency engineering capacities with Astec Components Ltd., a Hong Kong-based manufacturing, engineering and distribution company specializing in radio frequency, satellite receivers and cellular phone components. Mr. Tam holds a Higher Certificate in Electronic Engineering from Hong Kong Polytechnic University and a Master of Business Administration degree from the University of Calgary.

     Bruce Gray has served as our Senior Vice President of Sales and Marketing since February 2000. Prior to that he was our vice president of sales and marketing since joining our company in October 1998. From October 1997 to October 1998, Mr. Gray was the Senior Director of Uniden Electronics Corporation's Data Products Division, where he was responsible for sales performance, strategic planning, channel development and new product development. Prior to joining Uniden, a wireless communications company, Mr. Gray was a Director of Sales and Marketing for Sensormatic Electronics Corporation, a supplier of electronic security products, from December 1994 to October 1997. From May 1992 to January 1994, Mr. Gray was a Director of Marketing and Product Management for U.S. Robotics Corporation, a communications products company. Mr. Gray holds a Bachelor of Science degree in Engineering from the University of Alabama and a Master of Business Administration degree from the University of San Diego.

     Melvin Flowers has served as our Vice President of Finance and Chief Financial Officer since joining our company in February 2000, and Secretary of our company since April 2000. Mr. Flowers served as a Vice President and the Chief Financial Officer of KNC Software, LLC, an Internet software company, from July 1999 until November 1999. Prior to joining KNC Software, Mr. Flowers served as a Vice President and the Chief Financial Officer of Microwave dB, from November 1998 until June 1999. Prior to joining Microwave, Mr. Flowers served as the Chief Financial Officer and Vice President of Finance of ACT Networks, Inc., a network access device manufacturer, from July 1993 to October 1998. Previously, Mr. Flowers also served as President and Chief Financial Officer of Pacific Earth Resources, an ornamental horticultural company, and as Vice President and Chief Financial Officer of Spectramed, Inc., a medical device manufacturing company. Mr. Flowers received a Bachelor of Science degree in Accounting from Northern Illinois University.

     Peter Leparulo has served as Senior Vice President, Corporate and Strategic Development, and General Counsel of our company since September 2000. From June 1998 until September 2000, he was a senior partner at the law firm of Orrick, Herrington & Sutcliffe LLP, where he specialized in corporate finance, mergers and acquisitions, securities, intellectual property and general corporate matters. Prior to joining Orrick, Mr. Leparulo was a partner at the law firm of Pillsbury Madison & Sutro LLP, from January 1992 until June 1998, and an associate at that firm from October 1989 until January 1992. He holds a Bachelor of Science degree from Colgate University and a Juris Doctor from Case Western Reserve University.

     Steven Schlief has served as Vice President of Operations since joining our company in July 2000. Prior to joining us, he was Vice President, Supply Chain Management, for the Asian operations of Celestica Inc., a contract manufacturer, from September 1997 to July 2000. Prior to that, Mr. Schlief was Director of Materials at Polycom Inc., a telecommunications and video conferencing company, from January 1995 to September 1997. Mr. Schlief has also held positions with Apple Computer, IEC Electronics and Lockheed Corporation where he worked in a number of areas including materials, supply chain management and operations. Mr. Schlief holds a Bachelor of Arts degree from San Jose State University and a Master of Business Administration from Santa Clara University.

     Robert Getz has served as a director of our company since December 1999. Since December 1996, Mr. Getz has served as a Managing Director of Cornerstone Equity Investors, LLC, a private equity investment firm that specializes in technology and telecommunications, business service and healthcare information investments. Prior to joining Cornerstone, Mr. Getz served as a Managing Director of Prudential Equity Investors, Inc., also a private equity investment firm, from June 1994 until December 1996. Mr. Getz also serves as a director for several private companies, including Artel Video Systems, Inc., a developer of broadband video networking equipment, and Centurion International, Inc. a designer and manufacturer of antenna and power solutions for the wireless device industry. Mr. Getz holds a Bachelor of Arts degree from Boston University and a Master of Business Administration in finance from the Stern School of Business at New York University.

     Nathan Gibb has served as a director of our company since June 1999. Mr. Gibb is an Investment Manager with Working Ventures Canadian Fund Inc., a Canadian investment fund. Mr. Gibb joined Working Ventures after receiving his Masters of Business Administration from the University of Western

Ontario in 1997. Mr. Gibb also serves on the board of directors of a number of private portfolio companies, including InterUnion Asset Management Ltd., an asset management firm consolidator. Mr. Gibb holds a Bachelor of Arts degree and a Master of Business Administration degree from the University of Western Ontario.

     H.H. Haight has served as a director of our company since August 1996. Mr. Haight is President, Chief Executive Officer and founder of Argo Global Capital, Inc., the entity that manages GSM Capital Limited Partnership, a venture capital firm. Prior to founding Argo Global Capital, Inc., Mr. Haight was a Managing Director and co-founder of Advent International, a venture capital firm, from June 1983 to June 1998. Mr. Haight also currently serves as a director of Coast Mountain Hardwoods, a lumber concern, Genelabs Technologies, Inc., a pharmaceutical company, Saraide, a wireless service provider, and several other private companies. Mr. Haight received a Bachelor of Science degree from the University of California at Berkeley and a Master of Business Administration degree from Harvard University.

     David S. Oros has served as a director of our company since July 2000. In 1996, Mr. Oros founded Aether Systems, Inc., a provider of wireless data services and systems for wireless handheld devices, and has been Aether's Chairman, Chief Executive Officer and President since its inception. Mr. Oros also serves on the board of directors of OmniSky Corporation, which offers a wireless service for use on handheld mobile devices. From 1994 until 1996, Mr. Oros was President of NexGen Technologies, L.L.C., a wireless software development company that contributed all of its assets to Aether. From 1992 until 1994, he was President of the Wireless Data Group at Westinghouse Electric Company. Prior to that, Mr. Oros spent from 1982 until 1992 at Westinghouse Electric directing internal research and managing large programs in advanced airborne radar design and development. Mr. Oros received a Bachelor of Science degree in mathematics and physics from the University of Maryland and holds a U.S. patent for a multi-function radar system.

     Mark Rossi has served as a director of our company since December 1999. Since December 1996, Mr. Rossi has served as Managing Director of Cornerstone Equity Investors, LLC, a private equity investment firm that specializes in technology and telecommunications, business service and healthcare information investments. Prior to joining Cornerstone, Mr. Rossi served as the President of Prudential Equity Investors, Inc., a private equity investment firm, from June 1994 to December 1996. Mr. Rossi also serves as a director of Maxwell Technologies, Inc., a diversified technology products and services company, MCMS, Inc. an electronics manufacturing services company, True Temper Sports, Inc., a designer and manufacturer of golf shafts and specialty tubing products, and several private companies. Mr. Rossi holds a Bachelor of Arts degree from Saint Vincent College and a Master of Business Administration in finance from the Kellogg School of Management at Northwestern University.

     Steven Sherman has served as a director of our company since August 1996. Mr. Sherman also served as our Chief Executive Officer from August 1997 until November 1998 and as Chairman of the Board from August 1997 until September 1999. In 1990, Mr. Sherman founded Main Street and Main, a restaurant franchise holding company, and served as its Chairman until 1994. Since 1988, Mr. Sherman has been the managing member of Sherman Capital Group, L.L.C., a merchant banking organization. Mr. Sherman founded and served in various capacities, including Chairman and Chief Executive Officer at Vodavi Communication Systems, Inc., a telephone hardware and software company, until its acquisition of Executone Information Systems, Inc. in 1988. He was a director of Executone from 1988 until 1990. Currently, Mr. Sherman is chairman of the board of Airlink Communications, Inc., a wireless software infrastructure business. Mr. Sherman holds a Bachelor of Arts degree in Business Administration from City College of New York.

BOARD COMPOSITION

     We currently have authorized eight directors. Our amended and restated certificate of incorporation provides for a classified board of directors that consists of three classes of directors, each serving staggered three year terms. As a result, a portion of the board of directors will be elected each year. The three classes will be as nearly equal in number as possible, as determined by the board of directors. The Class I directors will serve an initial term until the annual meeting of stockholders to be held in 2001, the Class II directors will serve an initial term until the annual meeting of stockholders to be held in 2002, and the Class III directors will serve an initial term until the annual meeting of stockholders to be held in 2003. Each class will be elected for three-year terms following its respective initial term. Messrs. Gibb and Haight have been designated Class I directors whose terms expire at the 2001 meeting of stockholders. Messrs. Rossi and Sherman have been designated Class II directors whose terms expire at the 2002 annual meeting of stockholders. Messrs. Getz, Major and Oros have been designated Class III directors whose terms expire at the 2003 annual meeting of stockholders. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes of directorships so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company or in our management. See "Description of Securities -- Delaware Antitakeover Law and Charter and Bylaw Provisions." The executive officers are elected by and serve at the discretion of our board of directors. Our non-employee directors devote such time to the affairs of our company as is necessary to discharge their duties. There are no family relationships among any of our directors or our executive officers.

BOARD COMMITTEES

     We have established an audit committee composed of independent directors that reviews and supervises our financial controls, including the selection of our independent accountants, reviews our books and accounts, meets with our officers regarding our financial controls, acts upon recommendations of our auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts. The audit committee also performs other duties as may from time to time be determined. The audit committee currently consists of three directors, Messrs. Getz, Gibb and Haight.

     We have also established a compensation committee that reviews and approves the compensation and benefits of our executive officers, administers our compensation, stock incentive, and stock purchase plans, makes recommendations to the board of directors regarding these matters and performs other duties as may from time to time be determined by our board of directors. The compensation committee currently consists of two directors, Messrs. Haight and Rossi.

DIRECTOR COMPENSATION

     Directors do not currently receive any cash compensation from us for attending board of directors or committee meetings, except for reimbursement of reasonable expenses incurred in connection with attending those meetings. Directors who are employees of ours are eligible to participate in our 2000 stock incentive plan and our 2000 employee stock purchase plan. Non-employee directors who join our board after this offering are eligible to participate in our 2000 stock incentive plan. Our 2000 stock incentive plan and our 2000 employee stock purchase plan were adopted by our board on July 24, 2000 and were approved by our stockholders in September 2000. Our 2000 stock incentive plan generally provides for an automatic initial grant of options to purchase 20,000 shares of our common stock to each non-employee director on the date on which a person first becomes a non-employee director of our company. After the initial grant, a non-employee director will be granted each year on the date of our annual meeting of stockholders a subsequent option to purchase 5,000 shares of our common stock, if he or she continues to serve after such annual meeting and if he or she received an initial stock option grant. These options vest over a four-year period with 25% of the option shares vesting on the first anniversary of the date of grant and the remainder vesting in 36 equal monthly installments, with accelerated vesting in the event of certain changes of control. Non-employee directors receive grants solely at the discretion of the compensation committee. The exercise price of options will be 100% of the fair market value per share of our common stock on its date of grant. For an additional description of these option plans, please refer to our discussion under "Compensation Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our compensation committee members has been an officer or employee of our company or any subsidiary of our company at any time. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee. Until April 2000, Mr. Sherman, one of our directors, was a member of our compensation committee. Mr. Sherman was chief executive officer of Novatel Wireless Solutions, Inc., one of our subsidiaries, from April 1996 until September 2000.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 1999 by our Chief Executive Officer and each of the other four most highly compensated executive officers, each of whose aggregate compensation during the last fiscal year exceeded $100,000, referred to collectively in this prospectus as the named executive officers. No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 1999 has resigned or otherwise terminated his or her employment during 1999.

     In July 2000, Mr. Major was appointed as our Chief Executive Officer. His annual base salary is $325,000. In September 1999, Mr. Weitzner joined us as our Vice President of Operations and Research and Development. His annualized salary for 1999 was $220,000. Mr. Weitzner's employment was terminated in July 2000. In July 2000, Mr. Schlief was appointed as our Vice President of Operations. His annual base salary is $225,000, and he received a one time sign-on bonus of $28,000. In September 2000, Mr. Leparulo was appointed our Senior Vice President, Corporate and Strategic Development and General Counsel. His annual base salary is $235,000 and he received a one time sign-on bonus of $25,000. In February 2000, Mr. Flowers was appointed as our Chief Financial Officer. Effective August 2000, his annual base salary is $200,000.

     Annual compensation listed in the following table excludes other compensation in the form of perquisites and other personal benefits that is less than the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 1999. The options listed in the following table were originally granted under our 1997 employee stock option plan. These options will be incorporated into our 2000 stock incentive plan, but will continue to be governed by their existing terms. See "Management -- 2000 Stock Incentive Plan."

                           SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                   ------------
                                                            ANNUAL COMPENSATION     SECURITIES
                                                            -------------------     UNDERLYING
               NAME AND PRINCIPAL POSITION                   SALARY      BONUS       OPTIONS
               ---------------------------                  --------    -------    ------------
Robert Corey(1)...........................................  $200,000    $50,000           --
  Chief Executive Officer
Ambrose Tam(2)............................................   155,926     46,588           --
  President, Chief Operating Officer and Chief Technology
  Officer
Bruce Gray................................................   141,750         --      150,000
  Senior Vice President, Sales and Marketing
Roger Hartman(1)..........................................   157,225     20,000           --
  Chief Financial Officer and Vice President
James Palmer(1)...........................................   179,815         --           --
  Vice President, Operations and Research & Development


---------------
(1) Mr. Corey ceased serving as our Chief Executive Officer in July 2000, Mr. Hartman ceased serving as our Chief Financial Officer in February 2000 and Mr. Palmer ceased serving as our Vice President, Operations and Research and Development, in October 1999.

(2) Mr. Tam's annual salary compensation in 1999 was (Canadian) $238,568, and his annual bonus compensation in 1999 was (Canadian) $71,280. The amount shown is based on the daily Noon Buying Rate of (Canadian) $1.53 per (US) $1.00 on November 10, 2000.


OPTION GRANTS IN FISCAL YEAR 1999

     The following table provides summary information regarding stock options granted to our named executive officers during the fiscal year ended December 31, 1999. No stock appreciation rights were granted during 1999.

     The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices. We cannot assure you that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% rates or at any other defined rate. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

                                                     INDIVIDUAL GRANTS                                   POTENTIAL REALIZABLE
                       ------------------------------------------------------------------------------      VALUE AT ASSUMED
                                          NUMBER OF     PERCENT OF                                      ANNUAL RATES OF STOCK
                                          SECURITIES   TOTAL OPTIONS                                    PRICE APPRECIATION FOR
                                          UNDERLYING    GRANTED TO     EXERCISE OR                           OPTION TERM
                           DATE OF         OPTIONS     EMPLOYEES IN    BASE PRICE       EXPIRATION      ----------------------
        NAME                GRANT          GRANTED      FISCAL YEAR     PER SHARE          DATE            5%           10%
        ----           ----------------   ----------   -------------   -----------   ----------------   ---------    ---------
Bruce Gray...........  October 25, 1999    150,000         17.83%         $0.95      October 24, 2009   $ 89,932     $227,905
John Weitzner........   August 18, 1999    225,000         26.74%         $0.95       August 17, 2009   $134,898     $341,858

     In 1999, we granted options to purchase up to a total of 852,000 shares to employees, directors and consultants under our 1997 employee stock option plan at an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors.


     Mr. Gray's options began to vest on January 1, 2000. The options vest over a four-year period, with 25% of the option shares vesting on the first anniversary of the date of grant, and the remaining shares vesting in equal monthly installments over the 36-month period following that date. The vesting of the options will immediately accelerate upon a sale or merger of our company. Mr. Weitzner's options began to vest on September 1, 1999. Effective July 24, 2000, Mr. Weitzner ceased to be an employee of our company. As of that date, Mr. Weitzner held options to purchase 225,000 shares of our common stock at an exercise price of $0.95 per share, none of which had vested. In connection with the termination of Mr. Weitzner's employment with us, we entered into a separation agreement which provided that options exercisable for 65,625 shares vest on October 31, 2000.


     In July 2000, Mr. Major was appointed Chief Executive Officer, and we granted Mr. Major options to purchase 3,036,543 shares of common stock at an exercise price of $5.00 per share. The option shares will vest and become exercisable as follows: 607,308 option shares are immediately exercisable; 379,569 option shares vest and become exercisable on July 24, 2001; 379,569 option shares vest and become exercisable on July 24, 2002; and 303,654 option shares vest and become exercisable on each July 24 of 2001, 2002, 2003 and 2004. In addition, 455,481 option shares shall vest and become exercisable on the earlier to occur of (1) our attaining certain milestones before December 31, 2000 or (2) with respect to 227,748 option shares, on July 24, 2003 and with respect to another 227,748 option shares, on July 24, 2004. The vesting of the option shares will immediately accelerate upon a change in control of our company. The options expire on the first to occur of 6 months after termination (in the event of termination of Mr. Major's employment by death or disability), 90 days after termination (in the event of termination of Mr. Major's employment for any other reason) or July 24, 2010.

     In July 2000, Mr. Schlief was appointed Vice President, Operations, and we granted Mr. Schlief options to purchase 600,000 shares of common stock at an exercise price of $5.00 per share. The options are subject to our 1997 employee stock option plan and will vest over a four-year period, with 25% of the option shares vesting each year.

     In February 2000, Mr. Flowers was appointed Vice President of Finance and Chief Financial Officer, and at that time we granted Mr. Flowers options to purchase 375,000 shares of common stock at an exercise price of $1.67 per share. The options will vest over a four-year period, with 25% of the option shares vesting on February 17, 2001, and the remainder vesting in equal monthly installments over the 36-month period following that date. The vesting of the options will immediately accelerate upon a change of control of our company.

     In September 2000, we appointed Mr. Leparulo our Senior Vice President, Corporate and Strategic Development and General Counsel and at that time granted him an option to purchase up to 600,000 shares of our common stock at an exercise price of $11.00 per share. The shares subject to the option will vest over a four-year period, with 25% of the shares vesting on the first anniversary of the date of grant and the remaining shares vesting in equal monthly installments over the 36-month period following that date. The vesting of the shares will immediately accelerate upon a change of control of our company.

     In August 2000, we also granted to Messrs. Flowers, Gray and Tam options to purchase an additional 225,000, 330,000 and 225,000 shares of common stock, respectively, at an exercise price of $7.50 per share. The options will vest over a four-year period, with 25% of the options vesting one year from the date of grant, and the remainder vesting in equal monthly installments over the 36-month period following that date. The vesting of the options will immediately accelerate upon a change of control of our company.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES


     The following table sets forth information concerning the number and value of shares of common stock underlying the unexercised options held by the named executive officers as of December 31, 1999. The table also sets forth the value realized upon exercise of stock options in fiscal year 1999, and the year-end number and value of unexercised options with respect to each of the named executive officers as of December 31, 1999. The value was calculated by determining the fair market value of our common stock on the date of exercise, as determined in good faith by our board of directors, less the exercise price paid for the shares. The value of unexercised in-the-money options at December 31, 1999 is calculated based on an assumed initial public offering price of $11.00, less the exercise prices of the options, multiplied by the number of shares underlying those options.


                         FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT DECEMBER 31,        IN-THE-MONEY OPTIONS
                           NUMBER OF                                  1999                  AT DECEMBER 31, 1999
                        SHARES ACQUIRED                    ---------------------------   ---------------------------
         NAME             ON EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           ---------------   --------------   -----------   -------------   -----------   -------------
Robert Corey(1).......           --                --        437,499       1,062,501     $4,395,407     $10,674,593
Ambrose Tam...........           --                --         45,000          45,000        463,050         463,050
John Weitzner(1)......           --                --             --         225,000             --       2,260,500
Bruce Gray............           --                --         30,000         240,000        301,400       2,411,200
Roger Hartman(1)......           --                --         75,000         225,000        753,500       2,260,500
James Palmer(1).......      300,000          $490,000        300,000              --      3,290,000              --

---------------
(1) Messrs. Corey and Weitzner left the company in July 2000; Mr. Hartman left the company in February 2000; Mr. Palmer left the company in October 1999.

EMPLOYMENT-RELATED ARRANGEMENTS

     In July 2000, we entered into an employment agreement with John Major covering an initial term of three years under which Mr. Major will serve as the Chairman of our board of directors and as our Chief Executive Officer. The agreement provides for Mr. Major to receive an annual base salary of $325,000, subject to review by our board at least annually, and an annual performance incentive bonus payable in a single installment in an amount equal to up to 100% of Mr. Major's then applicable annual salary. The agreement provides for Mr. Major to receive half his bonus in cash and the remaining half in shares of our common stock. In addition, we granted Mr. Major options to purchase up to 3,036,543 shares of our common stock at an exercise price of $5.00 per share. Twenty percent of these options vested and became exercisable on their date of grant and the remaining options will vest and become exercisable with the passage of time or upon the occurrence of specified events. In the event that we terminate Mr. Major without cause, or in the event he terminates his employment with us because we have materially breached the terms of his employment agreement or because a change of control occurs, he is entitled to receive in a lump sum payment an amount equal to his annual base salary then in effect and all unvested options will immediately vest and become exercisable. Mr. Major would then also be entitled to a bonus equal to the amount of the bonus he had earned as of the date of his termination as well as to the continuation of certain employee benefits pursuant to the terms of existing company plans. If we terminate Mr. Major's employment for cause, or Mr. Major terminates his employment without good reason, Mr. Major will be entitled to received severance and other benefits only as may then be established under our existing severance and benefit plans and policies at the time of such termination.


     On August 21, 1996, Ambrose Tam entered into a five-year employment agreement with us and one of our subsidiaries, NWT, under which Mr. Tam agreed to serve as our and NWT's President and Chief Operating Officer. The employment agreement provides for an annual salary of no less than (Canadian) $187,440 (US $122,510) adjusted from time to time, and an annual performance incentive bonus targeted to be 33% of his annual base salary, based on the achievement of certain performance objectives. The employment agreement provides that if Mr. Tam is terminated without cause, he will be entitled to (Canadian) $250,000 (US $163,399), payable in two equal installments, the first of which would occur upon his termination and the second of which would occur six months thereafter. In this event, Mr. Tam would also receive a performance bonus prorated for the period it covers and he would continue to receive certain employee benefits for 12 months. If Mr. Tam terminates his employment because of a material breach of the employment agreement by either us or NWT, he will be entitled to (Canadian) $250,000 (US $163,399), his incentive bonus prorated for the year and the continuation of certain employee benefits for 12 months. In the event of a change of control of either us or NWT, Mr. Tam will be entitled to (Canadian) $125,000 (US $81,699) if he resigns from employment within 30 days from the date of the change of control. All US dollar amounts presented above are based on the daily Noon Buying Rate of (Canadian) $1.53 per (US)$1.00 on November 10, 2000.


     We have entered into arrangements with several of our employees which provide that the salary of each of these employees will continue for six months if we cease to do business or if the employee's employment is terminated without cause.

     On April 17, 2000, we entered into a separation agreement and general release with Roger Hartman pursuant to which, effective April 30, 2000, Mr. Hartman agreed to terminate his employment with us. As of April 30, 2000, Mr. Hartman held options to purchase 300,000 shares of our common stock at an exercise price of $0.95 per share, 75,000 of which had vested. Under our agreement, Mr. Hartman will serve as a consultant to us for a period of six months ending October 31, 2000 for a monthly consultant fee of approximately $12,000 and will be considered an employee for purposes of the vesting of his stock options and participation in our 401(k) plan. After October 31, 2000, for the two-month period ending December 31, 2000, Mr. Hartman will serve us as a part-time consultant for which he will not be paid a consulting fee, though his stock options will continue to vest.


     In connection with the termination of Mr. Weitzner's employment with us effective July 24, 2000, on July 30, 2000 we entered into a separation agreement and general release. As of July 24, 2000, Mr. Weitzner held options to purchase 225,000 shares of our common stock, none of which had vested. The agreement provides that 65,625 shares of Mr. Weitzner's options vest on October 31, 2000.

COMPENSATION PLANS

1997 EMPLOYEE STOCK OPTION PLAN


     Our 1997 employee stock option plan provided for the grant to employees of incentive and nonstatutory stock options. We have 12,000,000 shares of common stock authorized under our 1997 stock option plan. As of November 10, 2000, 10,228,094 shares were subject to outstanding options and 1,281,883 shares will remain available for future grant. Our board of directors has determined that no further options will be granted under the 1997 stock option plan after the completion this offering. The remaining shares issuable under the 1997 employee stock option plan shall be available for issuance under our 2000 stock incentive plan.


2000 STOCK INCENTIVE PLAN

     Our 2000 stock incentive plan was adopted by our board of directors on July 24, 2000 and was approved by our stockholders in September 2000. The plan will become effective upon our initial public offering. At that time, all outstanding options under our 1997 employee stock option plan will be transferred to the 2000 stock incentive plan, and no further option grants will be made under the 1997 plan. The transferred options will continue to be governed by their existing terms, unless a committee of our board administrating the plan decides to extend one or more features of the 2000 stock incentive plan to those options.

     The 2000 stock incentive plan provides for the discretionary grant of incentive stock options to employees, including officers and employee directors, and for the discretionary grant of nonstatutory stock options, stock appreciation rights, stock units and stock purchase rights to employees, directors and consultants. A total of 16,500,000 shares of our common stock has been reserved for issuance under the 2000 stock incentive plan including those shares under the 1997 employee stock option plan for which options have not been granted as of the completion of this offering. Beginning with the first fiscal year following the effective date of the 2000 stock incentive plan, on the first day of each fiscal year, shares will be added to the 2000 stock incentive plan equal to the lesser of (i) 1,500,000 shares, (ii) three percent of the shares of our common stock outstanding in the last day of the prior fiscal year, or (iii) such lesser number of shares as may be determined by our board in its sole discretion. Unless terminated sooner, the 2000 stock incentive plan will terminate on July 23, 2010.

     A committee of our board which is comprised solely of independent directors will generally serve as administrator of the 2000 stock incentive plan from and after the date of this offering. The administrator of our 2000 stock incentive plan generally has the power to select the key employees who are to receive awards under the plan, interpret and operate the plan, determine the type, number, vesting requirements and other features and conditions of an award of the options, restricted stock, stock appreciation rights and stock units granted. The compensation committee shall consist of at least two independent directors who shall satisfy the requirements of Rule 16b-3 (or its successor) promulgated under the Securities Exchange Act of 1934, as amended, with respect to awards granted to our officers and directors under Section 16 of this Act.

     Our board is the administrator of the 2000 stock incentive plan's non-employee director grant program. Non-employee directors who first join our board after the effective date of our initial public offering will receive a grant of an option to purchase 20,000 shares of our common stock when they become non-employee directors. In addition, all non-employee directors who receive such an initial grant will receive a grant each subsequent annual meeting of an option to purchase 5,000 shares, provided they continue to serve after such annual meeting. These options generally vest over a four-year period with 25% of the option shares vesting on the first anniversary of the date of grant and the remainder vesting in 36 equal monthly installments commencing on the date one month and one year after the date of grant. These options also provide for accelerated vesting in the event of certain changes of control. Implementation of the 2000 stock incentive plan's non-employee director grant program is at the discretion of our board.

     Our board has the authority to amend, suspend or terminate the 2000 stock incentive plan at any time for any reason, but no such action shall affect any award previously granted under the plan. The maximum number of shares subject to options and/or stock appreciation rights that each optionee may be granted during a fiscal year is 1,000,000 shares, or 2,000,000 shares in the first fiscal year of an optionee's employment with us. Restricted stock and stock unit grants are limited to 500,000 shares per person in any fiscal year, or 1,000,000 shares, in the first fiscal year of a participant's employment with us.

     Awards granted under our 2000 stock incentive plan are generally not transferable by the optionee, and each option and stock appreciation right is exercisable during the lifetime of the optionee only or by the optionee's guardian or legal representative. The plan provides that a stock option or a stock appreciation rights agreement under the plan may provide for accelerated exercisability in the event of the optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the optionee's service to us.

     In the case of restricted stock and stock units, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable after the purchaser's employment or other service relationship with us has ended for any reason, including his or her death or disability. Each award of restricted stock and stock units will be granted pursuant to an agreement between us and the participant, and will vest in full or in installments in accordance with the respective agreement, which may provide for acceleration upon the occurrence of certain events. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

     The exercise price of all incentive stock options and nonstatutory stock options granted automatically to non-employee directors must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of other nonstatutory stock options and stock purchase rights granted under the 2000 stock incentive plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code), the exercise price must be at least equal to the fair market value of our common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 stock incentive plan may not exceed ten years.

     The 2000 stock incentive plan provides that in the event that our company is a party to a merger or other reorganization, outstanding awards, other than grants to directors, shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding awards by the surviving corporation or its parent, for their continuation by us if we are the surviving corporation, for accelerated vesting or for their cancellation with or without consideration. The plan administrator may determine, at the time of granting an award or thereafter, that such award shall become fully vested as to all shares subject to such award in the event that a change in control occurs with respect to our company.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 employee stock purchase plan (2000 purchase plan) was adopted by our board of directors on July 24, 2000 and was approved by our stockholders in September 2000. The plan will become effective upon our initial public offering. A total of 1,500,000 shares of our common stock will be reserved for issuance under the 2000 purchase plan. Also, beginning with our first fiscal year beginning after the effective date of the 2000 purchase plan, on the first day of each fiscal year, shares will be added to the 2000 purchase plan equal to the lesser of (a) 0.5% of the outstanding shares of our common stock on the last day of the prior fiscal year, (b) 270,000 shares, or (c) such lesser number of shares as may be determined by our board in its sole discretion.

     Under the 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, our board of directors may determine the duration and frequency of stock purchase periods. Initially the plan will operate using consecutive, overlapping, twenty-four month offering periods. Each offering period will include four approximately six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the effective date of the initial public offering and ends on the last trading day on or before January 31, 2002.

     Employees of our company or of any designated subsidiary of ours will be eligible to participate. However, no employee may be granted an opportunity to purchase stock under the 2000 purchase plan if immediately after the grant, he or she would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock.

     The 2000 purchase plan permits participants to purchase our common stock through payroll deductions of up to 10% of their total annual compensation. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning of the offering period (85% of the price at which a share is first offered by the underwriters to the public in the case of the first offering period) or at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Rights granted under the 2000 purchase plan are not transferable by a participant other than upon his or her death or by a special determination by the plan administrator. Each outstanding option under the 2000 purchase plan will be subject to the acquisition agreement in the event we merge with or into another corporation or sell substantially all of our assets.

     Our board of directors has the authority to amend or terminate the 2000 purchase plan at any time for any reason. Unless earlier terminated by our board of directors, the 2000 purchase plan will terminate automatically 10 years from its effective date.

401(k) PLAN

     Our 401(k) plan covers our employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code. Consequently, contributions to the 401(k) plan by the employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Further, contributions by us, if any, will be deductible by us when made. Employees may elect to contribute up to 15% of their current annual compensation to the 401(k) plan up to the statutorily prescribed annual limit. The 401(k) plan does not currently permit, but may in the future be amended to permit, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law, we have included a provision in our amended and restated certificate of incorporation to indemnify our officers and directors against liability for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, other than in cases of fraud or other willful misconduct. Our bylaws provide that we will indemnify our officers and directors to the maximum extent permitted by Delaware law and may indemnify our other employees and agents to the maximum extent permitted by Delaware. In addition, our bylaws provide that we will advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. In addition, we plan to enter into indemnification agreements with our officers and directors. The indemnification agreements will require us, among other things, to indemnify officers and directors against liabilities that may arise by reason of their status or service as officers and directors (but not for liabilities arising from willful misconduct of a culpable nature), and to advance sums covering the expenses they incurred as a result of any proceeding against them as to which they could be indemnified.

     We have obtained an insurance policy covering directors and officers for claims they would otherwise be required to pay or for which we are required to indemnify them.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a material claim for such indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                           RELATED PARTY TRANSACTIONS

     Since January 1, 1997, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount exceeded or exceeds $60,000 and in which any executive officer, director or any holder of more than 5% of any class of our voting securities or any member of the immediate family or any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

SERIES D FINANCING


     On June 30, 2000, July 14, 2000 and October 23, 2000 we issued and sold an aggregate of 6,326,932 shares of our Series D preferred stock at a purchase price of $5.75 per share. We also issued warrants to purchase an aggregate of 1,178,400 shares of our common stock at an exercise price of $5.75 per share. Of the 6,326,932 shares of Series D preferred stock and the 1,178,400 accompanying warrants that we issued and sold, we issued and sold a total of 5,256,315 such shares and a total of 1,051,254 warrants to the following executive officers, directors, and greater than 5% stockholders of our company and persons associated with them for a total purchase price of approximately $30.2 million.



                                                          NUMBER OF    NUMBER OF        TOTAL
                       PURCHASER                           SHARES      WARRANTS     PURCHASE PRICE
                       ---------                          ---------    ---------    --------------
Aether Capital, LLC.....................................  3,478,260     695,652      $19,999,995
Cornerstone Equity Investors IV, L.P. ..................    869,565     173,913        4,999,999
GSM Capital Limited Partnership.........................    516,519     103,302        2,969,984
Bank of Montreal Capital Corporation....................    181,914      36,381        1,046,006
Working Ventures Canadian Fund, Inc.....................    173,913      34,782        1,000,000
Ventures West Investments Limited.......................     27,288       5,457          156,906
ARGC III, LLC...........................................      5,217       1,041           29,998
Sam Znaimer.............................................      3,639         726           20,924



     Aether Capital, LLC is the investment arm of Aether Systems, Inc., which is the sole member of Aether Capital LLC. David S. Oros, one of our directors, serves as Chairman, Chief Executive Officer and President of Aether Systems, Inc. Mr. Oros is also a director of OmniSky Corporation, in which Aether Systems, Inc. is an investor. In August 1999, we entered into an agreement with OmniSky for the development and sale of 100,000 of our Minstrel III and Minstrel V cradle modems for the Palm III and Palm V handheld computing devices at unit prices of $218.50 and $230.00, respectively, or an aggregate price of $22.7 million with a projected unit mix of 80% Minstrel V and 20% Minstrel III. Under the agreement OmniSky paid total advances of $3.8 million in installments in August and October of 1999 to be used for our procurement of long-lead-time components. In addition, the agreement provided for a 4-month period during which we would sell the Minstrel V exclusively to OmniSky. During that period we sold approximately 7,000 Minstrel V units to OmniSky. The agreement also required OmniSky to pay us $8.00 for each unit we activated for it and gave OmniSky the option to obtain extended warranty coverage from us for $5.00 per modem per year. Although we had sold approximately 21,000 units to OmniSky as of the expiration of this agreement on May 1, 2000, we have been shipping and provisioning the balance of 79,000 modems to it, 26,000 prior to September 21, 2000 and 53,000 pursuant to an open purchase order dated September 21, 2000, while observing the same terms as those contained in the expired agreement with the exception that we now charge OmniSky $12.00 per unit for activation services which is the same price we currently charge our other customers for this service. Since Mr. Oros joined our board in July 2000, we have sold approximately 34,000 units to OmniSky. Pursuant to contracts we entered into after executing the OmniSky agreement, we have sold similar products to other parties at unit prices generally higher than those under our agreement with OmniSky. We intend to complete the sale to OmniSky of the remaining balance of approximately 40,000 units pursuant to this arrangement. We are currently negotiating a new agreement with OmniSky whose terms and prices we expect will be more commensurate with our recent customer contracts. There can be no assurance that this agreement will be consummated.

     Cornerstone Equity Investors IV, L.P. is an investment fund whose managing general partner is Cornerstone Equity Investors, LLC. Robert Getz and Mark Rossi, two of our directors, are each managing directors of Cornerstone Equity Investors, LLC.

     Bank of Montreal Capital Corporation and Ventures West Investments Limited are both controlled by Ventures West Capital Ltd. Sam Znaimer, one of our former directors, is a senior vice president and a member of the board of directors of Ventures West Capital Ltd.

     GSM Capital Limited Partnership is an investment fund that is managed by Argo Global Capital Inc. H.H. Haight, one of our directors, and Bernice Bradin, one of our former directors, are both executives at Argo Global Capital, Inc.


     ARGC III, LLC is an investment fund in which H.H. Haight, one of our current directors, and Bernice Bradin, one of our former directors, are members. Mr. Haight and Ms. Bradin are also both limited partners of Advent Partners Limited Partnership, an entity that participated in some of our earlier financing rounds. In addition, they are entitled to receive a percentage of the carried interest payable to the managing general partner of each of Advent Israel Limited Partnership, Advent Israel (Bermuda) Limited Partnership, Golden Gate Development & Investment Limited Partnership and Digital Media & Communications Limited Partnership provided these funds show a gain on their investments. Each such fund purchased shares of our preferred stock in earlier rounds of financing.


     Working Ventures Canadian Fund, Inc. is a Canadian venture capital fund at which Nathan Gibb, one of our directors, is an investment manager.

SERIES C FINANCING


     On December 31, 1999, we issued and sold a total of 11,022,831 shares of Series C preferred stock at a purchase price of $2.78 per share. We also issued warrants to purchase a total of 6,277,854 and 29,568 shares of common stock at an exercise price of $3.33 and $2.78 per share, respectively, on or prior to December 31, 2004, including 4,158,783 warrants issued in conjunction with the conversion of the convertible subordinated debentures, issued in June and July 1999, into shares of Series C preferred stock.



     Of the 11,022,831 shares of Series C preferred stock that we issued and sold, a total of 6,507,672 shares of Series C preferred stock and warrants to purchase a total of 5,075,601 shares of common stock were issued and sold to the following executive officers, directors and greater than 5% stockholders of our company and persons affiliated with them for a total purchase price of approximately $18.1 million:



                                                         NUMBER OF    NUMBER OF        TOTAL
                       PURCHASER                          SHARES      WARRANTS     PURCHASE PRICE
                       ---------                         ---------    ---------    --------------
Cornerstone Equity Investors IV, L.P. .................  5,395,683    1,079,136     $15,000,000
GSM Capital Limited Partnership........................    327,906    1,316,652         911,579
Bank of Montreal Capital Corporation...................    302,739      819,003         841,614
Working Ventures Canadian Fund, Inc. ..................    187,266      750,000         520,599
Marco Polo Industries Co., Ltd. .......................    111,612      446,955         310,281
Entities affiliated with Advent International
  Corporation..........................................    131,004      524,622         364,191
Ventures West Investments Limited......................     45,408      122,850         126,234
Sam Znaimer............................................      6,054       16,383          16,830



     Marco Polo Industries Co., Ltd., an investment firm, is owned by Horst Pudwill, one of our former directors.



     Advent International Corporation is an investment firm that beneficially owns more than 5% of our voting capital stock. Advent participated in our financings through its affiliates, Advent Partners Limited Partnership, Advent Israel Limited Partnership, Advent Israel (Bermuda) Limited Partnership, Digital Media & Communications Limited Partnership and Golden Gate Development & Investment Limited Partnership.

1999 BRIDGE FINANCING


     On June 24, 1999 and July 15, 1999, we issued and sold convertible subordinated debentures to purchasers in the total original principal amount of $3,120,000 bearing interest at the rate of 8% per annum. Of this amount, $500,000 was issued and sold by our subsidiary NWT. We also issued warrants to purchase a total of 3,930,006 shares of common stock at an exercise price of $0.67 per share on or prior to June 24, 2004 or July 15, 2004, respectively. NWT also issued warrants to purchase 750,000 shares of NWT's common stock at an exercise price of $0.67 per share. Upon the exercise of these NWT Warrants, the resulting shares of NWT common stock are thereafter exchangeable on a one-for-one basis for shares of our common stock. Immediately upon the closing of our Series C preferred stock financing, the principal amount then outstanding under the convertible subordinated debentures that we and NWT issued, together with accrued but unpaid interest thereon, automatically converted into an aggregate of 1,166,721 shares of Series C preferred stock at a price of $2.78 per share. In September 2000, the warrants that NWT issued in connection with this financing were exchanged on a one-for-one basis for warrants to purchase our common stock.

     Of the $3,120,000 original principal amount of debentures that we and NWT issued and sold, we and NWT issued and sold a total original principal amount of $2,772,522 and warrants to purchase a total of 4,158,783 shares of our common stock and NWT common stock to the following executive officers, directors or greater than 5% stockholders of our company and persons affiliated with them:

                                                                          TOTAL PRINCIPAL
                                                                             AMOUNT OF
                                                                            CONVERTIBLE
                                                              NUMBER OF    SUBORDINATED
                         PURCHASER                            WARRANTS      DEBENTURES
                         ---------                            ---------   ---------------
GSM Capital Limited Partnership.............................  1,316,652      $877,768
Bank of Montreal Capital Corporation........................    798,234       532,156
Working Ventures Canadian Fund, Inc. .......................    750,000       500,000
Marco Polo Industries Co., Ltd. ............................    446,955       297,970
Digital Media & Communications Limited Partnership..........    285,393       190,262
Robert Corey................................................    150,000       100,000
Ventures West Investments Limited...........................    119,736        79,824
Golden Gate Development & Investment Limited Partnership....    118,722        79,148
Advent Israel Limited Partnership...........................     81,474        54,316
Advent Partners Limited Partnership.........................     39,033        26,022
Roger Hartman...............................................     30,000        20,000
Sam Znaimer.................................................     15,966        10,644
ARGC, LLC...................................................      6,618         4,412

     Robert Corey is a former director and chief executive officer and Roger Hartman is a former chief financial officer of ours.


     ARGC, LLC is an investment fund in which H.H. Haight, one of our directors, and Bernice Bradin, one of our former directors, are members.


SERIES B FINANCING

     On December 23, 1997, April 24, 1998 and September 1, 1998, we issued and sold a total of 6,252,843 shares of our Series B preferred stock at a purchase price of $1.42 per share. We also issued warrants to purchase a total of 2,344,815 shares of common stock at an exercise price of $1.42 per share on or prior to December 31, 2002 or December 31, 2004, depending on their date of issuance. In addition, on December 23, 1997 and on April 24, 1998, our subsidiary NWT issued an aggregate of 640,842 shares of its Series B preferred stock at a purchase price of $1.42 per share and warrants to purchase a total of 240,315 shares of NWT's common stock at an exercise price of $1.42 per share on or prior to December 31, 2002 or December 31, 2003, depending on their date of issuance. In September 2000, these

NWT shares and the accompanying NWT common stock purchase warrants were exchanged on a one-for-one basis for shares of our Series B preferred stock, and warrants to purchase our common stock.


     Of the 6,893,685 shares of Series B preferred stock that each of Novatel Wireless and NWT issued and sold, a total of 4,977,126 shares of Series B preferred stock and warrants to purchase a total of 1,827,048 shares of common stock were issued and sold to the following executive officers, directors and greater than 5% stockholders of Novatel Wireless and persons affiliated with them for a total purchase price of approximately $7.1 million.



                                                         NUMBER OF    NUMBER OF        TOTAL
                       PURCHASER                          SHARES      WARRANTS     PURCHASE PRICE
                       ---------                         ---------    ---------    --------------
GSM Capital Limited Partnership........................  3,082,569    1,155,963      $4,377,248
Working Ventures Canadian Fund, Inc. ..................    640,842      240,315         909,996
Bank of Montreal Capital Corporation...................    530,379      198,891         753,138
Steven Sherman.........................................    352,113      132,042         500,000
Marco Polo Industries Co., Limited.....................    176,055       66,021         249,998
Sherman Capital Group, LLC.............................    105,000           --         149,100
Ventures West Investments Limited......................     79,557       29,835         112,971
Sam Znaimer............................................     10,611        3,981          15,068


     Sherman Capital Group, LLC is an investment firm at which Steven Sherman, one of our directors, is the managing member.

SERIES A FINANCING

     Between August 26, 1996, and December 11, 1997, we issued and sold a total of 6,791,571 shares of our Series A preferred stock at a purchase price of $0.71 per share. In addition, during that period our subsidiary NWT issued a total of 3,755,394 shares of its Series A preferred stock at a purchase price of $0.71 per share. In September 2000, these NWT shares were exchanged on a one-for-one basis for shares of our Series A preferred stock, which will automatically convert into shares of our common stock immediately prior to the completion of this offering.


     Of the 10,546,965 shares of Series A preferred stock that we and NWT issued and sold a total of 10,314,048 shares were issued and sold to the following executive officers, directors and greater than 5% stockholders of our company and persons affiliated with them for a total purchase price of approximately $7.3 million.



                                                              NUMBER OF        TOTAL
                         PURCHASER                             SHARES      PURCHASE PRICE
                         ---------                            ---------    --------------
Working Ventures Canadian Fund, Inc. .......................  3,755,394      $2,666,330
Bank of Montreal Capital Corporation........................  1,877,841       1,333,267
Digital Media & Communications Limited Partnership..........  1,689,795       1,199,754
GSM Capital Limited Partnership.............................    865,602         614,577
Golden Gate Development & Investment Limited................    703,125         499,219
Advent Israel Limited Partnership...........................    482,400         342,504
Steven Sherman..............................................    324,030         230,061
Ventures West Investments Limited...........................    281,685         199,996
Advent Partners Limited Partnership.........................    231,120         164,095
Advent Israel (Bermuda) Limited Partnership.................     59,040          41,918
Sam Znaimer.................................................     37,536          26,651
ARGC, LLC...................................................      6,480           4,601



     We believe that each transaction set forth above was made on terms no less favorable to us than we could have obtained from unaffiliated third parties. All future transactions, including loans, if any, between us and our officers, directors and principal stockholders and their affiliates and any transaction between us and any entity with which our officers, directors or greater than 5% stockholders are affiliated will be approved by a majority of the members of the board of directors, including a majority of the independent and disinterested outside members of our board of directors and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

RELATIONSHIPS WITH OFFICERS AND DIRECTORS

     In June 1998 we entered into a consulting services agreement with one of our directors, Steven Sherman. Pursuant to the agreement, Mr. Sherman agreed to serve us as a special consultant for strategic business development in return for monthly compensation in the amount of $7,000. In October 1999, this agreement was terminated.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of November 10, 2000, and as adjusted for this offering, by:


     - each person or entity whom we know beneficially to own more than 5% of our outstanding stock;

     - each of our directors and named executive officers; and

     - all directors and executive officers as a group.


     Each stockholder's percentage ownership in the following table prior to the offering is based on 45,113,581 shares of common stock outstanding as of November 10, 2000, assuming conversion of all outstanding shares of preferred stock. For purposes of calculating each stockholder's percentage ownership, all options and warrants exercisable within 60 days of November 10, 2000 held by the particular stockholder and that are included in the first column are treated as outstanding shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.


     Except as otherwise noted, the principal address of each person listed in the table below is c/o Novatel Wireless, Inc., 9360 Towne Centre Drive, Suite 110, San Diego, CA 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.


                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                                            ----------------------------
                                                        NUMBER OF SHARES      PRIOR TO         AFTER
                                                          BENEFICIALLY          THE             THE
         NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED            OFFERING        OFFERING
         ------------------------------------           ----------------    ------------    ------------
Cornerstone Equity Investors LLC(1)...................      7,518,297          16.21%          14.09%
  717 Fifth Avenue, Suite 1100
  New York, NY 10022.
Robert Getz(1)........................................      7,518,297          16.21           14.09
Mark Rossi(1).........................................      7,518,297          16.21           14.09
Entities affiliated with GSM Capital Limited
  Partnership(2)......................................      7,391,250          15.50           13.51
  Lynnfield Woods Office Park
  210 Broadway, Suite 101
  Lynnfield, MA 01949
H.H. Haight(2)........................................      7,391,250          15.50           13.51
Working Ventures Canadian Fund, Inc.(3)...............      5,782,512          12.53           10.88
  250 Bloor Street, East Suite 1600
  Toronto, Ontario
  CANADA M4W 1E6
Nathan Gibb(3)........................................             --             --              --
Steven Sherman(4).....................................      4,991,367          11.02            9.54
Entities affiliated with Ventures West Capital
  Limited(5)..........................................      4,716,816          10.17            8.84
  1285 West Pender Street, Suite 280
  Vancouver, British Columbia
  CANADA V6E 4B1
Aether Capital, LLC(6)................................      4,229,616           9.23            8.01
  11460 Cronridge Drive
  Owings Mills, MD

                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                                            ----------------------------
                                                        NUMBER OF SHARES      PRIOR TO         AFTER
                                                          BENEFICIALLY          THE             THE
         NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED            OFFERING        OFFERING
         ------------------------------------           ----------------    ------------    ------------
David Oros(6).........................................      4,229,616           9.23            8.01
Entities affiliated with Advent International
  Corporation(7)......................................      3,821,106           8.37            7.26
  75 State Street, 29th Floor
  Boston, MA 02109
Marco Polo Industries Co., Ltd.(8)....................      3,492,273           7.66            6.64
  1806, 18F, Central Plaza
  18 Harbour Road
  Wanchai, Hong Kong
  Hong Kong
Ambrose Tam(9)........................................      1,729,350           3.83            3.31
John Major(10)........................................      1,062,789           2.36            2.04
Melvin Flowers........................................             --             --              --
Bruce Gray(11)........................................         97,500              *               *
Peter Leparulo(12)....................................          5,214              *               *
Steven Schlief........................................             --             --              --
                                                           ----------          -----           -----
All directors and executive officers as a group (12
  persons)............................................     32,807,895          64.28%          56.53%
                                                           ----------          -----           -----


---------------
  *  Less than one percent of the outstanding shares of our common stock.

 (1) Represents 6,265,248 shares of common stock and warrants to purchase 1,253,049 shares of common stock. Mark Rossi and Robert Getz hold voting and investment control over these securities and each disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interest.

 (2) Represents 4,807,200 shares of common stock and warrants to purchase 2,584,050 shares of common stock. H.H. Haight and Bernice Bradin hold voting and investment control over these securities and each disclaims beneficial ownership of these securities except to the extent of his or her respective pecuniary interest.

 (3) Represents 4,757,415 shares of common stock and warrants to purchase 1,025,097 shares of common stock. Working Ventures Canadian Fund Inc. is a widely held Canadian mutual fund whose board of directors holds voting and investment control over these securities. Mr. Gibb disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.


 (4) Represents 4,791,825 shares of common stock, warrants to purchase 132,042 shares of common stock and options to purchase 67,500 shares of common stock which are vested and immediately exercisable.


 (5) Represents 3,456,954 shares of common stock and warrants to purchase 1,259,862 share of common stock. The board of directors of Ventures West Capital Limited, which is composed of Ted Anderson, Barry Gekiere, Nancy Harrison, Robin Louis, Howard Riback and Sam Znaimer, holds voting and investment control with respect to 3,326,811 shares of common stock and warrants to purchase 1,212,417 shares of common stock. Sam Znaimer holds voting and investment control over 57,840 shares of common stock and warrants to purchase 21,090 shares of common stock. Robin Louis holds voting and investment control over 72,303 shares of common stock and warrants to purchase 26,355 shares of common stock. Both Messrs. Znaimer and Louis disclaim beneficial ownership of the shares that Ventures West Capital Limited controls except to the extent of his pecuniary interest.

 (6) Represents 3,478,260 shares of common stock and warrants to purchase 695,652 shares of common stock, held of record by Aether Capital LLC. Mr. Oros is Chairman, Chief Executive Officer and President of Aether Systems, Inc., the sole member of Aether Capital, LLC. The board of directors of Aether Systems, Inc. holds voting and investment control over these securities. Mr. Oros disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. Also represents 36,666 shares of common stock and warrants to purchase 19,038 shares of common stock held of record by Mr. Oros.

 (7) Represents 3,296,484 shares of common stock and warrants to purchase 524,622 shares of common stock. In its capacity as manager of a number of investment funds that are the holders of record of our securities, Advent International Corporation exercises voting and investment control with respect to all our securities of which these funds are the holders of record. Advent International Corporation exercises its voting and investment control through a group of four persons: Douglas R. Brown, President and Chief Executive Officer, Andrew I. Fillat, Senior Vice President responsible for venture investments in North America, Greg C. Smitherman, Vice President responsible for the investment in the Company, and Janet L. Hennessy, Vice President responsible for monitoring public securities, none of whom may act independently and a majority of whom must act in concert to exercise voting or investment control over these securities.

 (8) Represents 2,979,297 shares of common stock and warrants to purchase 512,976 shares of common stock. Horst Pudwill owns a limited partnership interest in Marco Polo Industries Co., Ltd., holds voting and investment control over these securities and disclaims beneficial ownership of them except to the extent of his pecuniary interest.

 (9) Represents 1,661,850 shares of common stock and options to purchase 67,500 shares of our common stock which are vested and immediately exercisable.

(10) Represents 607,308 shares of common stock issuable upon exercise of immediately exercisable options and 455,481 shares of common stock issuable upon the exercise of options which may become exercisable before December 31, 2000.

(11) Represents options to purchase 97,500 shares of common stock which are vested and immediately exercisable.

(12) Represents 4,347 shares of common stock and warrants to purchase 867 shares of common stock, but excludes options to purchase 600,000 shares of common stock which are unvested.

                           DESCRIPTION OF SECURITIES


     Upon the completion of this offering, we will be authorized to issue up to 350,000,000 shares of common stock, $0.001 par value per share, and up to 15,000,000 shares of undesignated preferred stock, $0.001 par value per share. All shares of preferred stock currently outstanding will be converted into shares of common stock upon the completion of this offering. As of November 10, 2000, assuming conversion of all outstanding shares of preferred stock into common stock, there were outstanding 45,113,581 shares of our common stock warrants to purchase 10,542,090 shares of common stock, and options to purchase 10,228,094 shares of common stock.


     The following description of our securities does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and by our amended and restated bylaws, each of which is included as an exhibit to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK


     As of November 10, 2000, we had 76 holders of record of our common stock, assuming the conversion of all outstanding shares of our preferred stock. There will be 52,113,581 shares of common stock outstanding after giving effect to this offering, based on the number of shares outstanding as of November 10, 2000, assuming no exercise of the underwriter's overallotment option or exercise of outstanding warrants or options under our stock option plans after November 10, 2000.


     The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors from funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to the prior distribution rights of any outstanding preferred stock. Our common stock carries no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to it. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors has the authority, without the need for further action by our stockholders, to issue any or all our authorized but unissued shares of preferred stock in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of our common stock.

     The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors or of delaying, deferring or preventing a third party from acquiring a majority of our outstanding voting stock. The issuance of preferred stock with voting or conversion rights may also adversely affect the voting power of the holders of our common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of shares of our common stock and delaying or preventing a change of control. As of the closing of the offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of, or designate any series of, our preferred stock.

WARRANTS


     As of November 10, 2000, there were warrants outstanding to purchase a total of 10,542,090 shares of our common stock. The warrants to purchase shares of preferred stock that survive the closing of this offering will automatically convert into warrants to purchase shares of our common stock on the closing of this offering on a one-for-one basis. Generally, each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend, stock split, reorganization, reclassification, consolidation and certain dilutive issuances of securities at prices below the then existing applicable warrant exercise price. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered and qualified under federal and state securities laws, as discussed more fully below. Some of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.


REGISTRATION RIGHTS

     Upon completion of this offering, under an amended and restated registration rights agreement dated June 15, 1999, the holders of approximately 17,440,650 shares of our common stock and warrants to purchase approximately 2,505,904 shares of our common stock will be entitled to certain rights with respect to the registration of shares under the Securities Act. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. At any time following 180 days after this offering and prior to five years after this offering, the holders of a majority of these securities may require us to file registration statements under the Securities Act with respect to their shares of common stock, and we are required to use our best efforts to effect the registrations, subject to conditions and limitations. Additionally, if any holder of these securities requests that we file a registration statement on Form S-3 when such form becomes available to us, we are required to effect such registration as long as the holders propose to sell such securities at an aggregate price to the public of not less than $500,000. Subject to the limitations contained in the agreement, we will be responsible for paying all registration expenses and the holders selling their shares will be responsible for paying all selling expenses.


     In addition, upon completion of this offering, under an amended and restated investors' rights agreement dated June 30, 2000, the holders of approximately 17,356,216 shares of common stock and warrants to purchase up to approximately 8,036,184 shares of common stock will be entitled to certain rights with respect to the registration of shares under the Securities Act. If we propose to register any of our securities under the Securities Act, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. At any time following the first anniversary of this offering, the holders of at least 30% of these securities may require that we file up to two registration statements under the Securities Act with respect to their shares of common stock, and we are required to use our best efforts to effect those registrations, subject to conditions and limitations. Additionally, if any holder of these securities requests that we to file a registration statement on Form S-3 when such form becomes available to us, we are required to effect such registration as long as the holders propose to sell such securities at an aggregate price to the public of not less than $1,000,000.


     The registration rights granted in this amended and restated investors' rights agreement will expire on the third anniversary of this offering, or earlier with respect to a particular stockholder if that holder can resell all its securities in a three month period under Rule 144 of the Securities Act. Subject to the limitations contained in the amended and restated investors' rights agreement, we will be responsible for paying all registration expenses and the holders selling their shares will be responsible for paying all selling expenses.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us through a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Our amended and restated certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance without the need for stockholder approval. Our amended and restated certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, our bylaws provide that special meetings of stockholders can be called only by our board of directors, the chairman of our board or our chief executive officer, but do not permit our stockholders to call a special meeting of stockholders. Our amended and restated certificate of incorporation also provides that our board of directors is divided into three classes, with each director assigned to a class with a term of three years. Our bylaws establish an advance notice procedure with regard to stockholder proposals and the nomination of candidates for election of directors other than by or at the direction of our board of directors.

     We are subject to Section 203 of the Delaware General Corporation Law, which includes anti-takeover provisions. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock. These provisions may have an anti-takeover effect, including discouraging attempts that might result in the payment of a premium over the market price for the shares of common stock held by stockholders, or delaying, deferring or preventing a change in control without further action by the stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for shares of our common stock is U.S. Stock Transfer Corporation. The transfer agent's address and telephone number is 1745 Gardena Avenue, Glendale, California 91204, (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no market for our common stock. Future sales of substantial amounts of common stock, including shares issuable upon the exercise of outstanding options and warrants, in the public market could adversely affect prevailing market prices. Sales of substantially all amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon completion of the offering, we will have outstanding 52,113,581 shares of common stock, and 53,163,581 if the underwriters exercise their overallotment option in full, which excludes:



     - 10,228,094 shares of common stock that could be issued upon the exercise of options outstanding as of November 10, 2000;



     - 10,542,090 shares of common stock that could be issued upon the exercise of warrants outstanding as of November 10, 2000;



     - 5,781,883 shares of common stock that could be issued in the future under our stock option plans as of November 10, 2000;


     - 1,500,000 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan.


     Of the outstanding shares, all the shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, except that shares purchased by our affiliates, as Rule 144 promulgated under the Securities Act defines that term, may be sold only in compliance with the limitations described below. The remaining 45,113,581 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which we summarize below. Subject to the lock-up agreements described below in "Underwriting" and the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:



NUMBER OF SHARES                               DATE
----------------                               ----
    7,018,750      After the date of this prospectus, freely tradable shares
                   sold in this offering and shares eligible for resale under
                   Rule 144(k) that are not subject to the 180-day lock-up.
   37,581,171      After 180 days from the date of this prospectus, the 180-day lock-up is released and these share are saleable under Rule
                   144 (subject, in some cases, to volume limitations).
    3,187,554      After 180 days from the date of this prospectus, the 180-day lock-up is released and these share are saleable under Rule
                   701.
    7,505,332      After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144.


     Credit Suisse First Boston Corporation may, in its sole discretion and at any time without notice, release some or all of the securities subject to the lock-up agreements prior to the expiration of the 180-day lock-up period, although we are not aware of any current intention for them to do so.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of our common stock then outstanding, or the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to the proposed sale. Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a proposed disposition of the subject securities and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, because substantially all shares that we have issued are subject to lock-up agreements, they will become eligible for re-sale only when the 180-day lock-up agreements expire. As a result, they may be sold 90 days after the offering only if the holder obtains our prior written consent.

RULE 701

     Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell those shares in reliance on Rule 701. Rule 701 permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Under this rule, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, because substantially all shares that we have issued under Rule 701 are subject to lock-up agreements, they will become eligible for sale only when the 180-day lock-up agreements expire. As a result, they may be sold 90 days after the offering only if the holder obtains our prior written consent.

REGISTRATION RIGHTS


     Following this offering, under specified circumstances and subject to customary conditions, holders of approximately 45,338,954 shares of our common stock, including approximately 10,542,090 shares that may be acquired upon the exercise of warrants to purchase our common stock, will have registration rights with respect to their shares of common stock. These registration rights require us to register their shares of common stock under the Securities Act, and permit these holders to participate in any future registrations of our securities. If the holders of these registrable securities request that we register their shares, and if the registration is declared effective, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Securities -- Registration Rights."

                    IMPORTANT UNITED STATES TAX CONSEQUENCES
                    TO NON-U.S. HOLDERS OF OUR COMMON STOCK

     This section is a general discussion of important United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a "non-U.S. holder" if you are, for United States federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign partnership; or

     - an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from our common stock.

     We do not, however, discuss all aspects of United States federal taxation that may be important to a particular non-U.S. holder in light of specific facts and circumstances relevant to that non-U.S. holder. For example, this section does not describe special tax rules that could apply to a non-U.S. holder who was previously a U.S. resident or citizen. This section also does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     YOU ARE URGED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Except as described below, if you are a non-U.S. holder of our common stock, dividends paid, if any, to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Under currently effective United States Treasury regulations, for purposes of determining if dividends are subject to the 30% withholding tax, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the person making the payment has knowledge to the contrary. Under current interpretations of United States Treasury regulations, this presumption also applies for purposes of determining whether a lower withholding rate applies under an income tax treaty.

     Under United States Treasury regulations that will generally apply to dividends paid after December 31, 2000, you must satisfy certification requirements in order to claim the benefit of a lower treaty rate. In addition, if you are a partner in a foreign partnership, you, as well as the foreign partnership, must satisfy the certification requirements and the partnership must provide certain information. A look-through rule will apply in the case of tiered partnerships.

     If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that tax by filing a refund claim with the United States Internal Revenue Service, or the IRS.

     If the dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, then the dividends generally are not subject to withholding tax. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

     If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

GAIN ON DISPOSITION OF COMMON STOCK

     If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

     - the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

     - you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days of the taxable year of the sale or other disposition and certain other conditions exist; or

     - we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition more than 5% of our common stock and you are not eligible for any treaty exemption.

     If you are an individual non-U.S. holder described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, if you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a non-U.S. holder that is a foreign corporation and you are described in the first bullet point above, "effectively connected" gains that you recognize may also, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

     Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAXES

     Common stock held by an individual who is a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to each holder and the tax withheld with respect to the dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty.

     Under currently applicable law, if you are a non-U.S. holder, dividends paid to you at an address outside the United States generally will not be subject to backup withholding tax. Beginning with payments made after December 31, 2000, a non-U.S. holder will be entitled to such exemption only if the non-U.S. holder provides a Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

     The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at a rate of 31%. If you sell your common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

     - is a United States person;

     - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     - is a "controlled foreign corporation" as to the United States; or

     - with respect to payments made after December 31, 2000 is a foreign partnership, if at any time during its tax year:

      - one or more of its partners are U.S. persons, as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

      - at any time during its tax year, the foreign partnership is engaged in a United States trade or business unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

     If you receive payments of the proceeds of a sale of common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you certify, under penalty of perjury, that you are a non-U.S. person or you otherwise establish an exemption.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc. and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
U.S. Bancorp Piper Jaffray Inc..............................
Banc of America Securities LLC..............................
                                                              ---------
  Total.....................................................  7,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,050,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us..................     $                $                $                $
Expenses payable by us....................     $                $                $                $

     The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers and directors and the holders of all but 18,750 shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any of these types of transactions, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to           shares of the common stock for employees, directors and
other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Subject to notice of issuance, our common stock has been approved for listing on the Nasdaq Stock Market's National Market under the symbol "NVTL".

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include the following:

     - the information included in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our business development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

     U.S. Bancorp Piper Jaffray Inc. and its affiliates have provided financial services to us in the past for which they received customary compensation.


     Prior to this offering, U.S. Bancorp Piper Jaffray Inc. participated in our private placement as placement agent in which it received warrants to purchase our common stock as compensation and its affiliates purchased our Series C preferred stock and warrants to purchase our common stock. In addition, U.S. Bancorp Piper Jaffray's affiliates purchased Series D preferred stock and warrants to purchase our common stock. U.S. Bancorp Piper Jaffray and its affiliates currently hold 6,453 shares of common stock, 55,755 shares of our Series C preferred stock, 28,689 shares of our Series D preferred stock and warrants to purchase 187,842 shares of our common stock. U.S. Bancorp Piper Jaffray and its affiliates are in compliance with section 2710 of the National Association of Securities Dealers Rules of Conduct regarding underwriter compensation.


     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is purchasing as a principal and not as an agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All the issuer's directors and officers as well as the experts we name herein may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences in their particular circumstances of an investment in our common stock and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Los Angeles, California. Orrick, Herrington & Sutcliffe LLP owns a total of 17,391 shares of our preferred stock and warrants to purchase 3,477 shares of our common stock. Individuals who are partners of Orrick, Herrington & Sutcliffe LLP own 7,044 shares of our preferred stock and warrants to purchase 1,386 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999 included in the prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and its exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified in all respects by the filed exhibit. You may read or obtain a copy of the registration statement with exhibits at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     As a result of the offering, the information and reporting requirements of the Securities Exchange Act of 1934, as amended, will apply to us. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                               ------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Novatel Wireless, Inc.:

     We have audited the accompanying consolidated balance sheets of Novatel Wireless, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novatel Wireless, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II -- Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

San Diego, California
September 13, 2000

                             NOVATEL WIRELESS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  PRO FORMA
                                                       DECEMBER 31,                             STOCKHOLDERS'
                                                ---------------------------   SEPTEMBER 30,         EQUITY
                                                    1998           1999           2000        SEPTEMBER 30, 2000
                                                ------------   ------------   -------------   ------------------
                                                                               (UNAUDITED)       (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents...................  $  3,497,000   $ 25,455,000   $ 13,893,000
  Short-term investments......................       296,000             --             --
  Accounts receivable, net of reserve of
    $44,000
    (1998), $181,000 (1999), and $293,000
      (2000)..................................       607,000      1,345,000     12,091,000
  Inventories.................................       656,000      4,706,000      8,927,000
  Due from contract manufacturers.............            --      4,732,000      2,627,000
  Prepaid expenses and other..................       224,000        480,000      3,301,000
                                                ------------   ------------   ------------
    Total current assets......................     5,280,000     36,718,000     40,839,000
                                                ------------   ------------   ------------
  Property and equipment, net.................       904,000      1,346,000      5,264,000
  Intangible asset............................            --             --      1,735,000
  Other assets................................            --         54,000        223,000
                                                ------------   ------------   ------------
                                                $  6,184,000   $ 38,118,000   $ 48,061,000
                                                ============   ============   ============

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable............................  $  1,169,000   $ 11,560,000   $ 14,884,000
  Accrued expenses............................       728,000      1,174,000      3,003,000
  Deferred revenues...........................            --      8,134,000      2,878,000
  Current portion of capital lease
    obligations...............................            --         81,000         71,000
                                                ------------   ------------   ------------
    Total current liabilities.................     1,897,000     20,949,000     20,836,000
                                                ------------   ------------   ------------
Capital lease obligations, net of current
  portion.....................................            --        106,000        289,000
Convertible and redeemable minority
  interest....................................     4,100,000      4,386,000             --
Convertible and redeemable preferred stock,
  13,044,414 (1998), 24,067,245 (1999),
  28,463,481 (2000), and 0 (Pro Forma) shares
  issued and outstanding, at liquidation
  value, net of unamortized offering costs of
  $127,000 (1998), $2,875,000 (1999) and
  $2,438,000 (2000)...........................    14,812,000     43,805,000     51,492,000
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, par value $.001, 7,800,000
    shares authorized, 0 (1998 and 1999) and
    5,892,150 (2000) and 0 (Pro Forma) issued
    and outstanding...........................            --             --          6,000                 --
  Common stock, par value $.001, 79,500,000
    shares authorized, 9,711,630 (1998),
    9,752,880 (1999), 10,314,840 (2000) and
    44,670,471 (Pro Forma) shares issued and
    outstanding...............................        10,000         10,000         10,000       $     45,000
  Additional paid-in capital..................       775,000      4,784,000     68,136,000        119,599,000
  Deferred stock compensation.................      (161,000)      (800,000)   (24,013,000)       (24,013,000)
  Accumulated deficit.........................   (15,249,000)   (35,122,000)   (68,695,000)       (68,695,000)
                                                ------------   ------------   ------------       ------------
    Total stockholders' equity (deficit)......   (14,625,000)   (31,128,000)   (24,556,000)      $ 26,936,000
                                                ------------   ------------   ------------       ------------
                                                $  6,184,000   $ 38,118,000   $ 48,061,000
                                                ============   ============   ============

See accompanying notes to consolidated financial statements.

                             NOVATEL WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                     YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                             ----------------------------------------   --------------------------------
                                1997          1998           1999            1999              2000
                             -----------   -----------   ------------   --------------    --------------
                                                                         (UNAUDITED)       (UNAUDITED)
Revenue....................  $ 3,354,000   $ 5,378,000   $  9,556,000    $  5,514,000      $ 33,408,000
Cost of revenue............    1,856,000     3,433,000     11,955,000       5,751,000        34,970,000
                             -----------   -----------   ------------    ------------      ------------
     Gross margin..........    1,498,000     1,945,000     (2,399,000)       (237,000)       (1,562,000)
                             -----------   -----------   ------------    ------------      ------------
Operating costs and
  expenses:
  Research and
     development...........    1,995,000     2,333,000      3,717,000       1,926,000         8,902,000
  Sales and marketing......    2,058,000     2,685,000      4,480,000       2,630,000        10,468,000
  General and
     administrative........    1,944,000     2,496,000      4,443,000       3,335,000         3,345,000
  Amortization of deferred
     stock
     compensation(*).......           --       115,000        220,000         166,000         6,523,000
                             -----------   -----------   ------------    ------------      ------------
                               5,997,000     7,629,000     12,860,000       8,057,000        29,238,000
                             -----------   -----------   ------------    ------------      ------------
     Operating loss........   (4,499,000)   (5,684,000)   (15,259,000)     (8,294,000)      (30,800,000)
Other income (expense):
  Interest income..........       23,000       178,000         47,000          33,000           554,000
  Interest expense.........           --            --     (3,267,000)     (1,268,000)          (30,000)
  Other, net...............           --            --         10,000          (1,000)            6,000
                             -----------   -----------   ------------    ------------      ------------
     Net loss..............  $(4,476,000)  $(5,506,000)  $(18,469,000)   $ (9,530,000)     $(30,270,000)
                             ===========   ===========   ============    ============      ============
Per share date (Note 14):
  Net loss applicable to
     common stockholders...  $(4,979,000)  $(6,657,000)  $(19,873,000)   $(10,580,000)     $(33,573,000)
  Weighted average shares
     used in computation of
     basic and diluted net
     loss per common
     share.................    9,711,630     9,711,630      9,728,421       9,723,737        10,138,695
                             -----------   -----------   ------------    ------------      ------------
  Basic and diluted net
     loss per common
     share.................  $     (0.51)  $     (0.69)  $      (2.04)   $      (1.09)     $      (3.31)
                             ===========   ===========   ============    ============      ============
  Shares used in
     computation of pro
     forma basic and
     diluted net loss per
     share.................                                27,199,269      27,164,387        44,494,326
                                                         ------------    ------------      ------------
  Pro forma basic and
     diluted net loss per
     share.................                              $      (0.73)   $      (0.39)     $      (0.75)
                                                         ============    ============      ============
(*) Amortization of
    deferred stock
    compensation:
      Cost of revenue......  $        --   $        --   $         --    $         --      $     46,000
      Research and
      development..........           --            --             --              --           121,000
      Sales and
      Marketing............           --            --             --              --           118,000
      General and
      Administrative.......           --       115,000        220,000         166,000         6,238,000
                             -----------   -----------   ------------    ------------      ------------
                             $        --   $   115,000   $    220,000    $    166,000      $  6,523,000
                             ===========   ===========   ============    ============      ============

See accompanying notes to consolidated financial statements.

                             NOVATEL WIRELESS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            PREFERRED STOCK         COMMON STOCK       ADDITIONAL
                                           ------------------   --------------------     PAID-IN     ACCUMULATED      DEFERRED
                                            SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT      COMPENSATION
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Balance, January 1, 1997.................         --      --     9,711,630   $10,000   $   499,000   $ (3,613,000)  $         --
 Accretion of dividends on minority
   interest in NWT.......................         --      --            --        --            --       (189,000)            --
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................         --      --            --        --            --       (308,000)            --
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................         --      --            --        --            --         (6,000)            --
 Net loss................................         --      --            --        --            --     (4,476,000)            --
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Balance, December 31, 1997...............         --      --     9,711,630    10,000       499,000     (8,592,000)            --
 Deferred compensation for stock options
   issued................................         --      --            --        --       276,000             --       (276,000)
 Amortization of deferred compensation...         --      --            --        --            --             --        115,000
 Accretion of dividends on minority
   interest in NWT.......................         --      --            --        --            --       (273,000)            --
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................         --      --            --        --            --       (859,000)            --
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................         --      --            --        --            --        (19,000)            --
 Net loss................................         --      --            --        --            --     (5,506,000)            --
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Balance, December 31, 1998...............         --      --     9,711,630    10,000       775,000    (15,249,000)      (161,000)
 Additional paid-in capital from stock
   options exercised.....................         --      --        41,250        --        30,000
 Deferred compensation for stock options
   issued................................         --      --                      --       859,000             --       (859,000)
 Amortization of deferred compensation...         --      --            --        --            --             --        220,000
 Accretion of dividends on minority
   interest in NWT.......................         --      --            --        --            --       (286,000)            --
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................         --      --            --        --            --     (1,096,000)            --
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................         --      --            --        --            --        (22,000)            --
 Imputed value of warrants issued with
   convertible subordinated debentures...         --      --            --        --     3,120,000             --             --
 Net loss................................         --      --                                          (18,469,000)
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Balance, December 31, 1999...............         --      --     9,752,880    10,000     4,784,000    (35,122,000)      (800,000)
 Issuance of convertible preferred
   stock.................................  5,892,150   6,000            --        --    33,333,000             --             --
 Additional paid-in capital from stock
   options and warrants exercised
   (unaudited)...........................         --      --       561,960        --       283,000             --             --
 Deferred compensation for stock options
   issued (unaudited)....................         --      --            --        --    29,736,000             --    (29,736,000)
 Amortization of deferred compensation
   (unaudited)...........................         --      --            --        --            --             --      6,523,000
 Accretion of dividends on minority
   interest in NWT (unaudited)...........         --      --            --        --            --       (197,000)            --
 Accretion of dividends on convertible
   and redeemable preferred stock of NWI
   (unaudited)...........................         --      --            --        --            --     (2,669,000)            --
 Amortization of offering costs for
   convertible and redeemable preferred
   stock (unaudited).....................         --      --            --        --            --       (437,000)            --
 Net loss (unaudited)....................         --      --            --        --            --    (30,270,000)            --
                                           ---------   ------   ----------   -------   -----------   ------------   ------------
Balance, September 30, 2000
 (unaudited).............................  5,892,150   $6,000   10,314,840   $10,000   $68,136,000   $(68,695,000)  $(24,013,000)
                                           =========   ======   ==========   =======   ===========   ============   ============

                                                TOTAL
                                            STOCKHOLDERS'
                                           EQUITY (DEFICIT)
                                           ----------------
Balance, January 1, 1997.................    $ (3,104,000)
 Accretion of dividends on minority
   interest in NWT.......................        (189,000)
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................        (308,000)
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................          (6,000)
 Net loss................................      (4,476,000)
                                             ------------
Balance, December 31, 1997...............      (8,083,000)
 Deferred compensation for stock options
   issued................................              --
 Amortization of deferred compensation...         115,000
 Accretion of dividends on minority
   interest in NWT.......................        (273,000)
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................        (859,000)
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................         (19,000)
 Net loss................................      (5,506,000)
                                             ------------
Balance, December 31, 1998...............     (14,625,000)
 Additional paid-in capital from stock
   options exercised.....................          30,000
 Deferred compensation for stock options
   issued................................              --
 Amortization of deferred compensation...         220,000
 Accretion of dividends on minority
   interest in NWT.......................        (286,000)
 Accretion of dividends on convertible
   and redeemable preferred stock of
   NWI...................................      (1,096,000)
 Amortization of offering costs for
   convertible and redeemable preferred
   stock.................................         (22,000)
 Imputed value of warrants issued with
   convertible subordinated debentures...       3,120,000
 Net loss................................     (18,469,000)
                                             ------------
Balance, December 31, 1999...............     (31,128,000)
 Issuance of convertible preferred
   stock.................................      33,339,000
 Additional paid-in capital from stock
   options and warrants exercised
   (unaudited)...........................         283,000
 Deferred compensation for stock options
   issued (unaudited)....................              --
 Amortization of deferred compensation
   (unaudited)...........................       6,523,000
 Accretion of dividends on minority
   interest in NWT (unaudited)...........        (197,000)
 Accretion of dividends on convertible
   and redeemable preferred stock of NWI
   (unaudited)...........................      (2,669,000)
 Amortization of offering costs for
   convertible and redeemable preferred
   stock (unaudited).....................        (437,000)
 Net loss (unaudited)....................     (30,270,000)
                                             ------------
Balance, September 30, 2000
 (unaudited).............................    $(24,556,000)
                                             ============

See accompanying notes to consolidated financial statements.

                             NOVATEL WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                      ----------------------------------------   --------------------------
                                                         1997          1998           1999          1999           2000
                                                      -----------   -----------   ------------   -----------   ------------
                                                                                                 (UNAUDITED)   (UNAUDITED)
Operating activities:
  Net loss..........................................  $(4,476,000)  $(5,506,000)  $(18,469,000)  $(9,530,000)  $(30,270,000)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization...................      462,000       442,000        672,000       503,000      1,046,000
    Provision for bad debt..........................           --            --        137,000            --        116,000
    Compensation for stock options issued below fair
      value.........................................           --       115,000        220,000       166,000      6,523,000
    Compensation for warrants issued in connection
      with convertible subordinated debentures......           --            --      3,120,000            --             --
    Changes in assets and liabilities:
      Accounts receivable...........................      (56,000)     (214,000)      (875,000)   (1,778,000)   (10,861,000)
      Due from contract manufacturers...............           --            --     (4,732,000)           --      2,105,000
      Inventories...................................       22,000      (226,000)    (4,050,000)   (5,749,000)    (4,222,000)
      Prepaid expenses and other....................      (86,000)     (127,000)      (256,000)     (187,000)    (2,821,000)
      Other assets..................................           --            --        (54,000)           --       (169,000)
      Accounts payable..............................      544,000       332,000     10,391,000     7,388,000      3,323,000
      Accrued expenses..............................       78,000       156,000        576,000        65,000      1,700,000
      Deferred revenues.............................           --            --      8,134,000     3,358,000     (5,127,000)
                                                      -----------   -----------   ------------   -----------   ------------
        Net cash used in operating activities.......   (3,512,000)   (5,028,000)    (5,186,000)   (5,764,000)   (38,657,000)
                                                      -----------   -----------   ------------   -----------   ------------
Investing activities:
  Purchases of property and equipment...............     (521,000)     (313,000)      (880,000)     (663,000)    (4,966,000)
  Purchase of intangibles...........................           --            --             --            --
  Net change in short-term investments..............     (260,000)      (36,000)       296,000       296,000     (1,735,000)
                                                      -----------   -----------   ------------   -----------   ------------
        Net cash (used in) provided by investing
          activities................................     (781,000)     (349,000)      (584,000)     (367,000)    (6,701,000)
                                                      -----------   -----------   ------------   -----------   ------------
Financing activities:
  Borrowings on promissory notes....................      500,000            --             --            --             --
  Payments on promissory notes......................   (1,000,000)     (500,000)            --            --             --
  Issuance of convertible and redeemable preferred
    stock...........................................    4,128,000     7,197,000     24,625,000            --             --
  Issuance of convertible and redeemable minority
    interest shares.................................    1,070,000       510,000             --            --             --
  Issuance of convertible preferred stock...........           --            --             --            --     33,339,000
  Proceeds from exercise of stock options...........           --            --         30,000        21,000        283,000
  Proceeds from issuance of convertible subordinated
    debentures......................................           --            --      3,120,000     3,120,000             --
  Proceeds (payments) under capital lease
    obligation......................................           --            --        (47,000)           --        174,000
                                                      -----------   -----------   ------------   -----------   ------------
        Net cash provided by financing activities...    4,698,000     7,207,000     27,728,000     3,141,000     33,796,000
                                                      -----------   -----------   ------------   -----------   ------------
        Net increase (decrease) in cash and cash
          equivalents...............................      405,000     1,830,000     21,958,000    (2,990,000)   (11,562,000)
Cash and cash equivalents, beginning of period......    1,262,000     1,667,000      3,497,000     3,497,000     25,455,000
                                                      -----------   -----------   ------------   -----------   ------------
Cash and cash equivalents, end of period............  $ 1,667,000   $ 3,497,000   $ 25,455,000   $   507,000   $ 13,893,000
                                                      ===========   ===========   ============   ===========   ============
Supplemental disclosures of non-cash investing and
  financing activities:
  Conversion of convertible subordinated debentures
    and related accrued interest into Series C
    convertible and redeemable preferred stock......  $        --   $        --   $  3,250,000   $        --   $         --
  Accretion of dividends on minority interest.......      189,000       273,000        286,000       215,000        197,000
  Accretion of dividends on convertible and
    redeemable preferred stock......................      308,000       859,000      1,096,000       820,000      2,669,000
  Amortization of offering costs for convertible and
    redeemable preferred stock......................        6,000        19,000         22,000        15,000        437,000
  Deferred compensation for stock options issued....           --       276,000        859,000            --     29,736,000
  Property and equipment acquired under capital
    lease obligations...............................           --            --        234,000            --             --
Supplemental disclosures of cash flows information:
  Cash paid during the period for:
    Interest........................................  $        --   $        --   $      7,000   $     4,000   $     30,000
    Income taxes....................................        1,000         1,000          1,000         1,000          1,000

See accompanying notes to consolidated financial statements.

                             NOVATEL WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

1. THE COMPANY

     Novatel Wireless, Inc., a Delaware corporation ("NWI," the "Company," or "we") is headquartered in San Diego, California. We are a provider of wireless data communications access solutions. We provide wireless data modems and enabling software for use with handheld computing devices and portable personal computers. We also provide wireless data modems that can be integrated into other devices for vertical OEM applications. Our products enable professionals and consumers to access enterprise networks and the Internet.

     Prior to being established as an independent operating entity in April of 1996, the Company was formerly the Personal Communications Product Division of NovAtel Communications, a Canadian telecommunications company. The Company's subsidiaries include wholly owned Novatel Wireless Solutions, Inc., incorporated in Delaware, and fifty-percent owned Novatel Wireless Technologies Ltd. ("NWT"), incorporated in Alberta, Canada.

2. RISKS AND UNCERTAINTIES

Company Operations

     The Company is subject to a number of risks and uncertainties associated with companies at a similar stage of maturity, has only a limited operating history and the revenue and income potential of the Company's business and market are unproven. Further, the market for wireless Internet products and services is relatively new and rapidly evolving both technologically and competitively.

     The Company has experienced net losses in each year since its inception and had an accumulated deficit of $35.1 million at December 31, 1999 and $68.7 million (unaudited) at September 30, 2000. The Company incurred net losses of $4.5 million, $5.5 million, $18.5 million, $9.5 million (unaudited) and $30.3 million (unaudited) and negative cash flows from operations of $3.5 million, $5.0 million, $5.2 million, $5.8 million (unaudited) and $38.7 million (unaudited) for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively. The Company expects to continue to incur net losses for at least the next several quarters. While the Company is unable to predict accurately its future operating expenses, the Company currently expects these expenses to increase substantially, as it, among other things, expands its selling and marketing activities, increases its research and development efforts to upgrade its existing services and develop new services and technologies, upgrades its operational and financial systems, procedures and controls, and hires and trains additional personnel.

     The Company will need to significantly increase its revenues to achieve and maintain profitability. If we fail to significantly increase our revenues, the Company will continue to experience losses indefinitely and, accordingly, the Company may be required to obtain additional financing in the future. Management believes that the Company's cash reserves including net proceeds from the Series D financing (see Note 3) will be sufficient to fund operations for at least the next twelve months.

Initial Public Offering

     In April 2000, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to offer shares of common stock to the public. In April 2000, the Company's Board of Directors authorized an increase in the capitalization of the Company to 350,000,000 shares of common stock, par value $.001 per share, and up to 15,000,000 shares of undesignated preferred stock, par value $.001 per share, upon the effective date of the Company's public offering. If the offering is consummated under terms presently anticipated, all

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

outstanding shares of convertible and redeemable preferred stock outstanding at September 30, 2000 will convert into 34,355,631 shares of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the convertible preferred stock and minority interest shares outstanding at September 30, 2000 into common stock.

     In August 2000, the Company's Board of Directors approved a 3 for 1 stock split. The effects of this stock split have been retroactively reflected for all periods presented.

3. RECENT FINANCINGS AND EQUITY ACTIVITY

Series D

     In June and July of 2000, the Company issued 5,892,150 shares of Series D preferred stock to accredited investors in a private offering. Net proceeds from the financing amounted to approximately $33.6 million, or $5.75 per share, after offering costs of approximately $541,000. We also issued warrants to purchase a total of 1,178,400 shares of NWI common stock at an exercise price of $5.75 expiring June 30, 2005.

     The Company amended its Certificate of Incorporation to authorize 7,800,000 shares of Series D Convertible Preferred Stock, par value $0.001.

     In September 2000, the holders of the NWT Series A and B convertible and redeemable preferred shares exercised their right to exchange all of their shares into Series A and B convertible and redeemable preferred shares of NWI. (See Note 7)

Series D -- October 2000 (Unaudited)

     In October 2000, the Company issued 434,782 shares of Series D preferred stock to a qualified institutional buyer in a private offering. Net proceeds from the financing amounted to approximately $2.5 million, or $5.75 per share. The per share price represents a discount of $5.25 compared to the fair value on the date of issuance. Concurrently, the Company entered into a product purchase and licensing agreement with the same investor.

     The Company will record the sale of the preferred stock measured at fair value pursuant to the guidance in SFAS No. 123. The discount of approximately $2.3 million will be recorded in accordance with the terms of the product purchase and licensing agreement.

Line of Credit Commitment

     In July 2000, the Company entered into a commitment for credit facility with a bank, which will allow the Company to borrow up to the lesser of $10 million or 80% of eligible accounts receivable. This credit facility will bear interest at prime plus 1%, will be collateralized by substantially all assets of the Company and will expire in June 2001.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Novatel Wireless, Inc., its wholly owned subsidiary Novatel Wireless Solutions, Inc. and its 50% owned subsidiary NWT, which is consolidated because NWI has financial and managerial control over NWT and has the ability to unilaterally obtain a majority share ownership position and voting control. The other shareholder in NWT is a passive investor with no operational influence, no veto voting rights and no obligation to fund NWT's operations.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

The remaining 50% ownership of NWT is reflected in the accompanying balance sheets as convertible and redeemable minority interest. Refer to Note 7 for further discussion of the minority interest. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to amounts included in the prior years' financial statements to conform to the presentation for the year ended December 31, 1999.

Unaudited Interim Results

     The accompanying balance sheet as of September 30, 2000, the statements of operations and cash flows for the nine months ended September 30, 1999 and September 30, 2000 and the statement of stockholders' equity (deficit) for the nine months ended September 30, 2000 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and its results of operations and its cash flows for the nine months ended September 30, 1999 and September 30, 2000. The financial data and other information disclosed in these notes to financial statements related to these periods are also unaudited. The results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Revenue Recognition

     Our revenue has been generated from the sale of wireless modems to wireless telecommunications operators, wireless data content and service providers, resellers and OEM customers. We also generate revenue from product activation services we provide prior to shipping; through September 30, 2000, such revenue has not been significant. Revenue from product sales and services, which includes product activation, is recognized upon the latter of transfer of title or upon shipment of the product to the customer or upon rendering product activation services, if applicable. Revenues from long-term supply contracts are recognized as products are shipped to customers over the period of the contract. We record deferred revenue for cash payments received from customers in advance of product shipments. We grant price protection provisions to certain customers and we track pricing and other terms offered to customers buying similar products to assess compliance with these provisions. To date, the Company has not incurred material price protection expenses. We establish reserves for estimated product returns and warranty allowances in the period in which revenue is recognized. Reserves for product returns were $0, $0, and $167,000 at December 31, 1998, 1999 and September 30, 2000, respectively.

     During 1997 and 1998 we generated revenues of $1.4 million and $650,000, respectively, under a contract research and development and license agreement. Revenues on this agreement were recognized under the contractual terms, which in 1997 included customer acceptance of our design and a license to use our technology and in 1998 included successful manufacturing of the product by the customer. Cost of revenues incurred under the agreement totaled approximately $720,000 and $294,000 in 1997 and 1998, respectively.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 is effective during the fourth quarter of fiscal 2000. Management has reviewed and adopted the provisions of SAB No. 101 which did not have a material impact on the Company's financial position or results of operations.

Research and Development Costs

     Research and development costs are expensed as incurred. To date, we have not incurred significant software development costs that would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed."

Warranty Costs

     We accrue warranty costs based on our best estimates, with reference to our past experience.

Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of money market and mutual funds and are carried at market, which approximates cost.

Short-Term Investments

     From time to time, the Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines to diversify its short-term investments and their maturities to manage safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its short-term investments.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company provides reserves against inventories which it believes to be excess or obsolete to state such inventories at realizable value.

Due from Contract Manufacturers

     Due from contract manufacturers represents amounts due from the Company's outsourced product manufacturers from the sale of materials inventories by the Company to the manufacturers. These sales represented a transfer of assets and were not recognized as revenues in the accompanying consolidated statements of operations.

Property and Equipment

     Property and equipment are stated at cost and depreciated primarily using the straight-line method. Test equipment, computer equipment and software, furniture and fixtures and product tooling are depreciated over lives between one and five years and leasehold improvements are depreciated over the shorter of the related lease period or useful life.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

Intangible Asset

     Intangible asset consists of a non-exclusive and perpetual worldwide software product license. The Company capitalized the cost to acquire the license and will amortize the cost on a straight-line basis over the estimated useful life of the asset which is 5 years.

Long-Lived Assets

     The Company continually evaluates the carrying value of the unamortized balances of its long-lived assets to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each asset. If management's evaluation were to indicate that the carrying values of these assets were impaired, such impairment would be recognized by a write down of the applicable asset to its estimated fair value and expensed through operations.

Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Stock-Based Compensation

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for costs of stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company discloses the pro forma effect on net loss and related per share amounts as if the fair-value method prescribed by SFAS No. 123 had been used to account for its stock-based employee compensation. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related interpretations.

Computation of Net Loss Per Share

     SFAS No. 128, "Earnings Per Share," requires companies to compute basic and diluted per share data for all periods for which a statement of operations is presented. Basic net loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares that were outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive securities that were outstanding for the periods presented. Potentially dilutive securities consisting of options, warrants, convertible and redeemable minority interest and convertible and redeemable preferred stock were not considered in the calculation of diluted earnings per share as their impact would be antidilutive. For the periods presented, there is no difference between the basic and diluted net loss per share.

     Pro forma net loss per share (unaudited) is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding and the weighted average number of shares of convertible and redeemable preferred stock, including the minority interest shares, outstanding as if such shares were converted to common stock at the time of issuance.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

Foreign Currency Translation

     Monetary balance sheet accounts of the Company's Canadian subsidiary are translated from Canadian dollars into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary balance sheet accounts are translated at historical rates and revenue and expense accounts are translated using an average exchange rate during the period of recognition. The functional currency of the Canadian subsidiary is the U.S. dollar, thus translation gains and losses are reflected in operations. Exchange gains and losses arising from transactions denominated in foreign currencies are recorded using the actual exchange differences on the date of the transaction and are reflected in operations.

Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, primarily including cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to their short term nature. The Company performs credit evaluations of key customers and management believes it is not exposed to significant credit risk on its accounts receivable in excess of established reserves.

Comprehensive Income

     SFAS No. 130, "Comprehensive Income," requires that all items recognized under accounting standards as components of comprehensive income be reported with the same prominence as other financial statements. The Company has no items requiring separate display of comprehensive income.

Segment Information

     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. The Company believes it operates in a single business segment consisting of the development, manufacture and sale of wireless Internet products.

Recent Accounting Pronouncements

     In 1998, the Financial Accounting Standards Board, ("FASB"), issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 1999 issued SFAS No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." Under SFAS No. 133, derivatives not meeting hedge criteria are recorded in the balance sheet as either an asset or liability measured at fair value and changes in fair value are recognized currently in earnings. The Company will be required to implement SFAS No. 133, as amended by SFAS No. 137, in fiscal 2001. The Company does not anticipate that the implementation of SFAS No. 133, as amended by SFAS No. 137, will have a material impact on its financial position or results of operations.

5. FINANCIAL STATEMENT DETAILS

Due from Contract Manufacturers

     Due from contract manufacturers represents amounts due from the Company's third party product manufacturers from the transfer of materials inventories by the Company to the manufacturers. These transfers of assets were not recognized as revenues in the accompanying consolidated statements of operations. At December 31, 1999, the inventory amount transferred to the contract manufacturers was

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

$4.7 million. Subsequent to year-end, we received $4.5 million of this receivable from our contract manufacturers.

Inventories

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                         ----------------------    SEPTEMBER 30,
                                                           1998         1999           2000
                                                         --------    ----------    -------------
                                                                                    (UNAUDITED)
Finished goods.........................................  $656,000    $3,377,000     $ 3,412,000
Raw materials and components...........................        --     1,942,000       6,420,000
                                                         --------    ----------     -----------
                                                          656,000     5,319,000       9,832,000
  Less -- reserve for estimated excess and
     obsolescence......................................        --      (613,000)       (905,000)
                                                         --------    ----------     -----------
                                                         $656,000    $4,706,000     $ 8,927,000
                                                         ========    ==========     ===========

Property and Equipment

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                      --------------------------    SEPTEMBER 30,
                                                         1998           1999            2000
                                                      -----------    -----------    -------------
                                                                                     (UNAUDITED)
Test equipment......................................  $   449,000    $   650,000     $ 2,571,000
Computer equipment and purchased software...........    1,013,000      1,550,000       3,530,000
Furniture and fixtures..............................      291,000        396,000         804,000
Product tooling.....................................      235,000        491,000         768,000
Leasehold improvements..............................           --         15,000         378,000
                                                      -----------    -----------     -----------
                                                      $ 1,988,000      3,102,000       8,051,000
  Less -- accumulated depreciation and
     amortization...................................   (1,084,000)    (1,756,000)     (2,787,000)
                                                      -----------    -----------     -----------
                                                      $   904,000    $ 1,346,000     $ 5,264,000
                                                      ===========    ===========     ===========

     Depreciation expense was $462,000, $442,000, $672,000, $503,000 (unaudited)
and $1,046,000 (unaudited) for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000, respectively. At December 31, 1999, assets held under capital leases had a net book value of $190,000, net of accumulated amortization of $31,000.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

Accrued Expenses

     Accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                         ----------------------    SEPTEMBER 30,
                                                           1998         1999           2000
                                                         --------    ----------    -------------
                                                                                    (UNAUDITED)
Sales taxes............................................  $  5,000    $  346,000     $  166,000
Payroll and related....................................    80,000       430,000      1,235,000
Product warranty.......................................   244,000       236,000        874,000
Royalties..............................................   176,000        62,000         59,000
Other..................................................   223,000       100,000        669,000
                                                         --------    ----------     ----------
                                                         $728,000    $1,174,000     $3,003,000
                                                         ========    ==========     ==========

6. LINE OF CREDIT

     The Company has a line of credit agreement with a bank that allows the Company to borrow the lesser of $2.5 million, or 80%, of eligible accounts receivable balances plus 40% of raw materials and finished goods inventories, as defined in the agreement. The line of credit bears interest at prime rate plus 0.5% (9.0% at December 31, 1999), is collateralized by substantially all assets of the Company and expires during September 2000. In connection with this line of credit, 71,430 NWI warrants were granted to purchase shares of Series C convertible and redeemable preferred stock. As of December 31, 1999 and September 30, 2000 (unaudited), there were no borrowings outstanding under the line of credit. However, the Company was in violation of certain covenants defined in the line of credit agreement. The Company has obtained a waiver from the bank related to such covenant violations through September 30, 2000. (See
Note 3)

7. CONVERTIBLE AND REDEEMABLE MINORITY INTEREST

     Minority interest consists of 3,755,394 Series A convertible and redeemable preferred shares (Series A shares) and 640,842 Series B (Series B shares) convertible and redeemable preferred shares of NWT at December 31, 1998 and 1999.

     In 1996, we issued 2,812,500 Series A shares to accredited investors in a private offering. Proceeds from the financing were approximately $1,997,000, or $0.71 per share.

     In 1997, we issued 942,894 Series A shares to accredited investors in a private offering. Proceeds from the financing were approximately $669,000, or $0.71 per share. Additionally, we issued 281,688 Series B shares to accredited investors in a private offering. Proceeds from the financing were approximately $400,000, or $1.42 per share. In connection with this offering, we also caused our subsidiary, NWT, to issue warrants to purchase a total of 105,633 shares of NWT common stock at an exercise price of $1.42 on or prior to December 31, 2002.

     In 1998, we issued 359,154 Series B shares to accredited investors in a private offering. Proceeds from the financing were approximately $510,000, or $1.42 per share. We also caused our subsidiary, NWT, to issue warrants to purchase a total of 134,682 shares of NWT common stock at an exercise price of $1.42 on or prior to April 24, 2003.

     The NWT Series A shares are exchangeable at the option of the holder, on a 1:1 basis to NWI Series A preferred shares without the payment of any additional consideration any time after issuance but before August 21, 2002. The NWT Series B shares are exchangeable, at the option of the holder, on a 1:1

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

basis to NWI Series B preferred shares without the payment of any additional consideration any time after issuance but before December 23, 2003. In the event that NWI becomes listed on a public exchange, the Company has the right to require holders of the Series A and Series B shares to exchange all such shares into NWI Series A and NWI Series B shares. In the event that NWT becomes listed on a public exchange, merges or consolidates with or into another company or sells all or substantially all of its assets, these Series A and Series B shares would be automatically converted into NWT common shares, provided certain minimum proceeds requirements are met. Further, automatic conversion into NWT common shares for each Series would occur provided two-thirds of the preferred stockholders of that Series voted to convert.

     NWT's preferred stockholders may elect, after August 21, 2000 for Series A preferred shares and after December 23, 2001 for Series B preferred shares, to have NWT redeem the shares provided that funds are legally available. After August 21, 2002 for Series A preferred shares and after December 23, 2003 for Series B preferred shares, NWT must redeem all of the outstanding preferred shares provided that funds are legally available. If funds legally available are not sufficient to redeem the total number of shares submitted for redemption, or those subject to mandatory redemption, those shares not redeemed will carry a dividend rate of 12%.

     Each of NWT's preferred stockholders are entitled to receive, from funds legally available, a cumulative annual dividend of 8% per annum based on their respective purchase price upon any liquidation, dissolution or winding up of the affairs of NWT, redemption, or when declared by the Board of Directors provided that, upon optional or automatic conversion of the preferred shares, all accrued and unpaid dividends are forfeited. Dividends on these shares of $189,000, $273,000, $286,000, $215,000 (unaudited) and $197,000 (unaudited) for the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 1999 and 2000, respectively, have been accrued and recorded in the accompanying consolidated financial statements.

     In September 2000, the NWT Series A & Series B Holders exchanged their NWT Series A and Series B shares on a 1:1 basis into NWI Series A preferred and Series B preferred shares.

8. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK

     The Company has three classes of convertible and redeemable preferred stock as follows.

                                                             DECEMBER 31,
                                                      --------------------------    SEPTEMBER 30,
                                                         1998           1999            2000
                                                      -----------    -----------    -------------
                                                                                     (UNAUDITED)
Convertible and redeemable preferred stock, Series
  A, par value $.001, 16,500,000 shares authorized,
  6,791,571 (1998 and 1999) and 10,546,965 (2000)
  shares issued and outstanding.....................  $ 5,472,000    $ 5,870,000     $ 9,661,000
Convertible and redeemable preferred stock, Series
  B, par value $.001, 7,500,000 shares authorized
  (485,241 are non-voting), 6,252,843 (1998 and
  1999) and 6,893,685 (2000) shares issued and
  outstanding.......................................    9,340,000     10,060,000      11,707,000
Convertible and redeemable preferred stock, Series
  C, par value $.001, 16,500,000 shares authorized,
  11,022,831 shares issued and outstanding..........           --     27,875,000      30,124,000
                                                      -----------    -----------     -----------
                                                      $14,812,000    $43,805,000     $51,492,000
                                                      ===========    ===========     ===========

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

     In 1996, the Company issued 3,089,565 shares of Series A convertible and redeemable preferred stock (Series A) to accredited investors in a private offering. Proceeds from the financing were approximately $2,194,000, or $0.71 per share.

     In 1997, the Company issued 3,702,006 shares of Series A preferred stock to accredited investors in a private offering. Proceeds from the financing were approximately $2,628,000, or $0.71 per share and related offering costs were approximately $83,000. Additionally, we issued 1,126,761 shares of Series B convertible and redeemable preferred stock (Series B) to accredited investors in a private offering. Proceeds from the financing were approximately $1,600,000, or $1.42 per share and related offering costs were approximately $17,000. We also issued warrants to purchase a total of 422,535 shares of NWI common stock at an exercise price of $1.42 on or prior to December 31, 2002.

     In 1998, the Company issued 5,126,082 shares of Series B preferred stock to accredited investors in a private offering. Proceeds from the financing were approximately $7,279,000, or $1.42 per share and related offering costs were approximately $82,000. We also issued warrants to purchase a total of 1,922,280 shares of NWI common stock at an exercise price of $1.42 on or prior to December 31, 2004.

     In December 1999, the Company issued 11,022,831 shares of Series C convertible and redeemable preferred stock (Series C) to accredited investors in a private offering at a price of $2.78 per share. Proceeds from the financing were approximately $27,875,000, including conversion of subordinated debentures of $3,120,000 and related accrued interest of $130,000 after deducting offering costs and underwriters' commissions of approximately $2,768,000.

     Subject to adjustment under certain circumstances, the Series A, Series B, and Series C shares are convertible to NWI common shares on a 1:1 basis without the payment of additional consideration at the option of the holder at any time after issuance but before August 21, 2002 for Series A, before December 23, 2001 for Series B, and before June 30, 2001 for Series C. Automatic conversion occurs if:

          a. NWI becomes listed on a public exchange with minimum net proceeds of $10 million and the offering price is not less than $1.42 per share for Series A, $2.50 per share for Series B, and $4.87 per share for Series C.

          b. NWI sells all or substantially all of its assets, merges or consolidates into or with another corporation provided the portion of proceeds distributable are not less than $1.42 per share for Series A, $2.50 per share for Series B, and $4.87 per share for Series C.

          c. Two-thirds of each Series of the preferred stockholders vote to convert.

     Holders of the Series A, Series B and Series C shares may elect, after January 1, 2005 to have the Company redeem the shares, provided that funds are legally available. After January 1, 2005, the Company must redeem all of the outstanding preferred shares, provided that funds are legally available. If funds legally available are not sufficient to redeem the total number of shares submitted for redemption, or those subject to mandatory redemption, those shares not redeemed will carry a dividend rate of 12%.

     The holders of the Series A, Series B and Series C shares are entitled to receive, from funds legally available, a cumulative annual dividend of 8% of the purchase price upon any liquidation, dissolution or winding up of the affairs of the Company, upon redemption, or when declared by the Board of Directors, provided that upon optional or automatic conversion of the preferred shares all accrued and unpaid dividends shall be forfeited. Dividends on these shares of $308,000, $859,000, $1,096,000, $820,000 (unaudited) and $2,669,000 (unaudited)
for the years ended December 31, 1997, 1998 and 1999, and the nine months ended September 30, 1999 and 2000, respectively, have been accrued and recorded in the accompanying consolidated financial statements.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

9. STOCKHOLDERS' EQUITY

     During fiscal 1999, the Company amended its Certificate of Incorporation to change its authorized share capital. As a result, the Company is authorized to issue 79,500,000 shares of common stock, par value $.001; 16,500,000 shares of Series A convertible and redeemable preferred stock, par value $.001; 7,500,000 shares of Series B convertible and redeemable preferred stock (of which 485,241 are non-voting), par value $.001; and 16,500,000 shares of Series C convertible and redeemable preferred stock, par value $.001. With the exception of 56,364 outstanding shares of Series B convertible and redeemable preferred stock, all outstanding shares carry voting rights (see Note 3).

Convertible Subordinated Debentures

     On June 24, 1999 and July 15, 1999, the Company issued convertible subordinated debentures to accredited investors in the total principal amount of $3,120,000 bearing interest at the rate of 8% per annum. The Company also issued warrants to purchase a total of 3,930,006 common shares of NWI and 750,000 common shares of NWT at an exercise price of $0.67 per share. Of these warrants, 4,650,621 expire on June 24, 2004 and 29,385 expire on July 15, 2004.
Immediately upon the closing of the Series C preferred stock financing, the principal amount under convertible subordinated debentures and accrued interest of approximately $130,000 thereon converted into shares of Series C preferred stock at $2.78 per share.

Warrants

     Since inception, NWI and NWT have issued warrants to purchase shares of NWI and NWT stock to various investors and lenders as approved by the Board of Directors.

     A summary of warrant activity is as follows:

                                                                   DECEMBER 31,
                                        ------------------------------------------------------------------
                                                1997                   1998                   1999
                                        --------------------   --------------------   --------------------
                                                    WEIGHTED               WEIGHTED               WEIGHTED
                                                    AVERAGE                AVERAGE                AVERAGE
                                         NUMBER     EXERCISE    NUMBER     EXERCISE    NUMBER     EXERCISE
                                        OF SHARES    PRICE     OF SHARES    PRICE     OF SHARES    PRICE
                                        ---------   --------   ---------   --------   ---------   --------
NWI WARRANTS
Outstanding, beginning of year........        --        --       422,535    $1.42     2,344,815    $1.42
  Granted.............................   422,535     $1.42     1,922,280    $1.42     6,150,075    $1.61
                                         -------               ---------              ---------
Outstanding, end of year..............   422,535     $1.42     2,344,815    $1.42     8,494,890    $1.56
                                         =======               =========              =========
NWT WARRANTS
Outstanding, beginning of year........        --                 105,633    $1.42       240,315    $1.42
  Granted.............................   105,633     $1.42       134,682    $1.42       750,000    $0.67
                                         -------               ---------              ---------
Outstanding, end of year..............   105,633     $1.42       240,315    $1.42       990,315    $0.85
                                         =======               =========              =========

     In connection with Series C financing in 1999 (see Note 8), the Company issued warrants to buy 2,148,639 common shares of the Company. These warrants may be exercised at $3.33 per share (for 2,119,071 warrants) and $2.78 per share (for 29,568 warrants) at any time up to December 31, 2004. The Company estimated the fair market value of these warrants at the date of issuance was nominal and, accordingly, no value has been assigned to them.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

     In connection with the convertible subordinated debenture transaction, the Company issued warrants to buy 3,930,006 common shares of NWI and 750,000 common shares of NWT. These warrants may be exercised at $0.67 per share. The Company estimated that the fair value of the warrants at the date of issuance was approximately $4.3 million as the exercise price per common share was less than deemed fair value per common share. Accordingly, the Company allocated the gross debenture proceeds of $3,120,000 toward the value of these warrants. This also resulted in non-cash interest expense totaling $3,120,000 in fiscal 1999 to accrete the debt discount (resulting from the allocation of proceeds to the warrant) from the time of debenture issuance to conversion to Series C.

     In connection with line of credit financing (see Note 6), the Company issued warrants to buy 71,430 Series C convertible and redeemable preferred shares of the Company. These warrants may be exercised at $2.10 per share at any time up to expiration at December 31, 2004. The Company believes the fair value of these warrants at the date of issuance was nominal and, accordingly, no value has been assigned to them.

     In connection with the Series B financing in 1997 and 1998 (see Note 8), NWI issued warrants to buy 422,535 and 1,922,280 common shares of NWI, respectively, and NWT issued warrants to buy 105,633 and 134,682 common shares of NWT, respectively. These warrants may be exercised at $1.42 per share at any time up to December 31, 2002 (for 528,168 of the warrants) and April 24, 2003 (for 2,056,962 of the warrants). The Company believes the fair market value of these warrants at the date of issuance was nominal and, accordingly, no value has been assigned to them.

Stock Option Plans

     The Company's June 1997 stock option plan (the "1997 Plan") for employees authorizes the granting of options for up to 12,000,000 shares of the Company's common stock as of December 31, 1999. Generally, options are to be granted at prices equal to at least 100% of the fair value of the stock at the date of grant, expire not later than ten years from the date of grant and become exercisable ratably over a four-year period following the date of grant. From time to time, as approved by the Company's Board of Directors, options with differing terms have also been granted. The Plan provides that any shares issued come from the Company's authorized but unissued or reacquired common stock.

     In July 2000 the Company's Board of Directors approved the 2000 Stock Incentive Plan (the "2000 Plan"). The Company will implement the 2000 Plan upon the effective date of an initial public offering (see Note 2). Options granted under the 2000 Plan generally vest on the same terms as the 1997 Plan and are exercisable for a period of ten years.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

     A summary of stock option activity is as follows:

                                                                     OPTIONS      WEIGHTED AVERAGE
                                                       OPTIONS      AVAILABLE      EXERCISE PRICE
                                                     OUTSTANDING    FOR GRANT        PER SHARE
                                                     -----------    ----------    ----------------
Options authorized at inception (June 2, 1997).....          --      1,800,000            --
  Granted..........................................   1,521,000     (1,521,000)        $0.72
  Cancelled........................................    (115,500)       115,500         $0.71
  New authorized options...........................          --        588,150            --
                                                     ----------     ----------         -----
Options outstanding, December 31, 1997.............   1,405,500        982,650         $0.72
  New authorized options...........................          --      1,500,000            --
  Granted..........................................   2,337,000     (2,337,000)        $0.84
  Cancelled........................................    (322,500)       322,500         $0.76
                                                     ----------     ----------         -----
Options outstanding, December 31, 1998.............   3,420,000        468,150         $0.80
  New authorized options...........................          --      2,111,850            --
  Granted..........................................     852,000       (852,000)        $0.95
  Exercised........................................     (41,250)            --         $0.71
  Cancelled........................................    (198,750)       198,750         $0.78
                                                     ----------     ----------         -----
Options outstanding, December 31, 1999.............   4,032,000      1,926,750         $0.83
  New authorized options...........................          --      6,000,000            --
  Granted (unaudited)..............................   7,836,744     (7,836,744)        $5.78
  Exercised (unaudited)............................    (446,898)            --         $2.57
  Cancelled (unaudited)............................  (1,004,626)     1,004,626         $1.08
                                                     ----------     ----------         -----
Options outstanding, September 30, 2000
  (unaudited)......................................  10,417,220      1,094,632         $4.55
                                                     ==========     ==========         =====
Exercisable, December 31, 1997.....................       5,001                        $0.71
                                                     ==========                        =====
Exercisable, December 31, 1998.....................     328,752                        $0.65
                                                     ==========                        =====
Exercisable, December 31, 1999.....................   1,327,752                        $0.66
                                                     ==========                        =====
Exercisable, September 30, 2000 (unaudited)........   2,010,281                        $2.11
                                                     ==========                        =====

     Additional information relating to stock options outstanding and exercisable at December 31, 1999, summarized by exercise price is as follows:

                                OUTSTANDING                 EXERCISABLE
                              WEIGHTED AVERAGE            WEIGHTED AVERAGE
      EXERCISE         ------------------------------   --------------------
        PRICE                       LIFE     EXERCISE               EXERCISE
      PER SHARE         SHARES     (YEARS)    PRICE      SHARES      PRICE
---------------------  ---------   -------   --------   ---------   --------
        $0.03            300,000    8.77      $0.03       300,000    $0.03
        $0.71            909,750    7.00      $0.71       471,003    $0.71
        $0.95          2,811,750    9.10      $0.95       556,749    $0.95
                       ---------                        ---------
                       4,021,500                        1,327,752
                       =========                        =========

     The Company amortizes employee stock based compensation over the vesting periods of the related options using the attribute method prescribed by FASB Interpretation No. 28 and SFAS No. 123. Under this method, each vested tranche of options is accounted for as a separate option grant awarded for services. Accordingly, the compensation expense is recognized over the period during which the services

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

are provided. This method results in higher compensation expense in the earlier vesting periods of the related options.

     In 1998, the Company granted 300,000 options to an employee at $0.03 per share. On the grant date, the deemed fair value of a share of common stock was in excess of the exercise price. Accordingly, the Company has recognized gross deferred compensation of $276,000, of which $115,000 and $161,000 were recognized in 1998 and 1999, respectively.

     In 1999, the Company issued 852,000 options at $0.95 per share to employees. On the grant dates the deemed fair value of a share of common stock was in excess of $0.95 per share. Accordingly, the Company has recognized gross deferred compensation related to these grants of $859,000 of which $800,000 is unamortized as of December 31, 1999. This deferred charge will be amortized to expense over the four-year vesting period of these options.

     Of the remaining 3,558,000 options granted through December 31, 1999, 1,521,000 and 2,037,000 were granted in 1997 and 1998, respectively. These options were granted at exercise prices which the Company believes approximated fair value at the date of grant.

     In February 2000, the Company granted 375,000 additional stock options at $1.67 per share. In connection with this grant, the Company has recorded $295,000 (unaudited) of gross deferred stock compensation in the first quarter of fiscal 2000. The deferred compensation will be amortized over the four year vesting from the date of the grant.

     In April and May 2000, the Company granted a total of 907,950 options to employees at an average price of $3.33 per share. In connection with this grant, the Company has recorded $169,000 (unaudited) of gross deferred stock compensation in the second quarter of fiscal 2000.

     In July 2000, the Company granted 3,636,543 options to employees at an exercise price of $5.00 per share. In connection with these grants, the Company has recorded $21,819,000 (unaudited) of gross deferred stock compensation in the third quarter of fiscal 2000. Additionally, $659,000 (unaudited) of gross deferred compensation expense related to 65,625 options was recorded for the extension of the vesting period related to a terminated employee. In July 2000, the Company appointed a new Chief Executive Officer, and granted this officer options to purchase 3,036,543 shares of common stock at an exercise price of $5.00 per share. The option shares will vest and become exercisable as follows:
607,308 option shares are immediately exercisable; 379,569 option shares vest and become exercisable on July 24, 2001; 379,569 option shares vest and become exercisable on July 24, 2002; and 303,654 option shares vest and become exercisable on each July 24 of 2001, 2002, 2003 and 2004. In addition, 455,481 option shares shall vest and become exercisable on the earlier to occur of (1) our attaining certain milestones before December 31, 2000 or (2) with respect to 227,748 option shares, on July 24, 2003 and with respect to another 227,748 option shares, on July 24, 2004. The remaining 600,000 July option grants will vest over a four-year period, with 25% of the options vesting each year from the date of grant.

     In August 2000, the Company granted 1,941,150 options to employees at an exercise price of $7.50 per share. In connection with these grants, the Company has recorded $6,794,000 (unaudited) of gross deferred stock compensation in the third quarter of fiscal 2000. The options will generally vest over a four-year period, with 25% of the options vesting each year from the date of grant.

     In September 2000, the Company granted 664,400 options to employees at an exercise price of $11.00. The Company believes these options were granted at fair value as of the date of the grant.

     Amortization of this stock-based compensation was $220,000 and $6.5 million for the periods ended December 31, 1999 and September 30, 2000, respectively. The Company expects to amortize $6.3 million

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

in the fourth quarter of fiscal 2000, $10.4 million in 2001, $4.6 million in 2002, $2.1 million in 2003 and $600,000 in 2004, assuming no cancellations or additional stock option grants below deemed fair value.

     As permitted, the Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation expense, except as specifically described above, has been recognized for the stock option plans. The fair value of these option grants were estimated on the date of grant using an option-pricing model with the following weighted-average assumptions: zero dividend yield; risk-free interest rates between 5.28% and 6.45%; and an expected life of five years. Had compensation expense been determined based on the fair value at the dates of grant for the years ended December 31, 1997, 1998, 1999 and for the nine months ended September 30, 1999 and 2000 consistent with the provisions of SFAS No. 123, the Company's net loss per share would have been reported as the pro forma amounts indicated below:

                                                                               NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                               ----------------------------------------   ---------------------------
                                  1997          1998           1999           1999           2000
                               -----------   -----------   ------------   ------------   ------------
                                                                          (UNAUDITED)    (UNAUDITED)
Net loss applicable to common
  stockholders, as
  reported...................  $(4,979,000)  $(6,657,000)  $(19,873,000)  $(10,580,000)  $(33,573,000)
Net loss applicable to common
  stockholders, pro forma....  $(5,031,000)  $(6,789,000)  $(20,201,000)  $(10,798,000)  $(34,850,000)
Net loss per share, as
  reported...................  $     (0.51)  $     (0.69)  $      (2.04)  $      (1.09)  $      (3.31)
Net loss per share, pro
  forma......................  $     (0.52)  $     (0.70)  $      (2.08)  $      (1.11)  $      (3.44)

     The option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models also require the input of highly subjective assumptions. Because the Company's employee stock-based compensations plans have characteristics significantly different from these of traded options and because changes in the subjective input assumptions can materially affect fair value estimates, the Company believes that existing option valuation models do not necessarily provide a reliable single measure of the fair value of awards from the plans.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

Common Shares Reserved for Future Issuance

     The Company has reserved shares of common stock as follows:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1999           2000
                                                              ------------   -------------
                                                                              (UNAUDITED)
Stock options outstanding...................................    4,032,000     10,417,220
Stock options available for future grant....................    1,926,750      5,594,632
Conversion of:
  Series A NWI convertible and redeemable preferred stock...    6,791,571     10,546,965
  Series B NWI convertible and redeemable preferred stock...    6,252,843      6,893,685
  Series C NWI convertible and redeemable preferred stock...   11,022,831     11,022,831
  Series D NWI convertible preferred stock..................           --      5,892,150
  Series A NWT convertible and redeemable preferred stock...    3,755,394             --
  Series B NWT convertible and redeemable preferred stock...      640,842             --
  Stock warrants -- NWI.....................................    8,494,890     10,548,543
  Stock warrants -- NWT.....................................      990,315             --
                                                               ----------     ----------
     Total reserved shares for issuance of common stock.....   43,907,436     60,916,026
                                                               ==========     ==========


     In October 2000, the Company issued 434,782 shares of Series D preferred stock to a qualified institutional buyer in a private offering (Unaudited).


Employee Stock Purchase Plan

     In July 2000, the Company's Board of Directors approved the 2000 Employee Stock Purchase Plan (ESPP), subject to stockholder approval. The Company will implement the ESPP upon the effective date of an initial public offering (see
Note 2). The ESPP, subject to certain limitations, will permit eligible employees of the Company to purchase common stock through payroll deductions of up to 10% of their compensation. The Company has authorized the issuance of 1,500,000 shares of common stock under the ESPP, plus an automatic annual increase, to be added on the first day of the fiscal year beginning in 2001, equal to the lesser of (a) 0.5% of the outstanding shares on the last day of the prior fiscal year, (b) 270,000 shares, or (c) such lesser number of shares as may determined by the Board in its sole discretion. If purchases of stock through the plan deplete this supply, we will limit, suspend or discontinue purchases under the plan until additional shares of stock are available.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

10. INCOME TAXES

     The Company's deferred tax assets and liabilities consist of the following:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Current deferred taxes:
  Accounts receivable reserve...............................  $    18,000    $   327,000
  Accrued expenses..........................................      125,000        393,000
  Other.....................................................           --        183,000
                                                              -----------    -----------
  Deferred tax asset -- current.............................      143,000        903,000
  Valuation allowance.......................................     (143,000)      (903,000)
                                                              -----------    -----------
  Net current deferred taxes................................           --             --
                                                              ===========    ===========
Long-term deferred taxes:
  Depreciation and amortization.............................      879,000      1,095,000
  Research and development costs............................      205,000        205,000
  Net operating loss and credit carryforwards...............    3,802,000      8,462,000
                                                              -----------    -----------
  Deferred tax asset -- noncurrent..........................    4,886,000      9,762,000
  Valuation allowance.......................................   (4,886,000)    (9,762,000)
                                                              -----------    -----------
  Net long-term deferred taxes..............................           --             --
                                                              -----------    -----------
Net deferred income taxes...................................  $        --    $        --
                                                              ===========    ===========

     Management has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. At December 31, 1999 the Company has U.S. federal net operating loss carryforwards of approximately $13.6 million, which expire at various dates through 2020. The Company has California net operating loss carryforwards of approximately $8.2 million, which expire at various dates through 2004. In addition, the Company has state operating loss carryforwards of approximately $9.2 million, which expire at various dates through 2006. The Company's use of net operating loss carryforwards in future years will be substantially limited due to previous ownership changes as defined under Internal Revenue Code section 382.

     The provision for income taxes reconciles to the amount computed by applying the statutory federal income tax rate to income before provision for income taxes as follows:

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------   NINE MONTHS ENDED
                                         1997           1998           1999       SEPTEMBER 30, 2000
                                      -----------    -----------    -----------   ------------------
                                                                                     (UNAUDITED)
Federal tax provision, at statutory
  rate..............................  $(1,567,000)   $(1,927,000)   $(6,464,000)     $ (9,614,000)
State tax, net of federal benefit...      (42,000)      (195,000)      (543,000)         (805,000)
Change in valuation allowance.......    1,602,000      2,069,000      5,636,000        10,307,000
Interest expense on convertible
  subordinated debentures...........           --             --      1,279,000                --
Other...............................        7,000         53,000         92,000           112,000
                                      -----------    -----------    -----------      ------------
                                      $        --    $        --    $        --      $         --
                                      ===========    ===========    ===========      ============

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

11. COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

     The Company leases its office space and certain equipment under non-cancelable operating and capital leases. Rental expense under operating leases in fiscal 1997, 1998 and 1999 was approximately $327,000, $370,000 and $517,000, respectively. The minimum future lease payments under non-cancelable operating leases and future minimum capital lease payments as of December 31, 1999 are:

                                                              OPERATING    CAPITAL
                                                              ----------   --------
2000........................................................  $1,053,000   $108,000
2001........................................................   1,104,000     76,000
2002........................................................     826,000     24,000
2003........................................................     742,000     19,000
2004........................................................     759,000     13,000
Thereafter..................................................      87,000         --
                                                              ----------   --------
          Total minimum lease payments......................  $4,571,000    240,000
                                                              ==========
Less -- amount representing interest (at rates ranging from
  9.9% to 20.1%)............................................                (53,000)
                                                                           --------
Present value of net minimum lease payments.................                187,000
Less -- current installments of obligations under capital
  leases....................................................                (81,000)
                                                                           --------
Obligations under capital leases, excluding current
  installments..............................................               $106,000
                                                                           ========

Royalties

     The Company is required to pay quarterly royalties for its products shipped with CDPD technology. The Company incurred royalty expenses of $27,000, $136,000 and $353,000 in fiscal 1997, 1998 and 1999, respectively.

Employment Agreements

     The Company has entered into an employment agreement with its President and Chief Operating Officer that provides for compensation in the event of termination of employment of 250,000 Canadian dollars (approximately $168,000 at December 31, 1999) or 125,000 Canadian dollars (approximately $84,000 at December 31, 1999) in the event of resignation within 30 days of a change in control of the Company, plus continuation of certain benefits and pro rata payment of incentive bonuses. The Company has also entered into an employment agreement with its Chief Executive Officer that provides for a lump sum payment equivalent to annual base salary and certain additional benefits upon termination without cause or upon a change in control of the Company. Employment agreements with certain other key employees provide for six months salary payment in the event of termination without cause.

Legal Matters

     The Company is party to various legal matters and subject to claims in the ordinary course of business. In the opinion of management, such matters will not have a material adverse impact on the Company's financial position or results of operations.

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)


12. SEGMENT INFORMATION AND CONCENTRATIONS OF RISK AND RELATED PARTIES


Segment Information

     The Company operates in the wireless data modem technology industry and all sales of the Company's products and services are made in this segment. Management makes decisions about allocating resources based on this one operating segment.

     The Company has operations in the United States and Canada. The distribution of the Company's assets in the United States and Canada as of December 31, 1998, December 31, 1999, and September 30, 2000 are $3.5 million and $2.7 million, $27.4 million and $10.7 million, and $39.0 and $9.1 million, respectively.


Concentrations of Risk and Related Parties



     Two customers accounted for 32% and 14%, respectively, of the revenues for the nine months ended September 30, 2000 (unaudited). Two customers accounted for 23% and 14%, respectively, of 1999 revenues. No customer accounts for more than 10% of 1998 revenues and one customer accounts for 19% of 1997 revenues. Substantially all of the Company's revenues come from wireless Internet products. Any decline in market acceptance of the Company's products may impair the Company's ability to operate effectively. On June 30, 2000, Aether Capital, LLC, purchased $20 million of the Company's Series D preferred stock. Aether Capital, LLC is the investment arm of Aether Systems, Inc., which is the sole member of Aether Capital, LLC. David S. Oros, one of the Company's directors, who joined the Company's board in July 2000, serves as Chairman, Chief Executive Officer and President of Aether Systems, Inc. Mr. Oros is also a director of OmniSky Corporation, in which Aether Systems, Inc. is an investor. As a result of this capital transaction, OmniSky Corporation, a significant customer, became a related party. Sales to OmniSky amounted to $10,818,000 and $7,254,000 for the nine months and three months ended September 30, 2000, respectively (unaudited). Receivables from OmniSky Corporation amounted to $4,377,000 as of September 30, 2000 (unaudited).


     The Company currently outsources substantially all of its manufacturing operations to a single third party. This outsource manufacturer provides the Company with procurement, manufacturing, assembly, test, quality control and delivery services. Subsequent to December 31, 1999, the Company has entered into a manufacturing agreement with another vendor, but manufacturing activities have not begun with this new vendor. If there were disruptions to, or terminations of, the Company's outsourced manufacturing relationships, the Company's financial position and results of operations would be materially adversely effected.

13. RETIREMENT SAVINGS PLAN

     The Company has a defined contribution 401(k) retirement savings plan (the "Plan"). Substantially all of the Company's U.S. employees are eligible to participate in the Plan after meeting certain minimum age and service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. As of December 31, 1999, there are no provisions for employer contributions to the Plan. Participants are fully vested in all contributions to the Plan.

14. UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND PRO FORMA STOCKHOLDERS' EQUITY (DEFICIT)

     Upon the closing of the Company's initial public offering, all outstanding NWI Series A, B and C convertible and redeemable preferred stock and Series D convertible preferred stock as of September 30,

                             NOVATEL WIRELESS, INC.

                           DECEMBER 31, 1998 AND 1999
                       AND SEPTEMBER 30, 2000 (UNAUDITED)

2000, will be converted into NWI common stock. The pro forma effect of this conversion has been presented as a separate column in the accompanying balance sheet.

     Pro forma basic and diluted net loss per share have been computed to give effect to common equivalent shares from convertible and redeemable preferred stock and minority interest shares that will convert upon the closing of the Company's initial public offering (using the as-if-converted method) for the year ended December 31, 1999 and the nine months ended September 30, 1999 and 2000.

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows (in thousands, except per share data):

                                                                               NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                               ----------------------------------------   ---------------------------
                                  1997          1998           1999           1999           2000
                               -----------   -----------   ------------   ------------   ------------
                                                                          (UNAUDITED)    (UNAUDITED)
Net loss.....................  $(4,476,000)  $(5,506,000)  $(18,469,000)  $ (9,530,000)  $(30,270,000)
Adjustments to net loss used
  in computing basic and
  diluted net loss applicable
  to common stockholders:
Accretion of dividends on
  minority interest..........     (189,000)     (273,000)      (286,000)      (215,000)      (197,000)
Accretion of dividends on
  convertible and redeemable
  preferred stock............     (308,000)     (859,000)    (1,096,000)      (820,000)    (2,669,000)
Amortization of offering
  costs for convertible and
  redeemable preferred
  stock......................       (6,000)      (19,000)       (22,000)       (15,000)      (437,000)
                               -----------   -----------   ------------   ------------   ------------
Net loss applicable to common
  stockholders...............  $(4,979,000)  $(6,657,000)  $(19,873,000)  $(10,580,000)  $(33,573,000)
                               ===========   ===========   ============   ============   ============
Denominator:
  Weighted average common
     shares outstanding......                                 9,728,421      9,723,737     10,138,695
  Adjustments to reflect
     assumed conversion of
     convertible and
     redeemable preferred
     stock from the date of
     issuance:
     Series A NWI............                                 6,791,571      6,791,571     10,546,965
     Series B NWI............                                 6,252,843      6,252,843      6,893,685
     Series C NWI............                                    30,198             --     11,022,831
     Series D NWI............                                        --             --      5,892,150
     Class A NWT.............                                 3,755,394      3,755,394             --
     Class B NWT.............                                   640,842        640,842             --
                                                           ------------   ------------   ------------
     Weighted average shares
       used in computing pro
       forma basic and
       diluted net loss per
       share.................                                27,199,269     27,164,387     44,494,326
                                                           ============   ============   ============

     The inside back cover contains a diagram showing the relationship and architecture of our product line to the Internet through wireless networks.

                                 [NOVATEL LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $   27,720
NASD filing fee.............................................      11,000
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     500,000
Blue Sky qualification fees and expenses....................      25,000
Transfer Agent and Registrar fees...........................      15,000
Miscellaneous fees and expenses.............................      76,280
                                                              ----------
  Total.....................................................  $1,600,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Securities Act). Article XIV of our amended and restated certificate of incorporation (Exhibit 3.1 to this registration statement) and
Article VI of our bylaws (Exhibit 3.2 to this registration statement) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.6 to this registration statement) with our officers and directors. The underwriting agreement (Exhibit 1.1 to this registration statement) also provides for cross-indemnification among us and the underwriters with respect to certain matters, including matters arising under the Securities Act. Our amended and restated certificate of incorporation provides that subject to Delaware law, our directors will not be personally liable for monetary damages awarded as a result of a breach of their fiduciary duty owed to Novatel Wireless, Inc. and its stockholders. This provision does not eliminate our directors' fiduciary duty and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued and sold the following securities:

          1. On June 30 and July 14, 2000, we issued and sold a total of 5,892,150 shares of our Series D preferred stock to accredited investors and on October 23, 2000, we issued and sold a total of 434,782 shares of our Series D preferred stock to a qualified institutional buyer at a purchase price of $5.75 per share. We also issued and sold warrants to purchase a total of 1,178,400 shares of our common stock at an exercise price of $5.75 per share. These warrants are exercisable upon the earliest to occur of June 30, 2001, the closing of this offering or a transaction which results in a change of control of our company.

          2. On December 31, 1999, we issued and sold a total of 11,022,831 shares of our Series C preferred stock to accredited investors at a purchase price of $2.78 per share. We also issued and sold warrants to purchase a total of 2,119,071 and 29,568 shares of common stock at an exercise price of $3.33 and $2.78 per share, respectively, on or prior to December 31, 2004.

          3. On October 12, 1999, we issued and sold a warrant to purchase 71,430 shares of our Series C preferred stock to a financial institution in connection with a working line of credit at an exercise price of $2.10 per share.

          4. On June 24, 1999 and on July 15, 1999, we and our subsidiary NWT issued and sold convertible subordinated debentures to accredited investors in the total original principal amount of $3,120,000 bearing interest at the rate of 8% per annum. Of this amount, $500,000 in original principal amount was issued by NWT. We also issued warrants to purchase a total of 3,930,006 shares of common stock at an exercise price of $0.67 per share on or prior to June 24, 2004 or July 15, 2004 depending on their date of issuance. In connection with this financing, NWT issued warrants to purchase 750,000 shares of NWT's common stock, which shares of NWT common stock were upon issuance exchangeable on a one-for-one basis for shares of our common stock. Immediately upon the closing of our Series C preferred stock financing, the principal amount then outstanding under these convertible subordinated debentures, together with accrued interest thereon, automatically converted into 1,166,721 shares of our Series C preferred stock at a price of $2.78 per share without the payment of additional consideration.

          5. On December 23, 1997, April 24, 1998 and September 1, 1998, we issued and sold a total of 6,252,843 shares of our Series B preferred stock to accredited investors at a purchase price of $1.42 per share. In addition, on December 23, 1997, and on April 24, 1998 our subsidiary NWT issued an aggregate of 640,842 shares of its Series B preferred stock. These NWT shares were, upon issuance, exchangeable on a one-for-one basis for shares of our Series B preferred stock. During this period, we also issued warrants to purchase 2,344,815 shares of our common stock at an exercise price of $1.42 per share. In connection with this financing, NWT issued warrants to purchase 240,315 shares of NWT's common stock at an exercise price of $1.42 per share which shares of NWT common stock were, upon issuance, exchangeable on a one-for-one basis for shares of our common stock. 528,168 of the warrants that each of Novatel and NWT issued in connection with this Series B financing are exercisable on or before December 31, 2002 and 2,056,962 of such warrants are exercisable on or before December 31, 2003.


          6. At November 10, 2000, we have outstanding options to purchase 10,228,094 shares of our common stock to a number of our employees, directors and consultants.


     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements under the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 with respect to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
 NUMBER                       DESCRIPTION OF DOCUMENT
--------                      -----------------------
   1.1**    Form of underwriting agreement.
   3.1**    Form of Amended and Restated Certificate of Incorporation of
            Novatel Wireless, Inc., to be effective upon consummation of this offering.
   3.2**    Form of Amended and Restated Bylaws of Novatel Wireless,
            Inc., to be effective upon consummation of this offering.
   4.1**    Form of Specimen Common Stock Certificate.
   5.1**    Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.
  10.1**    Amended and Restated 1997 Stock Option Plan of Novatel
            Wireless, Inc.
  10.2**    2000 Stock Incentive Plan of Novatel Wireless, Inc.
  10.3**    2000 Employee Stock Purchase Plan of Novatel Wireless, Inc.
  10.4**    Amended and Restated Registration Rights Agreement, dated as of June 15, 1999, by and among Novatel Wireless, Inc. and
            some of its stockholders.
  10.5**    Amended and Restated Investors' Rights Agreement, dated as of June 30, 2000, by and among Novatel Wireless, Inc. and
            some of its stockholders.
  10.6**    Form of Indemnification Agreement to be entered into by and between Novatel Wireless, Inc. and its officers and
            directors.
  10.7**    Loan and Security Agreement, dated as of October 12, 1999, by and between Novatel Wireless, Inc. and Venture Banking
            Group, a division of Cupertino National Bank, as amended.
  10.8**    Real Property Sublease, dated as of July 7, 2000, by and
            between Sicor Inc. (formerly Gensia Sicor, Inc.) and Novatel
            Wireless, Inc., for 9360 Towne Centre Drive, San Diego,
            California.
  10.9**    Real Property Lease, dated as of February 1, 1997, by and
            between Novatel Wireless Technologies Ltd. and Sun Life
            Assurance Company of Canada, for 6715 8th St., N.E.,
            Calgary, Alberta.
  10.10+    Supply Agreement, dated as of March 31, 2000, by and between
            Novatel Wireless, Inc. and Hewlett-Packard Company.
  10.11+    Technology License, Manufacturing and Purchase Agreement,
            dated as of October 13, 1999, by and between Novatel
            Wireless, Inc. and Metricom, Inc.
  10.12+    Supply Agreement, dated as of August 12, 1999, by and
            between Novatel Wireless, Inc. and OpenSky Corporation
            (currently known as OmniSky Corporation).
10.13+**    Electronic Manufacturing Services, dated as of September 3,
            1999, by and between Novatel Wireless, Inc. and Sanmina
            (Canada) ULC.
  10.14+    Letter Agreement, dated as of March 15, 2000, by and between
            Novatel Wireless, Inc. and Symbol Technologies, Inc.
  10.15+    Agreement for Purchase and Sale of Novatel Wireless, Inc.
            Mobile Terminal Units dated as March 2000 by and between
            Novatel Wireless, Inc. and VoiceStream Wireless Corporation.
10.16+**    Agreement for Electronic Manufacturing Services, dated as of
            April 8, 2000, by and between Novatel Wireless, Inc. and GVC
            Corporation.
 10.17**    Employment Agreement, dated as of July 24, 2000, by and
            between Novatel Wireless, Inc. and John Major.
 10.18**    Employment Agreement, dated as of August 21, 1996, by and
            among Novatel Wireless, Inc., Novatel Wireless Technologies
            Ltd. and Ambrose Tam.
 10.19**    Standard Manufacturing Agreement, dated as of August 8,
            2000, by and between Novatel Wireless, Inc. and Solectron de
            Mexico, S.A. de C.V.
 10.20**    First Amendment to Employment Agreement, dated as of
            September 22, 2000, by and among Novatel Wireless, Inc.,
            Novatel Wireless Technologies Ltd. and Ambrose Tam.

EXHIBIT
 NUMBER                       DESCRIPTION OF DOCUMENT
--------                      -----------------------
  10.21+    Product Purchase and License Agreement, dated as of October
            23, 2000, by and between Novatel Wireless, Inc. and Intel
            Corporation.
  21.1**    Subsidiaries of Novatel Wireless, Inc.
  23.1      Consent of Arthur Andersen LLP, Independent Public
            Accountants.
  23.2**    Consent of Orrick, Herrington & Sutcliffe LLP (contained in their opinion filed as Exhibit 5.1).
  24.1**    Power of Attorney (included in the signature page to this
            registration statement).
  27.1**    Financial Data Schedule.


---------------
 * To be filed by amendment.
** Previously filed.
 + Confidential treatment requested as to some portions of this exhibit.

(b) FINANCIAL STATEMENT SCHEDULES

Schedule II -- Valuation and Qualifying Accounts............  S-1

ITEM 17. UNDERTAKINGS

     We undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names the underwriters require to permit prompt delivery to each purchaser in the offering.

     To the extent indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, our certificate of incorporation, our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless our legal counsel opines that controlling precedent has settled the matter, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of the issue.

     The undersigned registrant undertakes:

          (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) of the Securities Act shall be deemed to be part of this registration statement as of the time the registration statement was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California on November 13, 2000.


                                          NOVATEL WIRELESS, INC.

                                          By:        /s/ JOHN MAJOR
                                            ------------------------------------
                                                         John Major
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 6 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:



                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----
                  /s/ JOHN MAJOR                      Chief Executive Officer and    November 13, 2000
---------------------------------------------------   Chairman of the Board (Chief
                    John Major                             Executive Officer)

                  /s/ AMBROSE TAM                      President, Chief Operating    November 13, 2000
---------------------------------------------------   Officer and Chief Technology
                    Ambrose Tam                                 Officer

                /s/ MELVIN FLOWERS                   Chief Financial Officer (Chief  November 13, 2000
---------------------------------------------------     Financial and Accounting
                  Melvin Flowers                                Officer)

                         *                                      Director             November 13, 2000
---------------------------------------------------
                   H. H. Haight

                         *                                      Director             November 13, 2000
---------------------------------------------------
                    Nathan Gibb

                         *                                      Director             November 13, 2000
---------------------------------------------------
                    Robert Getz

                         *                                      Director             November 13, 2000
---------------------------------------------------
                    David Oros

                         *                                      Director             November 13, 2000
---------------------------------------------------
                    Mark Rossi

                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----
                         *                                      Director             November 13, 2000
---------------------------------------------------
                  Steven Sherman

                *By: /s/ JOHN MAJOR                             Director             November 13, 2000
   ---------------------------------------------
           John Major, Attorney-In-Fact

                                  SCHEDULE II

                             NOVATEL WIRELESS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                   THREE YEAR PERIOD ENDED DECEMBER 31, 1999

                                             BALANCE AT    ADDITIONS     DEDUCTIONS     BALANCE
                                             BEGINNING     CHARGED TO       FROM         AT END
                                              OF YEAR      OPERATIONS     RESERVES      OF YEAR
                                             ----------    ----------    ----------    ----------
Allowance for doubtful accounts year ended:
  December 31, 1997........................  $       --    $   47,000     $     --     $   47,000
  December 31, 1998........................      47,000            --        3,000         44,000
  December 31, 1999........................      44,000       137,000           --        181,000
Warranty reserve year ended:
  December 31, 1997........................      11,000        78,000           --         89,000
  December 31, 1998........................      89,000       155,000           --        244,000
  December 31, 1999........................     244,000       132,000      140,000        236,000
Deferred tax asset valuation allowance:
  December 31, 1997........................   1,652,000     1,406,000           --      3,058,000
  December 31, 1998........................   3,058,000     1,828,000           --      4,886,000
  December 31, 1999........................   4,886,000     4,876,000           --      9,762,000

                                 EXHIBIT INDEX


EXHIBIT                                                                    PAGE
 NUMBER                       DESCRIPTION OF DOCUMENT                     NUMBER
--------                      -----------------------                     ------
   1.1**    Form of underwriting agreement..............................
   3.1**    Form of Amended and Restated Certificate of Incorporation of
            Novatel Wireless, Inc., to be effective upon consummation of this offering...............................................
   3.2**    Form of Amended and Restated Bylaws of Novatel Wireless,
            Inc., to be effective upon consummation of this offering....
   4.1**    Form of Specimen Common Stock Certificate...................
   5.1**    Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered...............
  10.1**    Amended and Restated 1997 Stock Option Plan of Novatel
            Wireless, Inc. .............................................
  10.2**    2000 Stock Incentive Plan of Novatel Wireless, Inc. ........
  10.3**    2000 Employee Stock Purchase Plan of Novatel Wireless,
            Inc. .......................................................
  10.4**    Amended and Restated Registration Rights Agreement, dated as of June 15, 1999, by and among Novatel Wireless, Inc. and
            some of its stockholders....................................
  10.5**    Amended and Restated Investors' Rights Agreement, dated as of June 30, 2000, by and among Novatel Wireless, Inc. and
            some of its stockholders....................................
  10.6**    Form of Indemnification Agreement to be entered into by and between Novatel Wireless, Inc. and its officers and
            directors...................................................
  10.7**    Loan and Security Agreement, dated as of October 12, 1999, by and between Novatel Wireless, Inc. and Venture Banking
            Group, a division of Cupertino National Bank, as amended....
  10.8**    Real Property Sublease dated as of July 7, 2000, by and
            between Sicor Inc. (formerly Gensia Sicor, Inc.) and Novatel
            Wireless, Inc., for 9360 Towne Centre Drive, San Diego,
            California..................................................
  10.9**    Real Property Lease, dated as of February 1, 1997, by and
            between Novatel Wireless Technologies Ltd. and Sun Life
            Assurance Company of Canada, for 6715 8th St., N.E.,
            Calgary, Alberta............................................
  10.10+    Supply Agreement, dated as of March 31, 2000, by and between
            Novatel Wireless, Inc. and Hewlett-Packard Company..........
  10.11+    Technology License, Manufacturing and Purchase Agreement,
            dated as of October 13, 1999, by and between Novatel
            Wireless, Inc. and Metricom, Inc. ..........................
  10.12+    Supply Agreement, dated as of August 12, 1999, by and
            between Novatel Wireless, Inc. and OpenSky Corporation
            (currently known as OmniSky Corporation)....................
10.13+**    Electronic Manufacturing Services, dated as of September 3,
            1999, by and between Novatel Wireless, Inc. and Sanmina
            (Canada) ULC................................................
  10.14+    Letter Agreement, dated as of March 15, 2000, by and between
            Novatel Wireless, Inc. and Symbol Technologies, Inc. .......
  10.15+    Agreement for Purchase and Sale of Novatel Wireless, Inc.
            Mobile Terminal Units dated as March 2000 by and between
            Novatel Wireless, Inc. and VoiceStream Wireless
            Corporation.................................................
10.16+**    Agreement for Electronic Manufacturing Services, dated as of
            April 8, 2000, by and between Novatel Wireless, Inc. and GVC
            Corporation.................................................
 10.17**    Employment Agreement, dated as of July 24, 2000, by and
            between Novatel Wireless, Inc. and John Major...............
 10.18**    Employment Agreement, dated as of August 21, 1996, by and
            among Novatel Wireless, Inc., Novatel Wireless Technologies
            Ltd. and Ambrose Tam........................................
 10.19**    Standard Manufacturing Agreement, dated as of August 8,
            2000, by and between Novatel Wireless, Inc. and Solectron de
            Mexico, S.A. de C.V.........................................

EXHIBIT                                                                    PAGE
 NUMBER                       DESCRIPTION OF DOCUMENT                     NUMBER
--------                      -----------------------                     ------
 10.20**    First Amendment to Employment Agreement, dated as of
            September 22, 2000, by and among Novatel Wireless, Inc.,
            Novatel Wireless Technologies Ltd. and Ambrose Tam..........
  10.21+    Product Purchase and License Agreement, dated as of October
            23, 2000, by and between Novatel Wireless, Inc. and Intel
            Corporation.
  21.1**    Subsidiaries of Novatel Wireless, Inc. .....................
  23.1      Consent of Arthur Andersen LLP, Independent Public
            Accountants.................................................
  23.2**    Consent of Orrick, Herrington & Sutcliffe LLP (contained in their opinion filed as Exhibit 5.1).........................
  24.1**    Power of Attorney (included in the signature page to this
            registration statement).....................................
  27.1**    Financial Data Schedule.....................................


---------------
 * To be filed by amendment.
** Previously filed.
 + Confidential treatment requested as to some portions of this exhibit.